SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No        X

Index

1. Summary of 2007 First Half Business Report

2. Exhibit 99.1-Kookmin Bank Review Report for the First Half of 2007

Summary of 2007 First Half Business Report

On August 14, 2007, Kookmin Bank filed its business report for the first half of 2007 (the “Business Report”) with the Financial Supervisory Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

In effect from January 1, 2007, we have adopted SKAS1 No. 21 (“Preparation and Presentation of Financial Statements I”) and SKAS No. 24 (“Preparation and Presentation of Financial Statements II (Financial Industry)”), pursuant to which the presentation and order of certain line items, including gain/loss on disposal of available-for-sale securities, have been reclassified from non-operating income to operating income. We have revised our financial statements for prior periods to reflect this change.

Financial information contained in this summary (and in the attached review report) have been prepared in accordance with generally accepted accounting principles in Korea, which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Kookmin Bank” mean Kookmin Bank on a non-consolidated basis, and all references to “we”, “us” or the “Bank” mean Kookmin Bank and, as the context may require, its subsidiaries. In addition, all references to “Won” in this document are to the currency of the Republic of Korea.

[1]	SKAS: Statement of Korean Accounting Standards

1. Introduction to the Bank

1.1. Business Purposes

The business purpose of the Bank is to engage in the following business activities:

■	The banking business as prescribed by the Banking Act,

■	The trust business as prescribed by the Banking Trust Act,

■	The credit card business as prescribed by the Specialized Credit Financial Business Act, and

■	Other businesses permitted by other relevant Korean laws and regulations

1.2. History

■	November 1, 2001

Incorporated and listed on the New York Stock Exchange

■	November 9, 2001

Listed on the Korea Stock Exchange

■	September 23, 2002

Integrated IT platforms of former Kookmin Bank and H&CB

■	December 4, 2002

Entered into a strategic alliance agreement with ING Bank N.V. Amsterdam

■	September 30, 2003

Completed the merger with Kookmin Credit Card

■	December 16, 2003

Completed a strategic investment in Bank Internasional Indonesia (BII) by investing in a 25% stake in Sorak Financial Holdings, a consortium with other investors

■	December 19, 2003

Fully privatized through the entire disposition of Korean government’s stake in Kookmin Bank

■	April 29, 2004

Established a subsidiary, KB Life Insurance Co. Ltd., to engage in insurance business

■	July 22, 2004

Entered into an alliance with China Construction Bank in connection with the foreign currency business

■	August 31, 2004

ING Bank N.V. Amsterdam entered into a contract with Kookmin Bank for a strategic investment in KB Life Insurance

■	October 29, 2004

Appointed Mr. Chung Won Kang as the President & CEO in an extraordinary general shareholders’ meeting

■	December 31, 2004

The largest shareholder of Kookmin Bank changed from ING Bank N.V. Amsterdam to Euro-Pacific Growth Fund

■	January 01, 2005

Integrated three labor unions (former Kookmin Bank, former H&CB, former Kookmin Credit Card) into a single Kookmin Bank labor union

■	March 02, 2005

Opened KB Satellite Broad Casting System for the first time in Korea

■	March 21, 2005

The largest shareholder of Kookmin Bank changed from Euro-Pacific Growth Fund to ING Bank N.V. Amsterdam

■	June 16, 2005

Disposed of 27,423,761 shares of treasury stock by means of a combination of domestic over-the-counter-sales and an international issuance of depository receipts

■	July 26, 2005

Obtained an approval from FSS to use the Market Risk Internal Model for the first time among domestic financial institutions

■	October 14, 2005

The largest shareholder of Kookmin Bank changed from ING Bank N.V. Amsterdam to Euro-Pacific Growth Fund

■	February 2, 2006

Established the “Basel II system to calculate credit risk weighted asset and new BIS capital adequacy ratio” for the first time among domestic financial institutions

■	April 3, 2006

Established 100% computerization of bank accounts for the first time among domestic financial institutions

■	September 8, 2006

Implemented SOD (Segregation of Duties)

■	December 11, 2006

Ranked Number 1 among banks in the National Customer Satisfaction Index(NCSI) by Korea Productivity Center

■	April 27, 2007

Commenced principal stage of the Next Generation System development and new IT center construction

1.3. Capital Structure

1.3.1. Common Shares

Kookmin Bank has the authority to issue a total of 1,000,000,000 shares of capital stock according to its Articles of Incorporation. Kookmin Bank’s Articles of Incorporation also provide that it is authorized to issue shares of preferred stock up to one-half of all of Kookmin Bank’s issued and outstanding shares of common stock. Upon completion of the merger between the former Kookmin Bank and H&CB, Kookmin Bank issued 299,697,462 common shares.

Upon the resolution of a shareholders’ meeting held on March 22, 2002, Kookmin Bank issued an additional 17,979,954 common shares in connection with a stock dividend of 6%.

On November 25, 2002 Goldman Sachs Capital Koryo, L.P. converted all of its convertible bonds into common shares. According to this conversion on November 30, 2002, Kookmin Bank issued 10,581,269 common shares and distributed them to Goldman Sachs Capital Koryo, L.P.

With respect to the merger between Kookmin Bank and Kookmin Credit Card on September 30, 2003, Kookmin Bank issued an additional 8,120,431 common shares on October 1, 2003. Accordingly, as of June 30, 2007, a total of 336,379,116 common shares were issued.

Number of Shares	(Unit: shares)

	Type
	Common Stock	Total
Share Issued (A)	336,379,116	336,379,116
Treasury Stock (B)	—	—
Share Outstanding (A-B)	336,379,116	336,379,116

Capital Increase	(Unit: Won, shares)

Issue Date	Type	Number	Face Value	Issue Price	Remarks
2001.10.31	Common Stock	299,697,462	5,000	—	M&A into a new entity
2002.3.22	Common Stock	17,979,954	5,000	5,000	Stock dividend
2002.11.30	Common Stock	10,581,269	5,000	22,124	CB conversion
2003.10.01	Common Stock	8,120,431	5,000	38,100	M&A with KCC

1.3.2. Treasury Stock

(Unit: shares)

Date	Details	Number of shares
December 31, 2005	Outstanding Treasury Shares	217,935
January 13, 2006	Disposition due to exercise of stock option by grantees	217,935
June 30, 2007	Outstanding Treasury Shares	0

1.3.3. Employee Stock Ownership Association

(Unit: shares)

Type	Beginning Balance (January 1, 2007)	Increase	Decrease	Ending Balance (June 30, 2007)	Remarks
Registered common stock	2,790,281	—	38,409	2,751,872	—

Total	2,790,281	—	38,409	2,751,872	—

1.4. Dividend

The following table shows our dividend related information for the last three years. The Board of Directors of Kookmin Bank passed a resolution to pay a dividend for fiscal year of 2006, and shareholders of Kookmin Bank approved of the dividend payout for that year at the general shareholders’ meeting held on March 23, 2007.

(Unit: in millions of Won unless indicated otherwise)

	June 30, 2007	2006		2005
Net (loss) income for the period	—	2,472,111		2,252,218
Diluted (loss) earnings per share (Won)	—	7,349	[1]	6,977
Total dividend amount	—	1,227,784		184,889
Dividend payout ratio (%)	—	49.67	[2]	8.21
Cash dividend per common share (Won)	—	3,650		550
Stock dividend per common share (%)	—	—		—
Dividend per preferred share (Won)	—	—		—
Dividend yield ratio (%)	—	4.90	[3]	0.72

[1]	Earnings per share = net income (2,472,111 million Won) / weighted average number of shares (336,373,095 shares).
[2]	Dividend payout ratio = total dividend amount for common shares (1,227,784 million Won) / net income (2,472,111 million Won).
[3]	Dividend yield ratio = dividend per share (3,650 Won) / average closing price for a week based on business day prior to market closing date of December 31, 2006 (74,525 Won).

2. Business

2.1. Source and Use of Funds

2.1.1. Source of Funds

[Bank Account]

(Unit: in millions of Won)

		June 30, 2007		December 31, 2006		December 31, 2005
		Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency	Deposits	110,666,403	3.12	111,324,234	2.91	114,394,983	2.82
	Certificate of deposit	12,108,449	4.95	8,408,753	4.53	5,008,378	3.69
	Borrowings	2,480,492	3.51	2,533,547	3.36	2,674,268	3.02
	Call money	888,610	4.51	2,300,768	4.09	931,968	3.24
	Other	34,292,282	5.40	28,332,243	5.13	24,315,388	5.08

Subtotal		160,436,236	3.76	152,899,545	3.43	147,324,985	3.23

Foreign currency	Deposits	1,657,143	2.79	1,489,895	2.37	1,473,811	1.61
	Borrowings	4,024,828	3.75	3,635,918	3.41	3,231,480	2.06
	Call money	500,005	5.12	527,600	4.74	285,573	3.48
	Debentures	2,616,163	5.35	1,530,941	4.49	765,723	4.09
	Other	89,035	—	59,296	—	52,592	—

Subtotal		8,887,174	4.08	7,243,650	3.50	5,809,179	2.26

Other	Total Shareholders Equity	15,460,367	—	14,251,498	—	11,369,246	—
	Allowances	962,042	—	1,004,895	—	677,036	—
	Other	10,720,402	—	11,935,765	—	12,041,392	—

Subtotal		27,142,811	—	27,192,158	—	24,087,674	—

Total		196,466,221	3.25	187,335,353	2.94	177,221,838	2.76

2.1.2. Use of Funds

[Bank Account]

(Unit: in millions of Won)

		June 30, 2007		December 31, 2006		December 31, 2005
		Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency	Due from banks	31,328	1.60	190,902	3.66	304,662	2.97
	Securities	29,541,351	4.51	31,437,266	4.25	27,676,964	4.58
	Loans	128,748,838	6.55	120,688,857	6.44	120,539,476	6.24
	Advances for customers	27,282	1.27	13,122	2.27	23,947	8.64
	Call loan	802,862	4.69	823,293	4.25	1,473,725	3.43
	Private placement corporate bonds	7,901,843	5.35	5,702,726	5.43	1,887,514	6.95
	Credit card accounts	8,854,268	22.75	7,855,415	24.46	7,321,906	26.93
	Other	315,763	—	328,681	—	267,061	—
	Allowance for credit losses ( - )	-2,340,176	—	-2,377,086	—	-3,034,841	—

Subtotal		173,883,359	7.09	164,663,176	6.96	156,460,414	7.06

Foreign currency	Due from banks	403,122	4.12	486,764	4.31	598,015	2.88
	Securities	886,680	4.13	793,181	6.78	858,565	6.15
	Loans	7,482,847	4.48	6,561,903	4.06	4,745,013	2.97
	Call loan	497,972	4.65	261,483	4.77	132,210	3.24
	Bills bought	1,341,788	5.93	1,326,578	5.51	1,037,144	4.64
	Other	2,142	—	1,798	—	2,209	—
	Allowance for credit losses ( - )	-84,495	—	-65,952	—	-64,290	—

Subtotal		10,530,056	4.71	9,365,755	4.61	7,308,866	3.68

Other	Cash	1,062,337	—	966,002	—	956,471	—
	Fixed assets held for business	2,518,313	—	2,397,111	—	2,508,879	—
	Other	8,472,156	—	9,943,309	—	9,987,208	—

Subtotal		12,052,806	—	13,306,422	—	13,452,558	—

Total		196,466,221	6.52	187,335,353	6.35	177,221,838	6.38

2.1.3. Fee Transactions

(Unit: in millions of Won)

		June 30, 2007	June 30, 2006	December 31, 2006
Fee Revenue (A)
Won currency	Guarantees	3,323	2,739	6,245
	Commissions received	529,420	466,252	950,789
	Credit card	73,536	64,237	129,615
	National Housing Fund Mgt.	82,561	86,852	171,811
Foreign currency	Guarantees	3,369	2,638	5,662
	Others	38,576	40,462	77,673

Subtotal		730,785	663,180	1,341,795

Fee Expense (B)
Won & foreign currency	Commissions paid in Won	92,059	77,581	178,499
	Credit card	152,471	105,328	254,041
	Others	19,095	13,970	31,860

Subtotal		263,625	196,879	464,400

Fee Income (A-B)		467,160	466,301	877,395

2.2. Principal Banking Activities

2.2.1. Deposits

The following table shows the average balances of our deposits for the periods ended and ending balances as of the dates indicated.

(Unit: in millions of Won)

		June 30, 2007		December 31, 2006		December 31, 2005
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Deposits in Won	Demand deposits	17,935,375	18,486,508	16,896,730	20,179,569	14,985,812	17,946,067
	Time & savings deposits	89,854,754	88,876,959	89,613,715	91,155,183	92,463,027	91,863,790
	Mutual installment deposits	3,658,259	3,494,910	4,302,015	3,833,573	5,674,807	5,120,668
	Mutual installment for housing	3,660,409	3,477,864	4,221,249	3,842,727	4,942,334	4,582,031
	Certificate of deposit	12,108,449	15,433,787	8,408,753	9,579,701	5,008,378	5,389,543

Subtotal		127,217,246	129,770,028	123,442,462	128,590,753	123,074,358	124,902,099

Deposits in foreign currency		1,657,143	1,792,285	1,489,895	1,427,557	1,473,811	1,379,133

Trust deposits	Money trust	9,371,656	8,949,823	9,047,669	9,627,037	7,114,352	7,405,675
	Property trust	5,632,893	5,386,537	8,491,099	6,631,376	11,032,320	9,854,012

Subtotal		15,004,549	14,336,360	17,538,768	16,258,413	18,146,672	17,259,687

Total		143,878,938	145,898,673	142,471,125	146,276,723	142,694,841	143,540,919

2.2.2. Average Deposit per Domestic Branch

The following table shows the average balances of our deposits per domestic branch as of the dates indicated.

(Unit: in millions of Won)

	June 30, 2007	December 31, 2006	December 31, 2005
Deposits	124,912	124,123	123,532
Deposits in Won	123,545	122,904	122,358

2.2.3. Average Deposit per Employee

The following table shows the average balances of our deposits per employee as of the dates indicated.

(Unit: in millions of Won)

	June 30, 2007	December 31, 2006	December 31, 2005
Deposits	7,921	7,799	7,725
Deposits in Won	7,834	7,722	7,652

2.2.4. Loan Balances

The following table shows the average balances of our loans for the periods ended and ending balances as of the dates indicated.

(Unit: in millions of Won)

	June 30, 2007		December 31, 2006		December 31, 2005
	Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Loans in Won	128,741,026	133,783,595	120,680,825	125,574,817	120,532,216	118,565,341
Loans in foreign currency	7,482,847	8,142,551	6,561,903	7,261,811	4,745,013	5,314,883
Advances for customers	27,282	27,119	13,122	19,209	23,947	11,321
Subtotal	136,251,155	141,953,265	127,255,850	132,855,837	125,301,176	123,891,545

Trust account loans	395,659	404,600	351,880	403,552	334,404	328,127

Total	136,646,814	142,357,865	127,607,730	133,259,389	125,635,580	124,219,672

2.2.5. Loan Balances as of June 30, 2007 by Maturity

(Unit: in millions of Won)

	1 year or less	More than 1 year to 3 years	More than 3 years to 5 years	More than 5 years	Total
Loans in Won	61,090,445	26,540,186	5,755,222	40,397,742	133,783,595
Loans in foreign currency	5,164,139	1,720,258	779,114	479,041	8,142,551

2.2.6. Loan Balances by Types

The following table shows the bank account balances of our loans in Won by uses as of the dates indicated.

(Unit: in millions of Won)

		June 30, 2007	December 31, 2006	December 31, 2005
Loans to enterprise	Loans for operations	38,223,508	33,054,421	30,498,328
	Loans for facility	8,818,452	6,103,249	5,073,050
Loans to households		46,782,629	46,509,920	42,771,264
Loans to public sector & others	Loans for operations	1,049,522	894,178	643,141
	Loans for facility	8,802	3,687	34,157
Loans on property formation savings		822	1,013	6,748
Loans for housing		38,898,950	39,007,176	39,535,441
Inter-bank loans		—	—	1,274
Others		910	1,173	1,938

Total		133,783,595	125,574,817	118,565,341

2.2.7. Loan to Deposit Ratio1

The following table shows loan to deposit ratio as of indicated dates.

(Unit: in millions of Won, %)

	June 30, 2007	December 31, 2006	December 31, 2005
Loans (A)	128,741,026	120,680,825	120,532,216
Deposits (B)	127,217,246	123,442,462	123,074,358

Loan to deposit ratio (A/B)	101.19	97.76	97.93

2.2.8. Guarantees

(Unit: in millions of Won)

	June 30, 2007	December 31, 2006	December 31, 2005
Determined	4,023,959	2,704,307	1,789,560
Contingent	2,856,457	2,304,434	1,972,192

Total	6,880,416	5,008,741	3,761,752

[1]	Average balance of loans in Won / average balance of (deposits in Won + certificate of deposits)

2.2.9. Securities Investment

The following table shows the average balances of our securities for the periods ended and ending balances as of the indicated dates.

(Unit: in millions of Won)

		June 30, 2007		December 31, 2006		December 31, 2005
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Securities in Won (Bank account)	Monetary stabilization bonds	8,236,829	7,478,152	11,803,683	8,534,765	10,667,229	11,570,306
	Government and public bonds	10,882,650	11,792,480	10,035,180	10,117,416	6,950,886	8,933,401
	Debentures	16,015,716	16,587,406	11,847,016	14,140,083	7,334,555	9,184,403
	Stocks	1,989,053	1,657,738	1,575,806	2,515,385	1,243,781	1,707,816
	Others	318,945	585,051	1,878,308	744,895	3,368,027	2,105,353

Subtotal		37,443,193	38,100,827	37,139,993	36,052,544	29,564,478	33,501,279

Securities in Won (Trust account)	Monetary stabilization bonds	1,426,923	1,005,132	1,247,444	1,524,511	999,522	981,949
	Government and public bonds	1,294,604	1,415,959	1,090,228	1,216,613	993,450	1,013,355
	Debentures	1,823,186	1,731,842	1,937,309	1,815,093	1,979,588	2,017,298
	Stocks	650,157	510,994	756,900	769,212	514,568	542,731
	Others	2,677,506	2,677,546	3,837,714	2,873,202	2,745,143	3,311,235

Subtotal		7,872,376	7,341,473	8,869,595	8,198,631	7,232,271	7,866,568

Securities in foreign currency (Trust account)		30,913	25,797	110,472	32,661	289,665	184,115

Securities in foreign currency (Bank account)	Foreign securities	633,989	682,037	559,343	613,078	579,561	525,892
	Off-shore foreign securities	250,575	291,323	233,838	216,066	279,003	252,994

Subtotal		884,564	973,360	793,181	829,144	858,565	778,886

Total		46,231,046	46,441,457	46,913,241	45,112,980	37,944,979	42,330,848

2.2.10. Trust Account

(Unit: in millions of Won)

	June 30, 2007		December 31, 2006		December 31, 2005
	Average amount trusted	Trust fees	Average amount trusted	Trust fees	Average amount trusted	Trust fees
Return-guaranteed trust	311	7,308	325	11,295	335	43,088
Performance trust	15,004,238	29,339	17,538,443	67,209	18,146,337	77,756

Total	15,004,549	36,647	17,538,768	78,504	18,146,672	120,844

2.2.11. Credit Card

(Unit: in millions of Won unless indicated otherwise)

		As of or for the years ended of indicated dates
		June 30, 2007	December 31, 2006	December 31, 2005
Number of card	Corporate	170,407	173,190	159,047
holders (Person)	Individual	8,636,197	8,883,738	9,342,552
Number of merchants		1,670,348	1,610,446	1,506,979
Sales volume[1]		32,867,538	63,929,192	62,475,085
Fee revenue		1,074,500	2,189,014	2,090,253

2.3. Branch Networks

As of June 30, 2007, we had 1,076 branches (including the head office) and 74 sub-branches in Korea. 443 of our branches are located in Seoul.

Also as of June 30, 2007, we had three overseas branches, in Tokyo, New York and Auckland, and two overseas offices, in Guangzhou, China and Almaty, Kazakhstan.

[1]	Includes lump-sum and installment purchases, cash advances, and check card and purchasing card transactions.

2.4. Other Information for Investment Decision

2.4.1. BIS Risk-adjusted Capital Ratios

(Unit: in millions of Won, %)

	June 30, 2007[1]	December 31, 2006	December 31, 2005
Risk-adjusted capital (A)	18,976,466	18,751,151	15,682,535
Risk-weighted assets (B)	141,414,574	132,373,478	121,072,676
BIS ratios (A/B)	13.42	14.17	12.95

2.4.2. Non-Performing Loans

(Unit: in millions of Won unless indicated otherwise)

June 30, 2007		December 31, 2006		Change
Amount	NPL to total loans	Amount	NPL to total loans	Amount	NPL to total loans
1,077,297	0.66%	1,295,915	0.85%	-218,618	-0.19%p

2.4.3. Loan Loss Allowances

The following table shows the balance of our loan loss allowances as of the dates indicated.

(Unit: in millions of Won)

		June 30, 2007	December 31, 2006	December 31, 2005
Loan losses	Domestic	2,379,800	2,458,307	2,496,655
allowance	Foreign	4,659	4,772	4,122

	Total	2,384,459	2,463,079	2,500,777

Write-Off		475,175	1,693,468	1,978,875

[1]	The figures for the first half of 2007 are preliminary estimates and are subject to change.

2.4.4. Changes of Loan Loss Allowances for Recent Three Years1

(Unit: in millions of Won)

	June 30, 2007	December 31, 2006	December 31, 2005
Beginning balance	2,360,867	2,453,275	3,118,775

Net Write-Off	(266,409)	(1,034,059)	(1,726,632)
Write-Off	(471,360)	(1,680,331)	(2,002,336)
Recovery	258,122	474,278	452,235
Other	(53,171)	171,994	(176,531)

Provision for loan losses	170,069	941,651	1,061,132

Ending balance	2,264,527	2,360,867	2,453,275

[1]	Loan loss allowance includes present value discounts and excludes allowance for other assets.

3. Financial Information

3.1. Non-Consolidated Condensed Financial Statements

(Unit: in millions of Won)

	As of or for the year ended	As of or for the year ended
	June 30, 2007	December 31, 2006
Cash and due from banks	5,336,482	6,568,306
Securities	31,315,296	29,382,480
Loans	159,318,249	149,867,182
Fixed assets	2,185,023	2,137,732
Other assets	8,711,718	7,250,781

Total assets	206,866,768	195,206,481

Deposits	131,562,312	130,019,916
Borrowings	46,808,443	39,042,684
Other liabilities	13,745,139	11,088,924

Total liabilities	192,115,894	180,151,524

Capital stocks	1,681,896	1,681,896
Capital surplus	6,258,297	6,258,297
Capital Adjustment	0	0
Other comprehensive income	412,252	899,542
Retained earnings	6,398,429	6,215,222

Total shareholders’ equity	14,750,874	15,054,957

Liabilities and Shareholders’ Equity	206,866,768	195,206,481

Operating revenue	10,182,155	19,618,874
Operating income	2,572,373	3,204,982
Income before income tax	2,159,876	3,424,086

Net income	1,418,798	2,472,111

3.2. Other Financial Information

See the Exhibit 99.1 Kookmin Bank Review Report by our independent auditors for our full financial statements and relevant notes. The Review Report will also be available at our website www.kbstar.com.

4. Independent Public Accountants

4.1. Audit & Audit related Fees

Deloitte Anjin LLC has reviewed our financial statements for the first half 2007. The aggregate contract fee for the audit and review fees for the year 2007 is 1,420 million Won.

4.2. Non-Audit Services

The following is a description of non-audit services rendered by our independent auditor for the recent three years.

(Unit: in millions of Won unless indicated otherwise)

Year	Service description	Amount of payment
1H 2007	- Agreement for Issuance of comfort letter with respect to RMBS1	50
2006	- Issuance of comfort letter	40
	- Confirmation of BIS ratio and confirmation affirming that Kookmin Bank is not a Non-Financial Operator	10
2005	- Issuance of comfort letter	30

[1]	The execution of the letter has been deferred as the RMBS issuance has been delayed.

5. Corporate Governance and Affiliated Companies

5.1. Board of Directors & Committees under the Board

The board of directors, currently consisting of executive directors and non-executive directors, holds regular meetings quarterly. Additional extraordinary meetings may also be convened at the request of any director or any committee that serves under the board of directors.

The board of directors resolves following matters:

■	Matters relating to general meeting of shareholders

■	Matters relating to general management

■	Matters relating to organization and directors of the company

■	Matters relating to funding and capital

■	Other related matters

We currently have six management committees that serve under the board:

■	The Board Steering Committee

■	The Management Strategy Committee

■	The Risk Management Committee

■	The Audit Committee

■	The Evaluation & Compensation Committee

■	The Non Executive Director Nominating Committee

For the list of our directors, see 6. Directors, Senior Management and Employees, 6.1. Executive Directors and 6.2. Non-Executive Directors.

5.2. Audit Committee

The audit committee oversees our financial reporting and approves the appointment of and interaction among our independent auditors, compliance officers, management personnel and other committee advisors. The committee also reviews our financial information, auditor’s examinations, key financial statement issues and the administration of our financial affairs by the board of directors. The committee also examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

5.3. Compensation to Directors

5.3.1. Compensation to Directors

The following table shows information regarding the remuneration paid to the Directors in the first half of 2007.

(Unit: in millions of Won)

	The aggregate remuneration paid (From January to June 2007)	Limit for the remuneration resolved by shareholders’ meeting (For the year 2007)	Average amount of the payment per person (From January to June 2007)
1) Executive Directors (Except Chief Audit Executive and Non-executive Directors)	2,782		927
2) Non-executive Directors (Except members of Audit Committee)	150	8,000	33
3) Members of Audit Committee (Including Chief Audit Executive)	716		143

Total	3,648	8,000	284

5.3.2. Stock Option

The following table is the breakdown of stock options Kookmin Bank has granted to the directors and employees as of June 30, 2007.

(Unit: in Won, shares)

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options[1]	Number of exercised options	Number of exercisable options
			From	To
15-Mar-01	Young Seok Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	In Kie Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Ji Hong Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Se Woong Lee	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Jong Min Lee	Chief Audit Executive	16-Mar-04	15-Mar-09	28,027	14,807	2,807	12,000
15-Mar-01	Seung Heon Han	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Duk Hyun Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	4,845	7,000
15-Mar-01	Byung Sang Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	11,845	0
15-Mar-01	Byung Jin Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	11,845	0
15-Mar-01	Bock Woan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Yoo Hwan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Ok Hyun Yoon	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	7,845	4,000
15-Mar-01	Hoo Sang Jang	Employee	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Sang Hoon Lee	Employee	16-Mar-04	15-Mar-09	28,027	2,961	2,461	500
15-Mar-01	Jae In Suh	Employee	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Sung Hyun Chung	Employee	16-Mar-04	15-Mar-09	28,027	2,961	2,961	0
15-Mar-01	Jong Hwa Lee	Employee	16-Mar-04	15-Mar-09	28,027	2,961	2,461	500
15-Mar-01	Sang Won Lee	Employee	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Joon Ho Park	Employee	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Sung Wan Choi	Employee	16-Mar-04	15-Mar-09	28,027	370	370	0
15-Mar-01	Jeong Haing Lee	Employee	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Tae Joo Yoon	Employee	16-Mar-04	15-Mar-09	28,027	10	0	10
15-Mar-01	Si An Her	Employee	16-Mar-04	15-Mar-09	28,027	370	0	370
15-Mar-01	Seok Won Choi	Employee	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Yong Soo Shin	Employee	16-Mar-04	15-Mar-09	28,027	370	0	370
15-Mar-01	Sung Shin Cho	Employee	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Young Mo Lee	Employee	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Sung Gil Lee	Employee	16-Mar-04	15-Mar-09	28,027	370	0	370
22-Mar-01	Cheol Ho Kim	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	4,429	0	4,429
22-Mar-01	Jun Chae Song	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	6,644	0	6,644
22-Mar-01	Myoung Woo Lee	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	4,429	0	4,429
22-Mar-01	Han Kyoung Lee	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	6,644	0	6,644
24-Mar-01	Jae Kyu Lee	Non Executive Director	25-Mar-04	24-Mar-07	25,100	2,318	2,318	0
24-Mar-01	Jong In Park	Executive Vice President	25-Mar-04	24-Mar-07	25,100	19,333	19,333	0
16-Nov-01	Sang Hoon Kim	Chairman	17-Nov-04	16-Nov-09	51,200	150,000	50,000	100,000
22-Mar-02	Sun Jin Kim	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,000	0	3,000
22-Mar-02	Ji Hong Kim	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,321	0	3,321
22-Mar-02	Keun Shik Oh	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,321	1,021	2,300
22-Mar-02	Kyung Hee Yoon	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,000	0	3,000
22-Mar-02	Dong Soo Chung	Non Executive Director	23-Mar-05	22-Mar-10	57,100	10,000	0	10,000
22-Mar-02	Henry Cornell	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,321	0	3,321
22-Mar-02	Timothy Hartman	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,321	0	3,321

[1]	Some numbers of the granted options have been adjusted due to the merger and the early retirement of the grantees.

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options[1]	Number of exercised options	Number of exercisable options
			From	To
22-Mar-02	Byung Sang Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	9,498	0	9,498
22-Mar-02	Bock Woan Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	13,339	0	13,339
22-Mar-02	Ki Sup Shin	Executive Vice President	23-Mar-05	22-Mar-10	57,100	26,405	16,405	10,000
22-Mar-02	Jong Kyoo Yoon	Executive Vice President	23-Mar-05	22-Mar-10	57,100	20,522	0	20,522
22-Mar-02	Sung Hyun Chung	Executive Vice President	23-Mar-05	22-Mar-10	57,100	19,525	0	19,525
22-Mar-02	Bong Hwan Cho	Executive Vice President	23-Mar-05	22-Mar-10	57,100	9,498	0	9,498
22-Mar-02	Bum Soo Choi	Executive Vice President	23-Mar-05	22-Mar-10	57,100	13,339	13,339	0
22-Mar-02	Ki Taek Hong	Executive Vice President	23-Mar-05	22-Mar-10	57,100	19,525	0	19,525
22-Mar-02	Jong Young Yoon	Employee	23-Mar-05	22-Mar-10	57,100	14,712	5,000	9,712
22-Mar-02	Jae Il Song	Employee	23-Mar-05	22-Mar-10	57,100	9,762	0	9,762
22-Mar-02	Hyung Goo Sim	Employee	23-Mar-05	22-Mar-10	57,100	14,712	0	14,712
22-Mar-02	Jeong Haing Lee	Employee	23-Mar-05	22-Mar-10	57,100	9,762	0	9,762
22-Mar-02	Joon Sup Chang	Employee	23-Mar-05	22-Mar-10	57,100	9,762	0	9,762
22-Mar-02	Young No Lee	Employee	23-Mar-05	22-Mar-10	57,100	14,712	14,712	0
22-Mar-02	Sung Bin Kim	Employee	23-Mar-05	22-Mar-10	57,100	9,762	0	9,762
22-Mar-02	Sung Bok Park	Employee	23-Mar-05	22-Mar-10	57,100	14,712	0	14,712
22-Mar-02	Yun Keun Jung	Employee	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Man Soo Song	Employee	23-Mar-05	22-Mar-10	57,100	9,762	0	9,762
22-Mar-02	Jeong Young Kim	Employee	23-Mar-05	22-Mar-10	57,100	5,000	5,000	0
22-Mar-02	Hack Yeon Jeong	Employee	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Jong Hwan Byun	Employee	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Jae Han Kim	Employee	23-Mar-05	22-Mar-10	57,100	2,500	0	2,500
22-Mar-02	Jong Ok Na	Employee	23-Mar-05	22-Mar-10	57,100	2,500	0	2,500
29-Mar-02	Byoung Hak Kim	Former KCC Officer	30-Mar-04	29-Mar-11	129,100	3,330	0	3,330
29-Mar-02	Jang Ok Kim	Former KCC Officer	30-Mar-04	29-Mar-11	129,100	3,330	0	3,330
29-Mar-02	Sun Lee	Former KCC Officer	30-Mar-04	29-Mar-11	129,100	3,330	0	3,330
26-Jul-02	Donald H. MacKenzie	Executive Vice President	27-Jul-05	26-Jul-10	58,800	23,899	0	23,899
21-Mar-03	Ki Hong Kim	Non Executive Director	22-Mar-06	21-Mar-11	58,600	10,000	0	10,000
21-Mar-03	Sun Jin Kim	Non Executive Director	22-Mar-06	21-Mar-11	43,800	6,678	0	6,678
21-Mar-03	Eun Joo Park	Non Executive Director	22-Mar-06	21-Mar-11	42,200	3,351	0	3,351
21-Mar-03	Kyung Bae Suh	Non Executive Director	22-Mar-06	21-Mar-11	42,200	3,351	3,351	0
21-Mar-03	Kyung Hee Yoon	Non Executive Director	22-Mar-06	21-Mar-11	43,800	6,678	0	6,678
21-Mar-03	Bernard S. Black	Non Executive Director	22-Mar-06	21-Mar-11	43,800	6,678	0	6,678
21-Mar-03	Richard Elliott Lint	Non Executive Director	22-Mar-06	21-Mar-11	43,800	6,678	0	6,678
21-Mar-03	Sung Chul Kim	Executive Vice President	22-Mar-06	21-Mar-11	35,500	9,443	4,443	5,000
21-Mar-03	See Young Lee	Executive Vice President	22-Mar-06	21-Mar-11	35,500	7,024	4,024	3,000
21-Mar-03	Won Suk Oh	Employee	22-Mar-06	21-Mar-11	35,500	9,730	0	9,730
21-Mar-03	Sung Dae Min	Employee	22-Mar-06	21-Mar-11	35,500	9,730	0	9,730
21-Mar-03	Kyong Jae Jeong	Employee	22-Mar-06	21-Mar-11	35,500	9,730	0	9,730
21-Mar-03	Chul Hee Kim	Employee	22-Mar-06	21-Mar-11	35,500	14,343	0	14,343
21-Mar-03	In Do Lee	Employee	22-Mar-06	21-Mar-11	35,500	9,730	0	9,730
21-Mar-03	Maeng Soo Ryang	Employee	22-Mar-06	21-Mar-11	35,500	9,730	0	9,730
27-Aug-03	Jin Baek Cheong	Executive Vice President	28-Aug-06	27-Aug-11	40,500	5,091	0	5,091
09-Feb-04	Young Il Kim	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	7,125	0	7,125
09-Feb-04	Sang Jin Lee	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	7,125	0	7,125
09-Feb-04	Jeung Lak Lee	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	7,452	7,452	0
09-Feb-04	Yun Keun Jung	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Kuk Shin Kang	Employee	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Kyung Soo Kang	Employee	10-Feb-07	09-Feb-12	46,100	3,837	3,000	837
09-Feb-04	Yang Jin Kim	Employee	10-Feb-07	09-Feb-12	46,100	5,000	5,000	0

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options[1]	Number of exercised options	Number of exercisable options
			From	To
09-Feb-04	Dong Hwan Cho	Employee	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Dong Sook Kang	Employee	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Young Han Kim	Employee	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	De Oak Shin	Employee	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Chang Ho Kim	Employee	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Dal Soo Lee	Employee	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Byong Doo Ahn	Employee	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
23-Mar-04	Young Soon Cheon	Non Executive Director	24-Mar-07	23-Mar-12	48,500	5,000	0	5,000
23-Mar-04	Dong Soo Chung	Non Executive Director	24-Mar-07	23-Mar-12	48,500	5,000	0	5,000
23-Mar-04	Wang Ha Cho	Non Executive Director	24-Mar-07	23-Mar-12	48,800	5,000	0	5,000
23-Mar-04	Woon Youl Choi	Non Executive Director	24-Mar-07	23-Mar-12	48,800	5,000	0	5,000
23-Mar-04	Jung Young Kang	Senior Executive Vice President	24-Mar-07	23-Mar-12	47,200	10,000	10,000	0
01-Nov-04	Chung Won Kang	President & CEO	02-Nov-07	01-Nov-12	X2	700,000	0	700,000
18-Mar-05	Hyung Duk Chang	Chief Audit Executive	19-Mar-08	18-Mar-13	X2	30,000	0	30,000
18-Mar-05	Kap Shin	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Dong Won Kim	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Yun Keun Jung	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	8,759	0	8,759
18-Mar-05	Nam Sik Yang	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	18,750	0	18,750
18-Mar-05	Hyo Sung Won	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Yong Kook Oh	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Sang Jin Lee	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	8,759	0	8,759
18-Mar-05	Ahn Sook Koo	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	8,759	0	8,759
18-Mar-05	Jung Young Kang	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	18,750	0	18,750
18-Mar-05	Young Han Choi	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Dong Soo Choe	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	18,750	0	18,750
18-Mar-05	Seong Kyu Lee	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	8,759	0	8,759
18-Mar-05	Jun Bo Cho	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	8,759	0	8,759
18-Mar-05	Jeong Min Kim	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Sung Soo Jung	Employee	19-Mar-08	18-Mar-13	46,800	4,379	0	4,379

[2]	Exercise price = (Base Price) Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4).

( Base Price ) Won is the arithmetic mean of the following three numbers: the sum of the daily closing price multiplied by the daily trading volume divided by the daily trading volume for the common shares during each of the following periods: (i) two months prior to, but excluding, the grant date; (ii) one month prior to, but excluding, the grant date; and (iii) one week prior to, but excluding, the grant date.

The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options[1]	Number of exercised options	Number of exercisable options
			From	To
18-Mar-05	Hye Young Kim	Employee	19-Mar-08	18-Mar-13	46,800	4,379	0	4,379
18-Mar-05	Ki Hyun Kim	Employee	19-Mar-08	18-Mar-13	46,800	4,379	0	4,379
18-Mar-05	Jae Sam Jung	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Chang Ho Kim	Employee	19-Mar-08	18-Mar-13	46,800	4,379	0	4,379
18-Mar-05	Dong Sook Kang	Employee	19-Mar-08	18-Mar-13	46,800	4,379	0	4,379
18-Mar-05	De Oak Shin	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Dal Soo Lee	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Byong Doo Ahn	Employee	19-Mar-08	18-Mar-13	46,800	4,379	0	4,379
18-Mar-05	Byung Kun Oh	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Won Sik Yeo	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Dong Su Yeo	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Kyoung Ho Lee	Employee	19-Mar-08	18-Mar-13	46,800	9,375	0	9,375
18-Mar-05	Jeung Ho Lee	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Kwang Suk Lee	Employee	19-Mar-08	18-Mar-13	46,800	9,375	0	9,375
18-Mar-05	Tae Gon Kim	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Hyeog Kwan Kwon	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Kyu Hyung Jung	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Dong Hwan Cho	Employee	19-Mar-08	18-Mar-13	46,800	9,375	0	9,375
18-Mar-05	Man Hee Lee	Employee	19-Mar-08	18-Mar-13	46,800	9,375	0	9,375
18-Mar-05	Il Soo Moon	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Yong Seung Lee	Employee	19-Mar-08	18-Mar-13	46,800	9,375	0	9,375
18-Mar-05	Suk Yong Cha	Non Executive Director	19-Mar-08	18-Mar-13	61,000	5,091	0	5,091
18-Mar-05	Ki Hong Kim	Non Executive Director	19-Mar-08	18-Mar-13	60,300	5,077	0	5,077
18-Mar-05	Young Soon Cheon	Non Executive Director	19-Mar-08	18-Mar-13	63,600	10,072	0	10,072
18-Mar-05	Dong Soo Chung	Non Executive Director	19-Mar-08	18-Mar-13	X2	15,000	0	15,000
18-Mar-05	Chang Kyu Lee	Non Executive Director	19-Mar-08	18-Mar-13	X2	15,000	0	15,000
18-Mar-05	Hun Namkoong	Non Executive Director	19-Mar-08	18-Mar-13	61,000	5,091	0	5,091
18-Mar-05	Doo Hwan Song	Non Executive Director	19-Mar-08	18-Mar-13	63,800	10,031	0	10,031
18-Mar-05	Dam Cho	Non Executive Director	19-Mar-08	18-Mar-13	X2	15,000	0	15,000
18-Mar-05	Nobuya Takasugi	Non Executive Director	19-Mar-08	18-Mar-13	X2	15,000	0	15,000
27-Apr-05	Kyung Wook Kang	Employee	28-Apr-08	27-Apr-13	45,700	8,827	0	8,827
22-Jul-05	Donald H. MacKenzie	Senior Executive Vice President	23-Jul-08	22-Jul-13	49,200	30,000	0	30,000
23-Aug-05	Youn Soo Kim	Employee	24-Aug-08	23-Aug-13	53,000	7,212	0	7,212
24-Mar-06	Dong Soo Chung	Non Executive Director	25-Mar-09	24-Mar-14	X3	20,000	0	20,000
24-Mar-06	Doo Hwan Song	Non Executive Director	25-Mar-09	24-Mar-14	X3	0	0	0
24-Mar-06	Chang Kyu Lee	Non Executive Director	25-Mar-09	24-Mar-14	X3	10,000	0	10,000
24-Mar-06	Dam Cho	Non Executive Director	25-Mar-09	24-Mar-14	X3	10,000	0	10,000

[3]	Exercise price = (Base Price) Won x (1 + TRS of the three major competitors x 0.4)

( Base Price ) Won is the arithmetic mean of the following three numbers: the sum of the daily closing price multiplied by the daily trading volume divided by the daily trading volume for the common shares during each of the following periods: (i) two months prior to, but excluding, the grant date; (ii) one month prior to, but excluding, the grant date; and (iii) one week prior to, but excluding, the grant date.

TRS of the three major competitors shall mean (the sum of each of the three major competitor’s Total Market Cap at the expected exercise price confirmation date less the sum of each of the three major competitor’s Total Market Cap at the grant date) divided by the sum of each of the three major competitor’s Total Market Cap at the grant date.

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options[1]	Number of exercised options	Number of exercisable options
			From	To
24-Mar-06	Nobuya Takasugi	Non Executive Director	25-Mar-09	24-Mar-14	X3	10,000	0	10,000
24-Mar-06	Young Soon Cheon	Non Executive Director	25-Mar-09	24-Mar-14	85,100	5,000	0	5,000
24-Mar-06	Kee Young Chung	Non Executive Director	25-Mar-09	24-Mar-14	X3	30,000	0	30,000
24-Mar-06	Bo Kyung Byun	Non Executive Director	25-Mar-09	24-Mar-14	X3	30,000	0	30,000
24-Mar-06	Bae Kin Cha	Non Executive Director	25-Mar-09	24-Mar-14	X3	30,000	0	30,000
24-Mar-06	Hyung Duk Chang	Chief Audit Executive	25-Mar-09	24-Mar-14	X3	20,000	0	20,000
24-Mar-06	Ki Hong Kim	Chief Executive Vice President	25-Mar-09	24-Mar-14	X3	210,000	0	210,000
24-Mar-06	Kap Joe Song	Senior Executive Vice President	25-Mar-09	24-Mar-14	X3	45,000	0	45,000
24-Mar-06	Dal Soo Lee	Senior Executive Vice President	25-Mar-09	24-Mar-14	X3	20,000	0	20,000
24-Mar-06	Won Sik Yeo	Senior Executive Vice President	25-Mar-09	24-Mar-14	X3	20,000	0	20,000
24-Mar-06	De Oak Shin	Senior Executive Vice President	25-Mar-09	24-Mar-14	X3	20,000	0	20,000
24-Mar-06	Choong Won Cho	Employee	25-Mar-09	24-Mar-14	X3	30,000	0	30,000
24-Mar-06	Yook Sang Kwon	Employee	25-Mar-09	24-Mar-14	X3	30,000	0	30,000
24-Mar-06	Haing Hyun Choi	Employee	25-Mar-09	24-Mar-14	X3	30,000	0	30,000
24-Mar-06	In Gyu Choi	Employee	25-Mar-09	24-Mar-14	X3	30,000	0	30,000
24-Mar-06	Kwang Chun Shon	Employee	25-Mar-09	24-Mar-14	X3	30,000	0	30,000
24-Mar-06	Han Mok Cho	Employee	25-Mar-09	24-Mar-14	X3	30,000	0	30,000
24-Mar-06	Soon Hyun Kim	Employee	25-Mar-09	24-Mar-14	X3	30,000	0	30,000
24-Mar-06	Seung Joo Baik	Employee	25-Mar-09	24-Mar-14	X3	30,000	0	30,000
24-Mar-06	Kwang Mook Park	Employee	25-Mar-09	24-Mar-14	X3	30,000	0	30,000
24-Mar-06	Se Yoon Hong	Employee	25-Mar-09	24-Mar-14	X3	30,000	0	30,000
24-Mar-06	Sang Rak Jang	Employee	25-Mar-09	24-Mar-14	X3	30,000	0	30,000
24-Mar-06	Jin Sun Paeng	Employee	25-Mar-09	24-Mar-14	X3	30,000	0	30,000
24-Mar-06	Shin Og Joo	Employee	25-Mar-09	24-Mar-14	X3	30,000	0	30,000
24-Mar-06	Young Hee Jeon	Employee	25-Mar-09	24-Mar-14	X3	30,000	0	30,000
24-Mar-06	Bae Young Lee	Employee	25-Mar-09	24-Mar-14	X3	30,000	0	30,000
28-Apr-06	Young Mo Lee	Employee	29-Apr-09	28-Apr-14	X3	30,000	0	30,000
27-Oct-06	Dong Hyun Ji	Employee	28-Oct-09	27-Oct-14	X3	20,000	0	20,000
08-Feb-07	Dong Su Yeo	Senior Executive Vice President	09-Feb-10	08-Feb-15	X3	10,000	0	10,000
08-Feb-07	Hyeog Kwan Kwon	Senior Executive Vice President	09-Feb-10	08-Feb-15	X3	10,000	0	10,000
08-Feb-07	Jeung Ho Lee	Senior Executive Vice President	09-Feb-10	08-Feb-15	X3	10,000	0	10,000
08-Feb-07	Kyoung Woo Nam	Senior Executive Vice President	09-Feb-10	08-Feb-15	X3	45,000	0	45,000
08-Feb-07	Gi Eui Choi	Employee	09-Feb-10	08-Feb-15	X3	30,000	0	30,000
08-Feb-07	Chung Wook Kim	Employee	09-Feb-10	08-Feb-15	X3	30,000	0	30,000
08-Feb-07	Kyung Hak Lee	Employee	09-Feb-10	08-Feb-15	X3	30,000	0	30,000
08-Feb-07	Jae Gon Kim	Employee	09-Feb-10	08-Feb-15	X3	30,000	0	30,000
08-Feb-07	Heung Un Kim	Employee	09-Feb-10	08-Feb-15	X3	30,000	0	30,000
08-Feb-07	Woo Shick Lee	Employee	09-Feb-10	08-Feb-15	X3	30,000	0	30,000
08-Feb-07	Young Hwan Sohn	Employee	09-Feb-10	08-Feb-15	X3	30,000	0	30,000
08-Feb-07	Young Gu Joo	Employee	09-Feb-10	08-Feb-15	X3	30,000	0	30,000
08-Feb-07	Han Ok Kim	Employee	09-Feb-10	08-Feb-15	X3	30,000	0	30,000

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options[1]	Number of exercised options	Number of exercisable options
			From	To
08-Feb-07	Yong Shin Kim	Employee	09-Feb-10	08-Feb-15	X3	30,000	0	30,000
08-Feb-07	Kyung Gu Lee	Employee	09-Feb-10	08-Feb-15	X3	30,000	0	30,000
08-Feb-07	Kyun Shin	Employee	09-Feb-10	08-Feb-15	X3	30,000	0	30,000
08-Feb-07	Hwa Jung Kim	Employee	09-Feb-10	08-Feb-15	X3	30,000	0	30,000
08-Feb-07	Tae Sung Hwang	Employee	09-Feb-10	08-Feb-15	X3	30,000	0	30,000
08-Feb-07	Myung Heun You	Employee	09-Feb-10	08-Feb-15	X3	30,000	0	30,000
08-Feb-07	Nam Cheol Shin	Employee	09-Feb-10	08-Feb-15	X3	30,000	0	30,000
08-Feb-07	In Byung Park	Employee	09-Feb-10	08-Feb-15	X3	30,000	0	30,000
08-Feb-07	Kun Soo Kang	Employee	09-Feb-10	08-Feb-15	X3	30,000	0	30,000
08-Feb-07	Kwang Won Jee	Employee	09-Feb-10	08-Feb-15	X3	30,000	0	30,000
08-Feb-07	Youn Dong Kim	Employee	09-Feb-10	08-Feb-15	X3	30,000	0	30,000
08-Feb-07	Chan Bon Park	Employee	09-Feb-10	08-Feb-15	X3	30,000	0	30,000
08-Feb-07	Jong Bum Kim	Employee	09-Feb-10	08-Feb-15	X3	30,000	0	30,000
08-Feb-07	Byong Duk Min	Employee	09-Feb-10	08-Feb-15	X3	30,000	0	30,000
08-Feb-07	Hye Seok Seo	Employee	09-Feb-10	08-Feb-15	X3	30,000	0	30,000
08-Feb-07	Bou Hwan Sim	Employee	09-Feb-10	08-Feb-15	X3	30,000	0	30,000
08-Feb-07	Yong Soo Seok	Employee	09-Feb-10	08-Feb-15	X3	30,000	0	30,000
08-Feb-07	Sang Hun Choi	Employee	09-Feb-10	08-Feb-15	X3	30,000	0	30,000
23-Mar-07	Jacques P.M. Kemp	Non Executive Director	24-Mar-10	23-Mar-15	X3	30,000	0	30,000
Total						4,170,094	211,838	3,958,256

5.4. Affiliated Companies

5.4.1. List of Affiliates1

Affiliated companies of Kookmin Bank and its ownership as of June 30, 2007 are as follows.

■	KB Investment Co., Ltd. (99.99%)

■	KB Asset Management Co., Ltd. (80.00%)

■	KB Real Estate Trust Co., Ltd. (99.99%)

■	KB Credit Information Co., Ltd. (99.73%)

■	KB Data Systems Corporation (99.99%)

■	KB Futures Co., Ltd. (99.98%)

■	KB Life Insurance Co., Ltd. (51.00%)

■	ING Life Korea Ltd. (20.00%)

■	Kookmin Bank International (London) Ltd. (100.00%)

■	Kookmin Bank Hong Kong Ltd. (100.00%)

■	Sorak Financial Holdings Pte. Ltd. (25.00%)

[1]	Excludes Jooeun Industrial and KLB Securities, which are under liquidation procedures. Kookmin Singapore Ltd. and Kookmin Finance Asia Limited are also under liquidation procedures.

6. Directors, Senior Management and Employees

6.1. Executive Directors

Our four executive directors consist of the President & CEO, Chief Audit Executive, Chief Executive Vice President and Senior Executive Vice President.

The names and positions of our directors, and the number of shares of Kookmin Bank’s common stock they own are set forth below as of June 30, 2007.

Name	Date of Birth	Position	Common Shares Owned
Chung Won Kang	12/19/1950	President & CEO	—
Hyung Duk Chang	08/13/1950	Chief Audit Executive	—
Ki Hong Kim	01/10/1957	Chief Executive Vice President	—
Kap Shin	09/04/1955	CFO & Senior EVP	—

6.2. Non-Executive Directors

Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting.

Our current non-executive directors and the number of shares of Kookmin Bank’s common stock they own are as follows.

Name	Date of Birth	Position	Common Shares Owned
Dong Soo Chung	09/24/1945	Non-Executive Director	2,690
Nobuya Takasugi	09/03/1942	Non-Executive Director	—
Kee Young Chung	09/07/1948	Non-Executive Director	—
Jacques P.M. Kemp	05/15/1949	Non-Executive Director	—
Chang Kyu Lee	05/20/1950	Non-Executive Director	—
Dam Cho	08/01/1952	Non-Executive Director	—
Bo Kyung Byun	08/09/1953	Non-Executive Director	—
Baek In Cha	07/23/1958	Non-Executive Director	—

6.3. Senior Management

In addition to the executive directors who are also our executive officers, we currently have the following 14 executive officers as of June 30, 2007.

Name	Date of Birth	Position	Common Shares Owned
Dal Soo Lee	02/15/1952	Senior Executive Vice President	152
Won Sik Yeo	01/30/1953	Senior Executive Vice President	—
Dong Su Yeo	02/17/1956	Senior Executive Vice President	—
Hyeog Kwan Kwon	12/10/1953	Senior Executive Vice president	40
Yong Kook Oh	09/30/1949	Senior Executive Vice President	—
Hyo Sung Won	07/29/1960	Senior Executive Vice President	—
De Oak Shin	01/09/1951	Senior Executive Vice President	8,963
Kyoung Woo Nam	04/01/1951	Senior Executive Vice President	—
Young Han Choi	09/24/1958	Senior Executive Vice President	—
Jeung Ho Lee	08/15/1952	Senior Executive Vice President	38
Jeong Min Kim	05/08/1951	Senior Executive Vice President	94
Donald H. MacKenzie	12/20/1948	Senior Executive Vice President	—
Kap Joe Song	07/20/1947	Senior Executive Vice President	—
Dong Won Kim	03/01/1953	Senior Executive Vice President	—

6.4. Employees

The following table shows the breakdown of our employees as of June 30, 2007.

(Unit: in millions of Won)

	Number of Employees[1]			Average Tenure of the Full-time Employees (years)[2]	Total Payment for the first half of 2007[3]	Average Payment per Person
	Full-time	Contractual	Total
Male	12,883	1,501	14,384	17 years and 7 months	493,261	34.3
Female	4,579	6,802	11,381	13 years and 10 months	253,558	22.3
Total	17,462	8,303	25,765	16 years and 7 months	746,819	29.0

[1]

Numbers of employees are calculated based on an arithmetic mean from January 31, 2007 to June 30, 2007, and do not include executive vice presidents, local employees in overseas branches and persons engaged in outsourced services.

[2]	Based on only full-time employees as of June 30, 2007
[3]	Based on personnel expense and welfare cost as of June 30, 2007

7. Major Stockholders and Related Party Transactions

7.1. Major Stockholders1

The following table presents information regarding the selected major ownership of our shares.

(Unit: Shares, %)

Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
Citibank, N. A.[2]	49,470,643	14.71
Euro-Pacific Growth Fund	18,377,910	5.46

[1]	As of December 31, 2006
[2]	Depositary under our ADR and GDR programs

7.2. Investments in Affiliates1

(Unit: in millions of Won)

Name	Relation with the Bank	Account	Beginning Balance (Jan 1, 2007)	Increase	Decrease	Ending Balance (June 30, 2007)
KB Real Estate Trust	Affiliate	Equity Securities of Affiliate	79,999	—	—	79,999
KB Investment	Affiliate	Equity Securities of Affiliate	44,756	—	—	44,756
KB Asset Management	Affiliate	Equity Securities of Affiliate	30,670	—	—	30,670
KB Futures	Affiliate	Equity Securities of Affiliate	19,996	—	—	19,996
KB Data Systems Corp.	Affiliate	Equity Securities of Affiliate	7,999	—	—	7,999
KB Credit Information	Affiliate	Equity Securities of Affiliate	6,245	—	—	6,245
KB Life Insurance	Affiliate	Equity Securities of Affiliate	15,300	7,650	—	22,950
Jooeun Industrial[1]	Affiliate	Equity Securities of Affiliate	9,999	—	—	9,999
KLB Securities[1]	Affiliate	Equity Securities of Affiliate	24,274	—	—	24,274
ING Life Korea	Subsidiary	Equity Securities	14,000	—	—	14,000
Kookmin Bank Hong Kong Ltd.	Affiliate	Equity Securities of Affiliate	18,592		56	18,536
Kookmin Bank International (London) Ltd.	Affiliate	Equity Securities of Affiliate	36,482	624	—	37,106

Based on par value

[1]	Jooeun Industrial and KLB Securities are under liquidation procedures.

7.3. Related Party Transactions

(Unit: in millions of Won unless indicated otherwise)

Name	Relation with the Bank	Transactions
		Account	Purchase	Disposal	Volume	Gains /Losses
LG International	Related party of Non-executive director, Kee Young Chung	Equity securities	8,908	9,098	18,006	451
DSME Co.	Related party of Non-executive director, Dong Soo Chung	Equity securities	2,155	2,318	4,473	188

	Total		11,063	11,416	22,479	639

8. Other Important Information for Investors

8.1. Progress Relating to Regulatory Filing

1.	On July 13, 2007, we submitted a current report on Form 6-K relating to a second notice of additional tax assessment from the Seoul Regional Tax Office in respect of the periodic tax audit for the years 2002 to 2005. This second assessment was in the amount of KRW 268,791,041,795, and in addition to an earlier assessment in the amount of KRW 173,189,962,460. The amount payable in respect of the second assessment was subsequently reduced by KRW 3,006,280,175, in part due to early payment of the assessed amounts. We paid such reduced amount on August 13, 2007.

2.	On August 6, 2007 and August 13, 2007, we appealed the tax assessments in two separate proceedings, distinguished in part by type of tax. The amount of assessment being appealed is KRW 438,862,802,150.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: August 14, 2007	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	CFO / Senior EVP Executive Director

KOOKMIN BANK

NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of

Kookmin Bank:

We have reviewed the accompanying non-consolidated balance sheet of the Bank accounts of Kookmin Bank (the “Bank”) as of June 30, 2007, and the related non-consolidated statements of income, cash flows and changes in shareholders’ equity for the six months ended June 30, 2007 and 2006, all expressed in Korean Won. These financial statements are the responsibility of the Bank’s management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our review in accordance with standards for review of interim financial statements in the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Bank’s personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Bank as of December 31, 2006, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended (not presented herein) and in our report dated March 2, 2007, we expressed an unqualified opinion on those non-consolidated financial statements.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations, cash flows and changes in shareholders’ equity in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

August 3, 2007

Notice to Readers

This report is effective as of August 3, 2007, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the accountants’ review report.

KOOKMIN BANK

NON-CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2007 AND DECEMBER 31, 2006

	Korean Won
	2007		2006
	(In millions)
ASSETS
Cash and due from banks (Notes 3 and 20)	(Won)	5,336,482	(Won)	6,568,306
Securities (Notes 4 and 20)		31,315,296		29,382,480
Loans (Notes 5, 6, 7 and 20)		159,318,249		149,867,182
Tangible assets (Note 8)		2,185,023		2,137,732
Other assets (Note 9)		8,711,718		7,250,781

	(Won)	206,866,768	(Won)	195,206,481

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES:
Deposits (Notes 10 and 20)	(Won)	131,562,312	(Won)	130,019,916
Borrowings (Notes 11 and 20 )		46,808,443		39,042,684
Other liabilities (Notes 12, 13, 14, 15 and 16)		13,745,139		11,088,924

		192,115,894		180,151,524

SHAREHOLDERS’ EQUITY (Note 17):
Common stock		1,681,896		1,681,896
Capital surplus		6,258,297		6,258,297
Accumulated other comprehensive income		412,252		899,542
Retained earnings		6,398,429		6,215,222

		14,750,874		15,054,957

	(Won)	206,866,768	(Won)	195,206,481

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

	Korean Won
	2007		2006
	(In millions except per share amounts)
OPERATING REVENUE:
Interest income:
Interest on due from banks (Note 21)	(Won)	8,482	(Won)	17,171
Interest on securities (Note 21)		677,298		652,207
Interest on loans (Note 21)		5,763,172		5,125,798
Other interest income		17,934		14,473

		6,466,886		5,809,649

Gain on valuation and disposal of securities:
Gain on valuation of trading securities		10,202		16,854
Gain on disposal of trading securities		39,621		25,083
Gain on disposal of available-for-sale securities		736,741		85,828
Reversal of impairment loss on available-for-sale securities (Note 4)		23,726		83,725

		810,290		211,490

Gain on disposal of loans		23,112		36,311

Foreign exchange trading income		205,882		138,405

Commission income		730,796		663,197

Fees and commissions from trust accounts (Note 27)		46,649		49,137

Dividends income		9,920		6,767

Other operating income:
Gain on derivatives trading		1,137,855		2,205,091
Gain on valuation of derivatives (Note 19)		578,579		970,234
Gain on valuation of fair value hedged items (Note 19)		91,160		18,347
Other operating income		81,026		31,478

		1,888,620		3,225,150

Total operating revenues		10,182,155		10,140,106

OPERATING EXPENSES:
Interest expenses:
Interest on deposits (Note 21)		1,924,147		1,602,371
Interest on borrowings (Note 21)		1,101,816		801,238
Other interest expenses		34,624		23,717

		3,060,587		2,427,326

Loss on valuation and disposal of securities:
Loss on valuation of trading securities		21,646		3,653
Loss on disposal of trading securities		17,491		36,798
Loss on disposal of available-for-sale securities		9,940		8,519
Impairment loss on available-for-sale securities (Note 4)		44,706		13,362

		93,783		62,332

Provision for possible loan losses (Note 7)		191,606		198,141

Foreign exchange trading losses		159,738		153,073

Commission expenses		263,625		196,879

General and administrative expenses (Note 22)		1,782,631		1,604,470

Other operating expenses:
Provision for acceptances and guarantees losses		5,573		860
Loss on derivatives trading		1,127,008		2,129,687
Loss on valuation of derivatives (Note 19)		607,066		943,807
Loss on valuation of fair value hedged items (Note 19)		20,364		25,429
Other operating expenses		297,801		299,030

		2,057,812		3,398,813

Total operating expenses		7,609,782		8,041,034

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

	Korean Won
	2007		2006
	(In millions except per share amounts)
OPERATING INCOME	(Won)	2,572,373	(Won)	2,099,072
NON-OPERATING REVENUE (Note 23)		128,619		149,695
NON-OPERATING EXPENSES (Note 23)		541,116		66,881

INCOME BEFORE INCOME TAX		2,159,876		2,181,886
INCOME TAX EXPENSE (Note 24)		741,078		601,916

NET INCOME	(Won)	1,418,798	(Won)	1,579,970

BASIC NET INCOME PER SHARE (In currency units) (Note 25)	(Won)	4,218	(Won)	4,697

DILUTED NET INCOME PER SHARE (In currency units) (Note 25)	(Won)	4,209	(Won)	4,697

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

	Korean Won
	2007		2006
	(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	1,418,798	(Won)	1,579,970

Adjustments to reconcile net income to net cash used in operating activities:
Loss on valuation of trading securities		21,646		3,653
Impairment loss on available-for-sale securities		44,706		13,362
Loss on valuation of securities accounted for using the equity method		387		1,856
Provision for possible loan losses		191,606		198,141
Depreciation and amortization		186,774		137,599
Loss on disposal of tangible assets		714		550
Loss on valuation of derivatives		607,066		943,807
Loss on valuation of fair value hedged items		20,364		25,429
Provision for severance benefits		83,003		71,372
Gain on valuation of trading securities		(10,202)		(16,854)
Reversal of impairment loss on available-for-sale securities		(23,726)		(83,725)
Gain on valuation of securities accounted for using the equity method		(56,930)		(51,053)
Gain on disposal of tangible assets		(281)		(223)
Gain on valuation of derivatives		(578,579)		(970,234)
Gain on valuation of fair value hedged items		(91,160)		(18,347)
Others, net		179,188		110,114

		574,576		365,447

Changes in assets and liabilities resulting from operations:
Net decrease (increase) in trading securities		(3,141,808)		143,468
Net decrease (increase) in available-for-sale securities		26,192		(3,271,307)
Net decrease (increase) in held-to-maturity securities		713,682		(851,531)
Net increase in loans		(9,640,833)		(5,266,232)
Net increase in accounts receivable		(1,496,466)		(4,407,428)
Net increase in accrued income		(112,454)		(86,243)
Net increase in prepaid expenses		(26,519)		(29,536)
Net decrease (increase) in deferred income tax assets		(148,042)		115,243
Net increase in accounts payable		1,408,325		4,068,470
Net increase (decrease) in accrued expenses		681,878		(641,375)
Net increase in unearned revenues		9,613		11,949
Payment of severance benefits		(15,521)		(9,360)
Net increase in severance insurance deposits		(2,688)		(3,362)
Others, net		122,123		373,708

		(11,622,518)		(9,853,536)

Net cash used in operating activities		(9,629,144)		(7,908,119)

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

	Korean Won
	2007		2006
	(In millions)
CASH FLOWS FROM INVESTING ACTIVITIES:
Net decrease in restricted due from banks	(Won)	630,716	(Won)	222,308
Net decrease (increase) in securities accounted for using the equity method		14,187		(1,261)
Disposal of tangible assets		5,801		345
Purchase of tangible assets		(187,579)		(82,508)
Disposal of intangible assets		75		—
Disposal of non-business use properties		—		27
Purchase of intangible assets		(14,152)		(17,060)
Net increase in guarantee deposits paid		(94,385)		(6,912)
Net decrease in domestic exchange settlement debits		235,795		270,159

Net cash provided by investing activities		590,458		385,098

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in deposits		1,544,059		(870,205)
Net increase in borrowings		7,685,776		7,828,843
Net increase (decrease) in other liabilities		435,527		(16,331)
Exercise of stock options		—		10,620
Dividend		(1,227,784)		(184,889)

Net cash provided by financing activities		8,437,578		6,768,038

NET DECREASE IN CASH AND DUE FROM BANKS		(601,108)		(754,983)
CASH AND DUE FROM BANKS, BEGINNING OF PERIOD		3,287,819		3,624,831

CASH AND DUE FROM BANKS, END OF PERIOD (Note 31)	(Won)	2,686,711	(Won)	2,869,848

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

	Capital stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Total
	(In millions)
January 1, 2006	(Won)	1,681,896	(Won)	6,254,786	(Won)	(5,772)	(Won)	512,742	(Won)	3,929,948	(Won)	12,373,600
Dividend		—		—		—		—		(184,889)		(184,889)

Retained earnings after appropriations		—		—		—		—		3,745,059		12,188,711
Net income		—		—		—		—		1,579,970		1,579,970
Valuation of available-for-sale securities		—		—		—		59,858		—		59,858
Valuation of held-to-maturity securities		—		—		—		(211)		—		(211)
Valuation of securities using the equity method		—		—		—		4,556		—		4,556
Exercise of stock option		—		—		(3,888)		—		—		(3,888)
Disposal of treasury stocks		—		3,511		9,660		—		—		13,171
Others		—		—		—		—		(121)		(121)

June 30, 2006	(Won)	1,681,896	(Won)	6,258,297	(Won)	—	(Won)	576,945	(Won)	5,324,908	(Won)	13,842,046

January 1, 2007	(Won)	1,681,896	(Won)	6,258,297	(Won)	—	(Won)	899,542	(Won)	6,215,222	(Won)	15,054,957
Dividend		—		—		—		—		(1,227,784)		(1,227,784)

Retained earnings after appropriations		—		—		—		—		4,987,438		13,827,173
Net income		—		—		—		—		1,418,798		1,418,798
Valuation of available-for-sale securities		—		—		—		(481,623)		—		(481,623)
Valuation of held-to-maturity securities		—		—		—		(38)		—		(38)
Valuation of securities using the equity method		—		—		—		(5,629)		(7,650)		(13,279)
Others		—		—		—		—		(157)		(157)

June 30, 2007	(Won)	1,681,896	(Won)	6,258,297	(Won)	—	(Won)	412,252	(Won)	6,398,429	(Won)	14,750,874

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

1.	GENERAL:

Kookmin Bank (the “Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing to the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act, effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Supervisory Commission in accordance with the Structural Improvement of the Financial Industry Act, the Bank purchased certain assets, including loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the legal consolidation with Housing and Commercial Bank (“H&CB”) on October 31, 2001 and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003.

The Bank’s shares have been listed on the Korea Stock Exchange since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. In addition, the Bank listed its American Depository Shares (“ADS”) on the New York Stock Exchange (“NYSE”) as of November 1, 2001 following the consolidation with H&CB. H&CB listed its ADS on the NYSE as of October 3, 2000 prior to the business combination. As of June 30, 2007, the Bank’s paid-in capital is (Won)1,681,896 million.

The Bank is engaged in the banking, trust, credit card and other relevant businesses according to the provisions of the General Banking Act, Trust Business Act, and Specialized Credit Financial Business Act, respectively. The Bank operates through 1,149 domestic branches and offices (excluding 228 automated teller machine stations) and three overseas branches (excluding two subsidiaries and two offices) as of June 30, 2007.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Non-consolidated Financial Statement Presentation

The Bank maintains its official accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles and banking accounting standards generally accepted in the Republic of Korea. Certain accounting principles and banking accounting standards applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles and banking accounting practices in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Bank's financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The significant accounting policies followed by the Bank in preparing the accompanying non-consolidated financial statements are summarized below.

Interest Income Recognition

The Bank applies the accrual basis in recognizing interest income related to deposits, loans and securities, except for non-secured uncollectible receivables. Interest on loans, whose principal or interest is past due at the balance sheet date, is generally not accrued, with the exception of interest on certain loans secured by guarantee of governments or government agencies, or collateralized by bank deposits. When a loan is placed on non-accrual status, previously accrued interest is generally reversed and deducted from current interest income; and future interest income is recognized on the cash basis in accordance with the banking industry accounting standards. As of June 30, 2007 and December 31, 2006, the principal amount of loans and securities of which the accrued interest income was not recorded in the accompanying financial statements based on the above criteria amounted to (Won)4,918,722 million and (Won)6,031,676 million, respectively, and the related accrued interest income not recognized amounted to (Won)577,234 million and (Won)525,475 million, respectively.

Classification of Securities

At acquisition, the Bank classifies securities into one of the following categories: trading, available-for-sale, held-to-maturity and securities accounted for using the equity method, depending on marketability, purpose of acquisition and ability to hold. Debt and equity securities that are bought and held for the purpose of selling them in the near term and actively traded are classified as trading securities. Debt securities with fixed and determinable payments and fixed maturity that the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities. Securities that should be accounted for under the equity method are classified as securities accounted for using the equity method. Debt and equity securities not classified as above are categorized as available-for-sale securities.

If the objective and ability to hold securities of the Bank change, available-for-sale securities can be reclassified to held-to-maturity securities and held-to-maturity securities can be reclassified to available-for-sale securities. Whereas, if the Bank sells held-to-maturity securities or exercises early redemption right of securities to issuer in the current year or the proceeding two years, and if it reclassifies held-to-maturity securities to available-for-sale securities, all debt securities that are owned or purchased cannot be classified as held-to-maturity securities. On the other hand, trading securities cannot be recategorized to available-for-sale securities or held-to-maturity securities and vice versa. Nevertheless, trading securities are reclassified to available-for-sale securities only when the trading securities lose their marketability.

Valuation of Securities

(1)	Valuation of Trading Securities

Trading equity and debt securities are initially recognized at acquisition cost plus incidental expenses determined by the individual moving average method (the specified identification method for debt securities). When the face value of trading debt securities differs from their acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the securities. After initial recognition, if the fair value of trading securities differs from the book value, trading securities are stated at fair value and the resulting valuation gain or loss is included in current operations.

(2)	Valuation of Available-for-sale Securities

Available-for-sale securities are initially recognized at acquisition cost plus incidental expenses, determined by the individual moving average method (the specified identification method for debt securities). The effective interest method is applied to amortize the difference between the face value and the acquisition cost over the remaining term of the debt security. After initial recognition, available-for-sale securities are stated at fair value, with the net unrealized gain or loss presented as gain or loss on valuation of available-for-sale securities in accumulated other comprehensive income. Accumulated other comprehensive income of securities are charged to current operations in a lump sum at the time of disposal or impairment recognition. Non-marketable equity securities are stated at acquisition cost on the financial statements if the fair value of the securities is not reliably determinable.

If the fair value of equity securities (net asset fair value in case of non-marketable equity securities stated at acquisition cost) is below the acquisition cost and the pervasive evidence of impairment exists, the carrying value is adjusted to fair value and the resulting valuation loss is charged to current operations. If the collectible value of debt securities is below the amortized cost and the pervasive evidence of impairment exists, the carrying value is adjusted to collectible value and the resulting valuation loss is charged to current operations. With respect to impaired securities, any unrealized valuation gain or loss of securities previously included in the accumulated other comprehensive income is reversed.

(3)	Valuation of Held-to-maturity Securities

Held-to-maturity securities are stated at acquisition cost plus incidental expenses, determined by the specific identification method. When the face value of held-to-maturity securities differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the securities. If collectible value is below the amortized cost and the pervasive evidence of impairment exists, the carrying value is adjusted to collectible value and the resulting valuation loss is charged to current operations.

(4)	Valuation of Securities Accounted for using the Equity Method

Equity securities held for investment in companies in which the Bank is able to exercise significant influence over the investees (in accordance with the Banking Act, if the Bank holds more than 15 percent of the total issued shares, the Bank is considered being able to exercise significant influence) are accounted for using the equity method. The Bank’s share in net income or net loss of investees is included in current operations. Changes in the retained earnings of investee are reflected in the retained earnings. Changes in the capital surplus, capital adjustments or accumulated other comprehensive income of investee are reflected as gain or loss on valuation of securities accounted for using the equity method in accumulated other comprehensive income.

When the book value of equity securities accounted for using the equity method is less than zero due to the cumulative losses of the investees, the Bank discontinues applying the equity method and does not provide for additional losses. If the investee subsequently reports net income, the Bank resumes applying the equity method only after its share of that net income equals the share of net losses not recognized during the period that the equity method was suspended.

In addition, any gain or loss from the disposal of equity securities of certain consolidated subsidiaries is accounted for as accumulated other comprehensive income resulting from applying the equity method in the balance sheets if the subsidiaries are still consolidated even after the Bank disposes of a portion of equity securities.

(5)	Reversal of Impairment Loss on Available-for-sale Securities and Held-to-maturity Securities

If the reasons for impairment losses on available-for-sale securities no longer exist, the recovery is recorded in current operations under operating revenue up to amount of the previously recognized impairment loss as reversal of impairment loss on available-for-sale securities and any excess is included in accumulated other comprehensive income as gain on valuation of available-for-sale securities. However, if the increases in the fair value of the impaired securities are not regarded as the recovery of the impairment, the increases in the fair value are recorded as gain on valuation of available-for-sale securities in accumulated other comprehensive income. For non-marketable equity securities, which were impaired based on the net asset fair value, the recovery is recorded up to their acquisition cost.

For held-to-maturity securities, the recovery is recorded in current operations under operating revenue within the amount of amortized cost that would have been recorded according to the original schedule if the impairment losses had not been recognized as reversal of impairment loss on held-to-maturity securities.

(6)	Reclassification of Securities

When held-to-maturity securities are reclassified to available-for-sale securities, those securities are accounted for at fair value on the reclassification date and the difference between the fair value and book value is reported in accumulated other comprehensive income as gain or loss on valuation of available-for-sale securities. When available-for-sale securities are reclassified to held-to-maturity securities, gain or loss on valuation of available-for-sale securities, which had been recorded until the reclassification date, continue to be included in accumulated other comprehensive income and be amortized using the effective interest rate method and the amortized amount is charged to interest income until maturity. The difference between the fair value at the reclassification date and face value of the reclassified securities to held-to-maturity securities is amortized using effective interest rate method and the amortized amount is charged to interest income. In addition, when certain trading securities lose their marketability, such securities are reclassified as available-for-sale securities at fair market value as of reclassification date.

Transfer of Securities

When the realization, expiration or sale of the right to obtain the economic benefits arises and the control of securities is lost from the sale of the securities, the unrealized valuation gain or loss of securities included in the accumulated other comprehensive income is added to or deducted from the gain or loss on disposal of securities. The gain or loss is the difference between the net proceeds receivable or received and its carrying value. When securities are transferred without losing control of the securities, the transaction is recorded as secured borrowing transaction.

Allowance for Possible Losses on Credits

The Supervisory Regulation of Banking Business (the “Supervisory Regulation”) legislated by the Financial Supervisory Commission (FSC) requires the Bank to classify all credits into five categories as normal, precautionary, substandard, doubtful, or estimated loss based on borrowers’ repayment capability and historical financial transaction records. The Supervisory Regulation also requires the Bank to provide the minimum rate of loss provision for each category balance using the prescribed minimum percentages as described below.

As required by the Supervisory Regulation, the Bank classifies corporate credits (loans, confirmed acceptances and guarantees) based on borrowers’ capability to repay in consideration of borrowers’ business operation, financial position and future cash flows (Forward Looking Criteria) as well as past due period and status of any bankruptcy proceedings (Historical Repayment Criteria). However, credits to small companies and to households are classified not by evaluating the debt repayment capability of a borrower or customer but by past due period and status of bankruptcy proceedings. The Bank generally classifies all credits to a single borrower in the same category of classification but credits guaranteed or collateralized by bank deposits, real estate or other assets may be classified differently based on the guarantor’s capability to service such guarantee or based on the value of collateral securing such credits.

Based on the Bank’s corporate credit evaluation model, credits to a borrower are classified into 17 grades from AAA to D (AAA, AA+, AA, A, BBB+, BBB, BBB-, BB+, BB, BB-, B+, B, B-, CCC, CC, C and D). Credits of grades of AAA to B are classified as normal, credits of grade B - to CCC as precautionary, credits of grade CC as substandard, credits of grade C as doubtful and credits of grade D as estimated loss. Credits are finally classified reflecting past due period and bankruptcy considerations. An allowance is then calculated on the category balances using the prescribed percentages of 0.7 ~ 6.9 percent for normal, 7 ~ 19.9 percent for precautionary, 20 ~ 49.9 percent for substandard, 50 ~ 99.9 percent for doubtful and 100 percent for estimated loss. However, the Bank does not provide allowances for call loans, bonds bought under resale agreements and inter-bank loans that are classified as normal, as it is not required by the Accounting Standards for the Banking Industry.

In addition, as required by the Supervisory Regulation, based on the classification of household loans and credit card receivables by past due period and status of bankruptcy proceedings, allowance for household loans and credit card receivables are calculated on the category balances using the prescribed percentages of 1 ~ 9.9 percent and 1.5 ~ 14.9 percent for normal, 10 ~19.9 percent and 15 ~ 19.9 percent for precautionary, 20 ~ 54.9 and 20 ~ 59.9 percent for substandard, 55 ~ 99.9 percent and 60 ~ 99.9 percent for doubtful, and 100 percent for estimated loss.

Pursuant to the Supervisory Regulation of Banking Business, the Bank provides allowance for possible losses on confirmed acceptances and guarantees, unconfirmed acceptances and guarantees, and notes endorsed based on the credit classification, minimum rate of loss provision prescribed by the Financial Supervisory Service and the cash conversion factor. In addition, the Bank provides other allowances for the unused credit limit of credit card and unused credit line of consumer and corporate loans based on the cash conversion factor and minimum rate of loss provision prescribed by the Financial Supervisory Service.

In addition, when an allowance for possible loan losses required by the Supervisory Regulation is less than the amount calculated based on the historical loss rate, which is estimated through objective and reasonable method in accordance with the accounting principle in the Republic of Korea, historical loss rate is reflected in the provision for possible loan losses.

The method and data used for determining the allowances for loan losses based on historical loss rate by the Bank’s lending portfolios are determined as follows:

Lending portfolios	Methodology	Period of historical loss rate	Period of recovery ratio
Impaired corporate loans	DCF & Migration	N/A	N/A
Non-impaired corporate loans	Migration analysis	1 year	5 years
Consumer loans	Migration analysis	1 year	5 years
Credit card loans	Roll-rate analysis	1 year	5 years

Based on the loan portfolios’ nature, lending period, recovery period and other economic factors, the Bank determines the appropriate data period to be used in assessing its historical loss rate and recovery ratio.

Restructuring of Loans

The equity interest in the debtors, net of real estates and/or other assets received as full or partial satisfaction of the Bank’s loans, collected through reorganization proceedings, court mediation or debt restructuring agreements of parties concerned, is recorded at fair value at the time of the restructuring. In cases where the fair value of the assets received are less than the book value of the loan (book value before allowances), the Bank offsets first the book value against allowances for loan losses and then recognizes provisions for loan losses. Impairment losses for loans that were restructured in a troubled debt restructuring involving a modification of terms are computed by the difference between the present value of future cash flows under debt restructuring agreements discounted at effective interest rates at the time when loans are originated and the book value before allowances for loan losses. If the amount of allowances already established is less than the impairment losses, the Bank establishes additional allowances for the difference. Otherwise, the Bank reverses the allowances for loan losses.

Deferred Loan Origination Fees and Costs

The Bank defers loan origination fees associated with originating loans and loan origination costs that have future economic benefits. Loan balances are reported net of these loan origination fees and costs. The deferred loan origination fees and costs are amortized using the effective interest method with the amortization recognized as adjustments to other interest income.

Valuation of Receivables and Payables at Present Value

Receivables and payables incurred through long-term installment transactions, long-term borrowing and lending transactions, and other similar transactions are stated at the present value of expected future cash flows, and the gain or loss on valuation of related receivables and payables is reflected in current operations, unless the difference between nominal value and present value is immaterial. Present value discount or premium is amortized using the effective interest rate method and credited or charged to interest income or interest expense.

Bonds under Resale or Repurchase Agreements

Bonds purchased under resale agreements are recorded as loans and bonds sold under repurchase agreements are recorded as borrowings when the Bank purchases or sells securities under such agreements.

Tangible Assets and Related Depreciation

Tangible assets are recorded at cost or production cost including incidental expenses. Routine maintenance and repairs are expensed as incurred. Expenditures that result in the enhancement of the value or the extension of the useful lives of the facilities involved are capitalized as additions to tangible assets.

Depreciation is computed by using the declining-balance method (straight-line method for building and structures) based on the estimated useful lives of the assets as follows:

Tangible assets	Depreciation method	Estimated useful life
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining balance	4-5 years
Equipment and vehicles	Declining balance	4-5 years

Intangible Assets and Related Amortization

Intangible assets included in other assets are recorded at the production costs or purchase costs plus incidental expenses less accumulated amortization. Intangible assets are amortized using the straight-line method over the estimated economic useful lives of the related assets or the activity method as follows:

Intangible assets	Depreciation method	Estimated useful life
Goodwill	Straight-line	9 years
Trademarks	Straight-line	5-20 years
Others	Straight-line	3-30 years

The Bank recorded goodwill as a result of the merger with H&CB, as the cost of the merger exceeded the fair value of the net assets acquired. Expenditures incurred in conjunction with the development of new products or technology and others, in which the elements of costs can be individually identified and future economic benefits are probably exerted, are capitalized as development costs. The Bank estimates the useful lives of endowment assets that are beneficial upon usage based on the term of the contract and are classified under other intangible assets.

Valuation Allowance for Non-Business Use Property

Non-business use property included in other assets is recorded when the Bank acquires collateral by foreclosure on the mortgage for loans. If the latest auction price is lower than book value, the difference is provided as a valuation allowance and the valuation loss is charged to current operations. In addition, the difference between the selling price and book value is recorded as a disposition gain or loss.

Recognition of Impairment of Assets

When the book value of assets (other than securities and assets valued at present value) exceeds the collective value of the assets due to obsolescence, physical damage or a sharp decrease in market value and the difference is material, the book value are adjusted to collective value in the balance sheet and the resulting impairment loss is charged to current operations. If the collective value of the assets increases in subsequent years, the increase in value is credited to operations as gain until the collective value equals the book value of assets that would have been determined had no impairment loss been recognized. The Bank assessed the collective value based on expected selling price or appraisal value.

Amortization of Discounts (Premiums) on Debentures

Discounts or premiums on debentures issued are amortized over the period from issuance to maturity using the effective interest rate method. Amortization of discounts or premiums is recognized as interest expense on the debentures.

Contingent Liabilities

A possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Bank is recognized as contingent liabilities when it is probable that an outflow of resources embodying economic benefits required and the amount of the obligation can be measured with sufficient reliability. Where the effect of the time value of money is material, the amount of the liabilities is the present value of the expenditures expected to be required to settle the obligation. In addition, as some or all expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized as separate assets in the balance sheet and related income may be offset against expense in the income statement.

Accrued Severance Benefits

Employees and directors and temporary employees with at least one year of service as of June 30, 2007 are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rate of pay at the time of termination. The accrued severance benefits that would be payable assuming all eligible employees and directors were to resign are included in other liabilities.

The Bank has purchased severance benefits insurance, which meets the funding requirement for tax purposes, and made deposits with Kyobo Life Insurance Co., Ltd and others. Withdrawal of these deposits is restricted to the payment of severance benefits. These are presented as a deduction from the accrued severance benefits.

Accounting for Derivative Instruments

The Bank accounts for derivative instruments pursuant to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments. Derivative instruments are classified as used for trading activities or for hedging activities according to their transaction purpose. All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations.

The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as accumulated other comprehensive income and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a accumulated other comprehensive income is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in accumulated other comprehensive income is added to or deducted from the asset or the liability.

Accounting for Share-based Payment

The terms of the arrangement for share-based payment transactions provide the Bank with a choice of whether the transaction is settled in cash or by issuing equity instruments. In accordance with the resolution of the Board of Directors on August 23, 2005 to settle the transaction in cash, the compensation cost is recorded in other liabilities (accrued expense). The compensation cost of stock options granted before and after the effective date of the Statements of Korea Accounting Standards No. 22 (Share-based Payment) was measured using the intrinsic value method in accordance with the Interpretations on Financial Accounting Standards 39-35 “Accounting for Stock Options,” and the fair value method, respectively.

National Housing Fund

The Bank, as designated by the Korean government under the Housing Law (former Housing Construction Promotion Law), manages the sources and uses of funds of the National Housing Fund (the “NHF”) and records the related NHF account in other liabilities. In addition, the Bank pays interest to NHF, which is computed by multiplying the average balance of the NHF account by the passbook deposit interest rate.

Accounting for Trust Accounts

The Bank separately maintains the books of accounts and financial statements in connection with the trust operations (the trust accounts) from those of the bank accounts in accordance with the Trust Business Act. When surplus funds are generated through the management of trust assets, such funds are deposited with the Bank and are recorded as due to trust accounts of the bank accounts. Also, the borrowings from the bank account are recorded as due from trust accounts of the bank accounts. The Bank receives fees for operation and management of the trust business and accounts for them as fees and commissions from trust accounts.

With respect to certain trust account products, the Bank guarantees the repayment of the principal of the trust accounts and, in certain cases, a fixed rate of return. If income from such trust accounts is insufficient to pay the guaranteed amount, such a deficiency is satisfied by using special reserves maintained in the trust accounts, offsetting trust fee payable to the bank accounts and receiving compensation contributions from the bank accounts of the Bank. If the Bank pays compensating contributions to the guaranteed return trusts to cover such deficiencies, these contributions are reflected as operating expense of the bank accounts and as other income of the trust accounts.

Income Tax Expense

Income tax expense is the amount currently payable for the period added to or deducted from the changes in deferred income taxes. However, deferred income tax assets are recognized only if the future tax benefits from accumulated temporary differences and any tax loss carryforwards are realizable. The difference between the amount currently payable for the period and income tax expense is accounted for as deferred income tax assets or liabilities, which will be charged or credited to income tax expense in the period the related temporary difference reverses in the future. Deferred income tax assets or liabilities are calculated based on the expected tax rate to be applied at the reversal period of the related assets or liabilities. Tax payable and deferred income tax assets or liabilities regarding to certain items are charged or credited directly to related components of shareholders' equity.

Accounting for Foreign Currency Transactions and Translation

The Bank maintains its accounts in Korean Won. Transactions in foreign currencies are recorded in Korean Won based on the basic rate of exchange on the transaction date. The Korean Won equivalent of assets and liabilities denominated in foreign currencies are translated in these financial statements based on the basic rate ((Won)926.80 and (Won)929.60 to US$ 1.00 at June 30, 2007 and December 31, 2006, respectively) announced by Seoul Money Brokerage Service, Ltd. or cross rates for other currencies other than U.S. Dollars at the balance sheet dates. Translation gains and losses are credited or charged to operations. Financial statements of overseas branches are translated based on the basic rate at balance sheet dates.

Discontinued Operation

A discontinued operation refers to a component of the Bank that is capable of being distinguished operationally for financial reporting purposes and is capable of being identified as a major line of business or geographical area of operations, and that the Bank, pursuant to a single plan of discontinuance, substantially disposes in its entirety, such as by selling it in a single transaction; sells off its assets and settles its liabilities individually or in small groups; or terminates it through abandonment. The income (loss) from continuing operation and discontinued operation was not distinguished and separately presented as there was no discontinued operation in the prior year and current period.

Application of the Statement of Korea Accounting Standards

The Korea Accounting Standard Board (KASB) under the Korea Accounting Institute (KAI) issued the Statements of Korea Accounting Standards (SKAS) for achieving a set of Korean accounting standards that should be internationally acceptable and comparable based on SKAS Act 92. The Bank adopted SKAS No.1 (Accounting Changes and Error Corrections) through SKAS No. 20 (Related Party Disclosures) (excluding SKAS No. 11 and No. 14) as of or before December 31, 2006, and SKAS No. 11 (Discontinued Operation) and SKAS No. 21 (Preparation and Presentation of Financial Statements I) through SKAS No. 25 (Consolidated Financial Statements) have been adopted since January 1, 2007.

With the adoption of SKAS No. 21 (Preparation and Presentation of Financial Statements I) and SKAS No. 24 (Preparation and Presentation of Financial Statements II [Financial Industry]), the Bank included the statement of changes in shareholders’ equity in the financial statements, and reclassified the components of the balance sheets as follows:

Classification	Before	After
Assets	- Cash and due from banks - Securities - Loans - Fixed assets - Other assets	- Cash and due from banks - Securities - Loans - Tangible assets - Other assets
Liabilities	- Deposits - Borrowings - Debentures - Other liabilities	- Deposits - Borrowings - Other liabilities
Shareholders’ Equity	- Common stock - Capital surplus - Retained earnings - Capital adjustments	- Common stock - Capital surplus - Capital adjustments - Accumulated other comprehensive income - Retained earnings

In addition, a discontinued operation is separately presented in the income statements and extraordinary items are no longer reported separately. The Bank has reclassified the components of the income statements; such as, gains or losses relating to available-for-sale securities and sale of loans that were presented under non-operating revenue (expenses) are currently presented under operating revenue (expenses). The effect of the changes in the classification of the income statement for the six months ended June 30, 2007 is as follows (Unit: In millions):

Classification	Before		After		Effect
Operating Revenue	(Won)	9,387,615	(Won)	10,182,155	(Won)	794,540
Operating Expenses		7,544,176		7,609,782		65,606

Operating Income		1,843,439		2,572,373		728,934
Non-operating Revenue		912,198		128,619		(783,579)
Non-operating Expenses		595,761		541,116		(54,645)

Income before Income Tax		2,159,876		2,159,876		—
Income Tax Expense		741,078		741,078		—

Net Income	(Won)	1,418,798	(Won)	1,418,798	(Won)	—

Basic Net Income per Share (In currency units)	(Won)	4,218	(Won)	4,218	(Won)	—

Diluted Net Income per Share (In currency units)	(Won)	4,209	(Won)	4,209	(Won)	—

(*)	Income from continuing operation was not separately presented as there was no gain (loss) from discontinued operation.

The financial statements for the prior period were restated for comparative purposes due to the application of SKAS No. 21 and No. 24. The restatement did not affect the previously reported prior period’s net income or shareholders’ equity. The effect of the restatement on the income statement for the six months ended June 30, 2006 is as follows (Unit: In millions):

Classification	Before		After		Effect
Operating Revenue	(Won)	9,930,518	(Won)	10,140,106	(Won)	209,588
Operating Expenses		8,013,405		8,041,034		27,629

Operating Income		1,917,113		2,099,072		181,959
Non-operating Revenue		355,559		149,695		(205,864)
Non-operating Expenses		90,786		66,881		(23,905)

Income before Income Tax		2,181,886		2,181,886		—
Income Tax Expense		601,916		601,916		—

Net Income	(Won)	1,579,970	(Won)	1,579,970	(Won)	—

Basic Net Income per Share (In currency units)	(Won)	4,697	(Won)	4,697	(Won)	—

Diluted Net Income per Share (In currency units)	(Won)	4,697	(Won)	4,697	(Won)	—

(*)	Income from continuing operation was not separately presented as there was no gain (loss) from discontinued operation.

In addition, the Bank has reclassified the components of the cash flows; such as, changes in available-for-sale securities, held-to-maturity securities and loans that were presented under cash flows from investing activities are currently presented under cash flows from operating activities. The accompanying non-consolidated statement of cash flows for the six months ended June 30, 2006, which is presented for comparative purpose, was restated due to the application of SKAS No. 21 and No. 24.

The prior period financial statements were neither restated nor the earnings per share adjusted to reflect the effect of the application of SKAS No. 22 (Share-based Payment) and No. 23 (Earnings per Share), which is in accordance with the transition provision.

3.	CASH AND DUE FROM BANKS:

(1)	Cash and due from banks as of June 30, 2007 and December 31, 2006 consisted of (Unit: In millions):

	2007		2006
Cash and checks	(Won)	2,283,002	(Won)	2,725,644
Foreign currencies		183,030		151,406
Due from banks		2,870,450		3,691,256

	(Won)	5,336,482	(Won)	6,568,306

(2)	Due from banks as of June 30, 2007 and December 31, 2006 consisted of (Unit: In millions):

Financial institution	Interest (%)	2007		2006
Due from banks in Won:
BOK	—	(Won)	2,557,708	(Won)	3,195,224
Woori Bank and others	0.00~0.10		8,504		9,377
Good Morning Shinhan Securities Co., Ltd and others	0.00~0.30		11,255		6,006

			2,577,467		3,210,607

Due from banks in foreign currencies:
BOK	—		76,870		75,026
JP Morgan Chase Bank, N.A and others	0.00~5.36		90,532		87,235
Qingdao International Bank and others	5.45~5.78		125,581		318,388

			292,983		480,649

		(Won)	2,870,450	(Won)	3,691,256

(3)	Restricted due from banks as of June 30, 2007 and December 31, 2006 consisted of (Unit: In millions):

Financial institution	2007		2006		Reason for restriction
Due from banks in Won:
BOK	(Won)	2,557,708	(Won)	3,195,224	BOK Act
Woori Bank		4,605		4,605	Escrow account
KB Futures Co., Ltd. and others		9,218		4,492	Futures margin accounts/others
Korea Exchange		250		250	Market entry due
Due from banks in foreign currencies:
BOK		76,870		75,026	BOK Act
J.P. Morgan Futures Inc. and others		1,120		890	Futures margin accounts/others

	(Won)	2,649,771	(Won)	3,280,487

(4)	Due from banks by financial institution as of June 30, 2007 and December 31, 2006 consisted of (Unit: In millions):

Financial institution	2007		2006
Due from banks in Won:
BOK	(Won)	2,557,708	(Won)	3,195,224
Other banks		8,504		9,377
Other financial institution		11,255		6,006

		2,577,467		3,210,607

Due from banks in foreign currencies:
BOK		76,870		75,026
Other banks		214,993		404,733
Other financial institution		1,120		890

		292,983		480,649

	(Won)	2,870,450	(Won)	3,691,256

(5)	Term structure of due from banks as of June 30, 2007 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Due from banks in Won	(Won)	2,576,891	(Won)	475	(Won)	—	(Won)	101	(Won)	—	(Won)	2,577,467
Due from banks in foreign currencies		231,351		61,632		—		—		—		292,983

	(Won)	2,808,242	(Won)	62,107	(Won)	—	(Won)	101	(Won)	—	(Won)	2,870,450

Term structure of due from banks as of December 31, 2006 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Due from banks in Won	(Won)	3,206,002	(Won)	4,029	(Won)	475	(Won)	101	(Won)	—	(Won)	3,210,607
Due from banks in foreign currencies		429,521		51,128		—		—		—		480,649

	(Won)	3,635,523	(Won)	55,157	(Won)	475	(Won)	101	(Won)	—	(Won)	3,691,256

4.	SECURITIES:

(1)	Securities as of June 30, 2007 and December 31, 2006 consisted of (Unit: In millions):

	2007		2006
Trading securities	(Won)	5,725,424	(Won)	2,589,719
Available-for-sale securities		14,591,211		15,113,898
Held-to-maturity securities		10,232,170		10,939,331
Securities accounted for using the equity method		766,491		739,532

	(Won)	31,315,296	(Won)	29,382,480

(2)	The valuation of securities excluding securities accounted for using the equity method as of June 30, 2007 consisted of (Unit: In millions):

Classification	Face value		Acquisition cost(*)		Adjusted by effective interest rate method		Book value
Trading securities:
Equity securities	(Won)	—	(Won)	82,334	(Won)	—	(Won)	88,764
Beneficiary certificates		272,729		272,743		—		277,390
Government and public bonds		805,307		792,719		795,086		791,055
Finance bonds		4,445,689		4,425,220		4,428,036		4,411,583
Corporate bonds		145,818		146,125		145,542		145,423
Asset-backed securities		11,248		11,199		11,203		11,209

	(Won)	5,680,791	(Won)	5,730,340	(Won)	5,379,867	(Won)	5,725,424

Classification	Face value		Acquisition cost(*)		Adjusted by effective interest rate method		Book value
Available-for-sale securities:
Equity securities	(Won)	—	(Won)	956,978	(Won)	—	(Won)	1,074,614
Equity investments		—		24,159		—		27,590
Beneficiary certificates		251,361		251,186		—		252,192
Government and public bonds		4,388,015		4,318,668		4,328,731		4,290,477
Finance bonds		7,468,826		7,458,053		7,458,600		7,424,944
Corporate bonds		1,025,320		994,535		975,233		972,823
Asset-backed securities		872,734		809,076		459,452		529,687
Other debt securities		18,426		8,858		—		18,884

	(Won)	14,024,682	(Won)	14,821,513	(Won)	13,222,016	(Won)	14,591,211

Held-to-maturity securities:
Government and public bonds	(Won)	6,816,184	(Won)	6,693,204	(Won)	6,719,924	(Won)	6,719,924
Finance bonds		998,536		998,611		998,444		998,444
Corporate bonds		2,259,778		2,266,466		2,258,822		2,258,822
Asset-backed securities		255,000		254,900		254,980		254,980

	(Won)	10,329,498	(Won)	10,213,181	(Won)	10,232,170	(Won)	10,232,170

(*)	The book value before valuation has been recognized for equity securities classified as available-for-sale.

The valuation of securities excluding securities accounted for using the equity method as of December 31, 2006 consisted of (Unit: In millions):

Classification	Face value		Acquisition cost(*)		Adjusted by effective interest rate method		Book value
Trading securities:
Equity securities	(Won)	—	(Won)	55,871	(Won)	—	(Won)	57,196
Beneficiary certificates		100,285		100,737		—		103,488
Government and public bonds		387,598		375,518		369,206		376,597
Finance bonds		1,961,888		1,953,158		1,955,278		1,951,106
Corporate bonds		101,311		100,947		101,705		101,332

	(Won)	2,551,082	(Won)	2,586,231	(Won)	2,426,189	(Won)	2,589,719

Available-for-sale securities:
Equity securities	(Won)	—	(Won)	1,337,214	(Won)	—	(Won)	1,975,847
Equity investments		—		510		—		3,840
Beneficiary certificates		601,394		601,194		—		608,242
Government and public bonds		3,130,037		3,117,853		3,120,855		3,105,038
Finance bonds		7,830,928		7,767,030		7,793,953		7,782,194
Corporate bonds		1,000,411		965,657		950,345		950,200
Asset-backed securities		991,092		927,660		672,357		671,827
Other debt securities		18,412		8,843		—		16,710

	(Won)	13,572,274	(Won)	14,725,961	(Won)	12,537,510	(Won)	15,113,898

Held-to-maturity securities:
Government and public bonds	(Won)	6,708,303	(Won)	6,633,496	(Won)	6,644,907	(Won)	6,644,907
Finance bonds		2,208,000		2,208,271		2,208,185		2,208,185
Corporate bonds		1,879,779		1,887,352		1,881,270		1,881,270
Asset-backed securities		205,000		204,906		204,969		204,969

	(Won)	11,001,082	(Won)	10,934,025	(Won)	10,939,331	(Won)	10,939,331

(*)	The book value before valuation has been recognized for equity securities classified as available-for-sale.

The fair values of trading and available-for sale debt securities in Won were assessed by applying the average of base prices as of balance sheet dates, provided by the bond pricing service institutions.

The fair value of the available-for-sale non-marketable equity securities such as Korea Housing Guarantee Co., Ltd. and 18 others, and the restricted available-for-sale marketable equity securities such as Hyundai Engineering and Construction Co., Ltd. and 4 others were reliably measured by an independent appraisal institute using reasonable judgment. The fair value was determined based on more than one valuation models such as Discounted Cash Flow (DCF) Model, Imputed Market Value (IMV) Model, Discounted Free Cash Flow to Equity (FCFE) Model, Dividend Discount (DD) Model and Risk Adjusted Discounted Cash Flow (RADCF) Model depending on the equity securities.

(3)	Available-for-sale securities, which were not valuated at fair value as of June 30, 2007 and December 31, 2006, were as follows (Unit: In millions):

Company	2007		2006
Bad Bank Harmony (preferred stock)	(Won)	44,647	(Won)	58,848
Non-performing Asset Management Fund		23,650		—
Korea Asset Management Corp.		15,667		15,667
Samsung Life Insurance Co., Ltd.		7,479		7,479
Korea Highway Corp.		6,248		6,248
Tianjin Samsung Opto Electronics		905		908
CMB Hankang Cable TV Co., Ltd.		835		835
CLS		810		5,128
Solomon Credit Information Co., Ltd.		791		791
Others		6,936		15,549

	(Won)	107,968	(Won)	111,453

(4)	The impairment loss and the reversal of impairment loss on available-for-sale securities for the six months ended June 30, 2007 and 2006 were as follows (Unit: In millions):

	2007				2006
	Impairment		Reversal		Impairment		Reversal
Equity securities	(Won)	8,429	(Won)	—	(Won)	13,361	(Won)	81,408
Equity investments		1		23,650		1		—
Corporate bonds		—		76		—		2,317
Asset-backed securities		36,276		—		—		—

	(Won)	44,706	(Won)	23,726	(Won)	13,362	(Won)	83,725

(5)	Structured notes relating to stock and interest rate and credit risk as of June 30, 2007 were as follows (Unit: In millions):

	Won		Foreign currencies		Total
Structured notes relating to stock:
Convertible bonds	(Won)	—	(Won)	15,030	(Won)	15,030

Structured notes relating to interest rate:
Long-term government bond floating rates notes (“FRN”)		192,246		—		192,246
Others		110,160		—		110,160

		302,406		—		302,406

Structured notes relating to Credit:
Synthetic CDO		—		9,253		9,253

Bonds with call option		20,000		—		20,000

	(Won)	322,406	(Won)	24,283	(Won)	346,689

Structured notes relating to stock, interest rate and credit risk as of December 31, 2006 were as follows (Unit: In millions):

	Won		Foreign currencies		Total
Structured notes relating to stock:
Convertible bonds	(Won)	—	(Won)	24,121	(Won)	24,121

Structured notes relating to interest rate:
Long-term government bond FRN		378,840		—		378,840
Dual indexed FRN		19,931		—		19,931
Inverse FRN		20,115		—		20,115
Others		110,236		—		110,236

		529,122		—		529,122

Structured notes relating to Credit:
Synthetic CDO		—		9,290		9,290

Bonds with call option		20,000		—		20,000

	(Won)	549,122	(Won)	33,411	(Won)	582,533

(6)	Private beneficiary certificates included in beneficiary certificates of available-for-sale securities as of June 30, 2007 and December 31, 2006 were composed of (Unit: In millions):

	2007		2006
Stocks	(Won)	70,152	(Won)	90,874
Government and public bonds		39,663		115,929
Finance bonds		160,923		359,282
Corporate bonds		28,858		27,943
Asset-backed securities		—		10,000
Call loans		91,427		48,091
Others		53,694		59,878

Assets		444,717		711,997
Liabilities		69,403		2,504

	(Won)	375,314	(Won)	709,493

(7)	The portfolio of securities excluding securities accounted for using the equity method, by industry, as of June 30, 2007 and December 31, 2006 was as follows (Unit: In millions):

	2007			2006
By industry type	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities:
Government and government-invested public companies	(Won)	906,824	15.84	(Won)	479,367	18.51
Financial and insurance		4,737,613	82.75		2,063,151	79.67
Others		80,987	1.41		47,201	1.82

	2007			2006
By industry type	Amount		Percentage (%)	Amount		Percentage (%)
	(Won)	5,725,424	100.00	(Won)	2,589,719	100.00

Available-for-sale securities:
Government and government-invested public companies	(Won)	4,735,911	32.46	(Won)	3,662,749	24.24
Financial institutions		8,753,872	59.99		10,413,843	68.90
Others		1,101,428	7.55		1,037,306	6.86

	(Won)	14,591,211	100.00	(Won)	15,113,898	100.00

Held-to-maturity securities:
Government and government-invested public companies	(Won)	8,758,821	85.60	(Won)	8,406,232	76.84
Financial institutions		1,433,424	14.01		2,503,154	22.88
Others		39,925	0.39		29,945	0.28

	(Won)	10,232,170	100.00	(Won)	10,939,331	100.00

(8)	The portfolio of securities excluding securities accounted for using the equity method, by security type, as of June 30, 2007 and December 31, 2006 was as follows (Unit: In millions):

	2007			2006
By security type	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities:
Stocks	(Won)	88,764	1.55	(Won)	57,196	2.21
Fixed rate bonds		5,306,663	92.69		2,328,953	89.93
Floating rate bonds		52,607	0.92		100,082	3.86
Beneficiary certificates		277,390	4.84		103,488	4.00

	(Won)	5,725,424	100.00	(Won)	2,589,719	100.00

Available-for-sale securities:
Stocks	(Won)	1,074,614	7.37	(Won)	1,975,847	13.07
Fixed rate bonds		12,158,928	83.33		11,215,054	74.20
Floating rate bonds		467,028	3.20		579,663	3.84
Subordinated bonds		576,509	3.95		690,028	4.57
Convertible bonds		15,030	0.10		24,121	0.16
Beneficiary certificates		252,192	1.73		608,242	4.02
Others		46,910	0.32		20,943	0.14

	(Won)	14,591,211	100.00	(Won)	15,113,898	100.00

Held-to-maturity securities:
Fixed rate bonds	(Won)	10,153,701	99.23	(Won)	10,879,331	99.45
Floating rate bonds		78,469	0.77		60,000	0.55

	(Won)	10,232,170	100.00	(Won)	10,939,331	100.00

(9)	The portfolio of securities excluding securities accounted for using the equity method, by country, as of June 30, 2007 and December 31, 2006 was as follows (Unit: In millions):

	2007			2006
By country type	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities:
Korea	(Won)	5,725,424	100.00	(Won)	2,589,719	100.00

Available-for-sale securities:
Korea	(Won)	14,428,353	98.89	(Won)	15,019,533	99.39
USA		41,592	0.29		27,794	0.18
Russia		33,188	0.23		33,573	0.22
India		23,401	0.16		9,685	0.06
Kazakhstan		22,432	0.15		4,605	0.03
Ireland		18,606	0.13		—	—
Japan		9,253	0.06		9,290	0.07
UK		9,119	0.06		—	—
China		1,888	0.01		1,894	0.01
Bangladesh		1,692	0.01		1,583	0.01
Others		1,687	0.01		5,941	0.03

	(Won)	14,591,211	100.00	(Won)	15,113,898	100.00

Held-to-maturity securities:
Korea	(Won)	10,213,701	99.82	(Won)	10,939,331	100.00
USA		18,469	0.18		—	—

	(Won)	10,232,170	100.00	(Won)	10,939,331	100.00

(10)	Term structure of securities except for stocks and equity investments in available-for-sale and held-to-maturity securities as of June 30, 2007 was as follows (Unit: In millions):

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		More than 10 years		Total
Available-for-sale securities:
Fair value	(Won)	2,452,969	(Won)	10,747,731	(Won)	218,226	(Won)	70,081	(Won)	13,489,007
Held-to-maturity securities:
Book value		1,906,930		5,487,204		2,819,567		18,469		10,232,170
Fair value		1,902,286		5,409,311		2,732,805		18,545		10,062,947

Term structure of securities except for stocks and equity investments in available-for-sale and held-to-maturity securities as of December 31, 2006 was as follows (Unit: In millions):

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		More than 10 years		Total
Available-for-sale securities:
Fair value	(Won)	5,150,081	(Won)	7,685,231	(Won)	261,419	(Won)	37,480	(Won)	13,134,211
Held-to-maturity securities:
Book value		3,211,790		5,276,939		2,450,602		—		10,939,331
Fair value		3,207,704		5,229,016		2,440,235		—		10,876,955

(11)	Securities accounted for using the equity method as of June 30, 2007 were summarized as follows (Unit: In millions):

	No. of shares	Ownership (%)	Acquisition cost		Net asset value		Book value
Domestic stocks:
KB Investment Co., Ltd.	8,951,293	99.99	(Won)	155,384	(Won)	95,065	(Won)	95,065
KB Futures Co., Ltd.	3,999,200	99.98		19,996		28,169		28,169
KB Data System Co., Ltd.	799,960	99.99		8,001		17,636		14,500
KB Real Estate Trust	15,999,930	99.99		76,103		104,358		104,358
KB Asset Management	6,134,040	80.00		39,015		67,826		67,826
KB Credit Information	1,249,040	99.73		14,291		38,015		37,544
KB Life Insurance Co., Ltd.	4,590,000	51.00		23,076		18,220		—
KLB Securities Co., Ltd. (*1)	4,854,713	36.41		10,316		—		—
Jooeun Industrial Co., Ltd. (*1)	1,999,910	99.99		23,994		—		—
ING Life Insurance Korea Co., Ltd. (*2)	1,400,000	20.00		21,769		129,200		129,200
Balhae Infrastructure Fund (*3)	4,986,518	12.61		50,256		51,396		51,396
Korea Credit Bureau Co., Ltd. (*4)	180,000	9.00		4,500		2,738		2,738

				446,701		552,623		530,796

Foreign stocks:
Kookmin Bank Singapore Ltd. (*1)	30,000,000	100.00		18,116		—		1,610
Kookmin Finance Asia Ltd. (HK) (*1)	700,000	100.00		7,398		—		225
Kookmin Bank Int'l Ltd. (London)	20,000,000	100.00		36,514		59,213		59,213
Kookmin Bank Hong Kong Ltd.	2,000,000	100.00		49,177		75,855		75,855
Sorak Financial Holdings PTE Ltd.	1,422,216	25.00		73,715		89,797		89,797

				184,920		224,865		226,700

Equity investments:
NPC02-4 Kookmin Venture Fund (*1)	32	33.33		3,200		4,140		4,140
KB06-1 Venture Investment Partnership	100	50.00		5,000		4,855		4,855

				8,200		8,995		8,995

			(Won)	639,821	(Won)	786,483	(Won)	766,491

Securities accounted for using the equity method as of December 31, 2006 were summarized as follows (Unit: In millions):

	No. of shares	Ownership (%)	Acquisition cost		Net asset value		Book value
Domestic stocks:
KB Investment Co., Ltd.	8,951,293	99.99	(Won)	155,384	(Won)	94,443	(Won)	94,443
KB Futures Co., Ltd.	3,999,200	99.98		19,996		28,077		28,077
KB Data System Co., Ltd.	799,960	99.99		8,001		17,603		14,609
KB Real Estate Trust	15,999,930	99.99		76,103		99,539		99,544
KB Asset Management	6,134,040	80.00		39,015		65,271		65,271
KB Credit Information	1,249,040	99.73		14,291		35,314		34,735
KB Life Insurance Co., Ltd.	3,060,000	51.00		15,426		16,271		—
KLB Securities Co., Ltd. (*1)	4,854,713	36.41		10,316		—		—
Jooeun Industrial Co., Ltd. (*1)	1,999,910	99.99		23,994		—		—
ING Life Insurance Korea Co., Ltd. (*2)	1,400,000	20.00		21,769		123,587		123,587
Balhae Infrastructure Fund (*3)	4,486,305	12.61		45,126		45,589		45,589
Korea Credit Bureau Co., Ltd. (*4)	180,000	9.00		4,500		3,297		3,297

				433,921		528,991		509,152

Foreign stocks:
Kookmin Bank Singapore Ltd. (*1)	30,000,000	100.00		18,173		—		1,614
Kookmin Finance Asia Ltd. (HK) (*1)	700,000	100.00		7,420		—		226
Kookmin Bank Int'l Ltd. (London)	20,000,000	100.00		35,900		56,496		56,496
Kookmin Bank Hong Kong Ltd.	2,000,000	100.00		49,326		72,130		72,130
Sorak Financial Holdings PTE Ltd.	1,422,216	25.00		73,947		87,299		87,299

				184,766		215,925		217,765

Equity investments:
Pacific IT Investment Partnership (*5)	700	50.00		6,252		1,958		1,958
NPC02-4 Kookmin Venture Fund (*1)	70	33.33		7,000		8,204		8,204
KB06-1 Venture Investment Partnership	50	50.00		2,500		2,453		2,453

				15,752		12,615		12,615

			(Won)	634,439	(Won)	757,531	(Won)	739,532

(*1)	KLB Securities Co., Ltd., Jooeun Industrial Co., Ltd., Kookmin Bank Singapore Ltd. and Kookmin Finance Asia, Ltd., NPC02-4 Kookmin Venture Fund are all in the process of liquidation as of June 30, 2007.
(*2)	The Bank is planning to dispose some ING Life Insurance shares in the current year.
(*3)	The Bank may exercise its voting right at the board meeting or at an equally significant decision making body of the investee.
(*4)	The Bank has significant influence in electing the board member who may participate in the decision making process relating to the financial and business policy of the investee.
(*5)	The liquidation of Pacific IT Investment Partnership has been finalized in 2007.

(12)	The valuation of securities accounted for using the equity method for the six months ended June 30, 2007 was as follows (Unit: In millions):

	Book value before valuation		Acquisition (disposition)		Dividend		Foreign exchange trading income (loss)		Equity gain (loss) on investment		Other comprehensive income (loss)		Retained earnings		Book value after valuation
Domestic stocks:
KB Investment Co., Ltd.	(Won)	94,443	(Won)	—	(Won)	(2,238)	(Won)	—	(Won)	2,862	(Won)	(2)	(Won)	—	(Won)	95,065
KB Futures Co., Ltd.		28,077		—		(1,200)		—		1,292		—		—		28,169
KB Data System Co., Ltd. (*1)		14,609		—		(800)		—		691		—		—		14,500
KB Real Estate Trust		99,544		—		(12,000)		—		16,814		—		—		104,358
KB Asset Management		65,271		—		(6,134)		—		8,680		9		—		67,826
KB Credit Information (*2)		34,735		—		(187)		—		2,996		—		—		37,544
KB Life Insurance Co., Ltd. (*1 & 3)		—		7,650		—		—		—		—		(7,650)		—
KLB Securities Co., Ltd. (*3)		—		—		—		—		—		—		—		—
Jooeun Industrial Co., Ltd. (*3)		—		—		—		—		—		—		—		—
ING Life Insurance Korea Co., Ltd.		123,587		—		—		—		11,368		(5,755)		—		129,200
Balhae Infrastructure Fund		45,589		5,130		(463)		—		1,140		—		—		51,396
Korea Credit Bureau Co., Ltd.		3,297		—		—		—		(289)		(270)		—		2,738

		509,152		12,780		(23,022)		—		45,554		(6,018)		(7,650)		530,796

Foreign stocks
Kookmin Bank Singapore Ltd.		1,614		—		—		(4)		—		—		—		1,610
Kookmin Finance Asia Ltd. (HK)		226		—		—		(1)		—		—		—		225
Kookmin Bank Int'l Ltd. (London)		56,496		—		—		967		1,862		(112)		—		59,213
Kookmin Bank Hong Kong Ltd.		72,130		—		—		(218)		4,331		(388)		—		75,855
Sorak Financial Holdings PTE Ltd.		87,299		—		—		(274)		3,959		(1,187)		—		89,797

		217,765		—		—		470		10,152		(1,687)		—		226,700

Equity Securities
Pacific IT Investment Partnership		1,958		(1,958)		—		—		—		—		—		—
NPC02-4 Kookmin Venture Fund		8,204		(3,794)		(1,263)		—		935		58		—		4,140
KB06-1 Venture Investment Partnership		2,453		2,500		—		—		(98)		—		—		4,855

		12,615		(3,252)		(1,263)		—		837		58		—		8,995

	(Won)	739,532	(Won)	9,528	(Won)	(24,285)	(Won)	470	(Won)	56,543	(Won)	(7,647)	(Won)	(7,650)	(Won)	766,491

The valuation of securities accounted for using the equity method for the year ended December 31, 2006 was as follows (Unit: In millions):

	Book value before valuation		Acquisition (disposition)		Dividend		Foreign currency translation gain (loss)		Equity gain (loss) on investment		Other comprehensive income (loss)		Retained earnings		Book value after valuation
Domestic stocks:
KB Investment Co., Ltd.	(Won)	85,462	(Won)	—	(Won)	(2,238)	(Won)	—	(Won)	10,974	(Won)	245	(Won)	—	(Won)	94,443
KB Futures Co., Ltd.		27,312		—		(1,000)		—		1,823		(58)		—		28,077
KB Data System Co., Ltd. (*1)		15,582		—		(2,399)		—		1,426		—		—		14,609
KB Real Estate Trust		81,068		—		—		—		18,337		139		—		99,544
KB Asset Management		52,485		—		(6,134)		—		18,909		11		—		65,271
KB Credit Information (*2)		27,837		—		(624)		—		7,522		—		—		34,735
KB Life Insurance Co., Ltd. (*1 and 3)		—		—		—		—		—		1,582		(1,582)		—
KLB Securities Co., Ltd. (*3)		—		—		—		—		—		—		—		—
Jooeun Industrial Co., Ltd. (*3)		—		—		—		—		—		—		—		—
ING Life Insurance Korea Co., Ltd.		77,529		—		—		—		31,308		14,750		—		123,587
Balhae Infrastructure Fund		—		45,126		(11)		—		474		—		—		45,589
Korea Credit Bureau Co., Ltd.		—		4,500		—		—		(1,203)		—		—		3,297

		367,275		49,626		(12,406)		—		89,570		16,669		(1,582)		509,152

Foreign stocks:
Kookmin Bank Singapore Ltd.		1,759		—		—		(145)		—		—		—		1,614
Kookmin Finance Asia Ltd. (HK)		246		—		—		(20)		—		—		—		226
Kookmin Bank Int'l Ltd. (London)		50,523		—		—		2,237		4,262		(526)		—		56,496
Kookmin Bank Hong Kong Ltd.		69,958		—		—		(5,760)		8,044		(112)		—		72,130
Sorak Financial Holdings PTE Ltd.		82,401		—		(6,009)		(438)		7,065		4,280		—		87,299

		204,887		—		(6,009)		(4,126)		19,371		3,642		—		217,765

Equity Securities:
KICO No. 2 Venture Investment Partnership		130		(93)		—		—		(37)		—		—		—
KICO No. 3 Venture Investment Partnership		147		(117)		—		—		(30)		—		—		—
Pacific IT Investment Partnership		4,950		(1,496)		—		—		(1,496)		—		—		1,958
NPC02-4 Kookmin Venture Fund		12,128		(3,000)		(2,129)		—		1,263		(58)		—		8,204
KB06-1 Venture Investment Partnership		—		2,500		—		—		(47)		—		—		2,453

		17,355		(2,206)		(2,129)		—		(347)		(58)		—		12,615

	(Won)	589,517	(Won)	47,420	(Won)	(20,544)	(Won)	(4,126)	(Won)	108,594	(Won)	20,253	(Won)	(1,582)	(Won)	739,532

(*1)	The significant unrealized income eliminated for the six months ended June 30, 2007 and for the year ended December 31, 2006 was as follows (Unit: In millions):

	Related accounts	2007		2006
KB Data System Co., Ltd.	Tangible assets (sales)	(Won)	95	(Won)	914
KB Life Insurance Co., Ltd.	Commissions (deferred acquisition cost)		7,650		3,730

		(Won)	7,745	(Won)	4,644

(*2)	The difference between the cost of the investment and the amount of the underlying equity in the net assets of KB Credit Information amounting to (Won)1,128 million, which resulted from the additional purchase of shares in October 2004, is amortized over 5 years using the straight-line method and credited to the gain on valuation of securities accounted for using the equity method. As a result, (Won)113 million and (Won)226 million were credited to current operation for the six months ended June 30, 2007 and for the year ended December 31, 2006, respectively, and the balance of the difference amounts to (Won)508 million and (Won)620 million as of June 30, 2007 and December 31, 2006, respectively.
(*3)	The equity method is no longer applied to securities of KLB Securities Co., Ltd. and Jooeun Industrial Co., Ltd. due to accumulated deficit, and to securities of KB Life Insurance Co., Ltd. due to unrealized income elimination, which led to a decrease in the book value to below zero.

The unrecognized accumulated deficit and change due to the equity method as of June 30, 2007 was as follows (Unit: In millions):

	Deficit		Change due to equity method		Total
KLB Securities Co., Ltd.	(Won)	4,148	(Won)	—	(Won)	4,148
Jooeun Industrial Co., Ltd.		61,663		—		61,663
KB Life Insurance Co., Ltd.		28,195		9,107		37,302

	(Won)	94,006	(Won)	9,107	(Won)	103,113

The unrecognized accumulated deficit and change due to the equity method as of December 31, 2006 was as follows (Unit: In millions):

	Deficit		Change due to equity method		Total
KLB Securities Co., Ltd.	(Won)	4,148	(Won)	—	(Won)	4,148
Jooeun Industrial Co., Ltd.		72,686		—		72,686
KB Life Insurance Co., Ltd.		27,217		3,436		30,653

	(Won)	104,051	(Won)	3,436	(Won)	107,487

(13)	Significant financial data of companies of which stocks were accounted for using the equity method as of and for the six months ended June 30, 2007 was as follows (Unit: In millions):

	Assets		Liabilities		Sales		Net income (loss)
KB Investment Co., Ltd.	(Won)	96,228	(Won)	1,158	(Won)	6,504	(Won)	2,862
KB Futures Co., Ltd.		90,547		62,372		6,385		1,293
KB Data System Co., Ltd.		26,315		8,677		24,000		834
KB Real Estate Trust		207,615		103,256		32,878		16,819
KB Asset Management		109,690		24,907		23,969		10,850
KB Credit Information		46,287		8,170		30,451		2,897
KB Life Insurance Co., Ltd.		981,974		946,249		322,756		(59)

	Assets		Liabilities		Sales		Net income (loss)
Jooeun Industrial Co., Ltd.		112,804		174,470		90,683		11,369
ING Life Insurance Korea Co., Ltd.		11,023,024		10,377,024		1,761,345		56,836
Balhae Infrastructure Fund		408,641		894		10,821		9,046
Korea Credit Bureau Co., Ltd.		33,174		2,754		8,246		(3,513)
Kookmin Bank Int'l Ltd. (London)	(Won)	454,028	(Won)	394,815	(Won)	11,707	(Won)	1,862
Kookmin Bank Hong Kong Ltd.		492,369		416,514		16,282		4,874
Sorak Financial Holdings PTE Ltd.		5,481,566		5,122,379		332,130		16,359
NPC02-4 Kookmin Venture Fund		12,422		—		3,123		2,804
KB06-1 Venture Investment Partnership		9,835		126		55		(196)

Reviewed financial statements as of June 30, 2007 were used for the application of the equity method, except for Jooeun Industrial Co., Ltd., Balhae Infrastructure Fund, Korea Credit Bureau Co., Ltd., NPC02-4 Kookmin Venture Fund and KB06-1 Venture Investment Partnership, Sorak Financial Holdings PTE Ltd. as of June 30, 2007 of which unaudited financial statements as of June 30, 2007 were used for the application of the equity method, and ING Life Insurance Korea Co., Ltd. of which unaudited financial statements as of May 31, 2007 were used for the application of the equity method. The significant events from the closing dates of the investees to that of the Bank were properly reflected in applying the equity method. There was no material exception as a result of analytical review, such as analysis of major accounts to assess reliability of those financial statements.

Significant financial data of companies of which stocks were accounted for using the equity method as of and for the year ended December 31, 2006 was as follows (Unit: In millions):

	Assets		Liabilities		Sales		Net income (loss)
KB Investment Co., Ltd.	(Won)	96,296	(Won)	1,848	(Won)	20,030	(Won)	10,974
KB Futures Co., Ltd.		67,145		39,062		11,487		1,824
KB Data System Co., Ltd.		33,471		15,868		67,588		2,277
KB Real Estate Trust		206,392		106,853		66,122		18,424
KB Asset Management		92,220		10,631		44,826		23,636
KB Credit Information		43,938		8,529		71,532		7,329
KB Life Insurance Co., Ltd.		700,438		668,535		409,302		4,187
Jooeun Industrial Co., Ltd.		110,193		182,882		64,404		2,253
ING Life Insurance Korea Co., Ltd.		9,635,249		9,017,312		3,149,367		156,539
Balhae Infrastructure Fund		362,440		4,410		6,404		3,765
Korea Credit Bureau Co., Ltd.		42,826		6,193		13,963		(5,645)
Kookmin Bank Int'l Ltd. (London)		315,938		259,442		20,634		3,736
Kookmin Bank Hong Kong Ltd.		395,935		323,805		27,568		7,963
Sorak Financial Holdings PTE Ltd.		5,197,633		4,848,437		680,311		33,189
Pacific IT Investment Partnership		1,986		28		—		(1,496)
NPC02-4 Kookmin Venture Fund		24,852		240		5,459		3,790
KB06-1 Venture Investment Partnership		5,067		162		67		(95)

Audited or reviewed financial statements as of December 31, 2006 were used for the application of the equity method, except for Pacific IT Investment Partnership, Balhae Infrastructure Fund, Korea Credit Bureau Co., Ltd. and KB06-1 Venture Investment Partnership of which unaudited financial statements as of December 31, 2006 were used for the application of the equity method, and ING Life Insurance Korea Co., Ltd. and Sorak Financial Holdings PTE Ltd., of which unaudited financial statements as of November 30, 2006 were used for the application of the equity method. The significant events from the closing dates of the investees to that of the Bank were properly reflected in applying the equity method. There was no material exception as a result of analytical review, such as analysis of major accounts to assess reliability of those financial statements.

(14)	Changes in accumulated other comprehensive income for the six months ended June 30, 2007 were as follows (Unit: In millions):

	Beginning		Increase (Decrease)		Disposal (Realization)		Ending
Gain (loss) on valuation of available-for-sale securities:
Equity securities	(Won)	846,123	(Won)	91,471	(Won)	(540,785)	(Won)	396,809
Debt securities in Won		22,669		(34,382)		7,366		(4,347)
Debt securities in foreign currencies		4,010		(2,294)		(183)		1,533
Beneficiary certificates		5,050		427		(4,807)		670
Others		5,704		1,564		—		7,268

		883,556		56,786		(538,409)		401,933

Gain on valuation of held-to-maturity securities:
Debt securities in Won		98		—		(38)		60

Gain on valuation of securities accounted for using the equity method		15,888		(5,656)		27		10,259

	(Won)	899,542	(Won)	51,130	(Won)	(538,420)	(Won)	412,252

Changes in accumulated other comprehensive income for the year ended December 31, 2006 were as follows (Unit: In millions):

	Beginning		Increase (Decrease)		Disposal (Realization)		Ending
Gain (loss) on valuation of available-for-sale securities:
Equity securities	(Won)	454,250	(Won)	470,552	(Won)	(78,679)	(Won)	846,123
Debt securities in Won		32,614		(3,203)		(6,742)		22,669
Debt securities in foreign currencies		5,867		1,671		(3,528)		4,010
Beneficiary certificates		16,858		4,894		(16,702)		5,050
Others		1,779		3,925		—		5,704

		511,368		477,839		(105,651)		883,556

Gain on valuation of held-to-maturity securities:
Debt securities in Won		426		—		(328)		98

Gain on valuation of securities accounted for using the equity method		948		15,522		(582)		15,888

	(Won)	512,742	(Won)	(493,361)	(Won)	(106,561)	(Won)	899,542

(15)	Securities provided as collateral as of June 30, 2007 were as follows (Unit: In millions):

Provided to	Book value		Collateral amount		Provided for
Korea Securities Depository & others	(Won)	7,025,480	(Won)	7,080,000	Bonds sold under repurchase agreements
BOK		652,363		650,000	Borrowings from BOK
BOK		873,965		879,800	Overdrafts and settlement risk
Samsung Futures & others		392,637		405,500	Derivative settlement
Others		12		1,628	Other

	(Won)	8,944,457	(Won)	9,016,928

Securities provided as collateral as of December 31, 2006 were as follows (Unit: In millions):

Provided to	Book value		Collateral amount		Provided for
Korea Securities Depository & others	(Won)	7,070,657	(Won)	7,100,000	Bonds sold under repurchase agreements
BOK		725,902		725,700	Borrowings from BOK
BOK		330,294		330,600	Overdrafts and settlement risk
Samsung Futures & others		294,760		307,500	Derivative settlement
Others		402		1,628	Other

	(Won)	8,422,015	(Won)	8,465,428

(16)	Securities lent as of June 30, 2007 and December 31, 2006 were as follows (Unit: In millions):

	2007		2006		Provided to
Government and public bonds	(Won)	207,486	(Won)	119,614	Korea Securities Depository and others
Finance bonds		24,218		23,671	Korea Securities Depository

	(Won)	231,704	(Won)	143,285

5.	LOANS:

(1)	Loans as of June 30, 2007 and December 31, 2006 consisted of (Unit: In millions):

	2007		2006
Call loans	(Won)	775,999	(Won)	1,247,109
Domestic import usance bill		1,393,888		1,256,747
Credit card receivables		9,102,968		8,667,740
Bills bought in foreign currencies		1,407,875		1,270,314
Bills bought in Won		15,840		16,587
Bonds purchased under repurchase agreements		361,000		500,000
Loans		140,532,258		131,579,881
Factoring receivables		30,927		30,948
Advances for customers		27,119		19,209
Private placed bonds		7,758,891		7,499,208
Loans for debt-equity swap		14,659		1,968

		161,421,424		152,089,711
Allowance for possible loan losses		(2,264,527)		(2,360,867)
Deferred loan origination fees and costs		161,352		138,338

	(Won)	159,318,249	(Won)	149,867,182

(2)	Loans in Won and loans in foreign currencies as of June 30, 2007 and December 31, 2006 were as follows (Unit: In millions):

		2007		2006
Loans in Won:
Commercial	Working capital loans
	General purpose loans	(Won)	31,517,003	(Won)	27,161,083
	Notes discounted		657,119		697,235
	Overdraft accounts		372,295		286,724
	Trading notes		776,929		612,305
	Others		4,900,162		4,297,074

			38,223,508		33,054,421

		2007		2006
	Facilities loans
	General facilities loans	(Won)	7,693,807	(Won)	5,107,519
	Others		1,124,645		995,730

			8,818,452		6,103,249

			47,041,960		39,157,670

Households	General purpose loans		46,257,928		45,946,145
	Housing loans		38,898,950		39,007,176
	Remunerations on mutual installment savings		112,036		147,672
	Others		412,665		416,103

			85,681,579		85,517,096

Public sector	Public operation loans		1,049,522		894,178
	Public facilities loans		8,802		3,687

			1,058,324		897,865

Other	Property formation loans		822		1,013
	Others		910		1,173

			1,732		2,186

			133,783,595		125,574,817

Loans in foreign currencies:
	Domestic funding loans		4,497,226		4,441,975
	Overseas funding loans		513,872		429,836
	Inter-bank loans		1,737,565		1,133,253

			6,748,663		6,005,064

		(Won)	140,532,258	(Won)	131,579,881

(3)	Loans in Won and loans in foreign currencies, classified by borrower type, as of June 30, 2007 were as follows (Unit: In millions):

By borrower type	Loans in Won		Loans in foreign currencies		Total		Percentage (%)
Large corporations	(Won)	3,715,623	(Won)	4,623,058	(Won)	8,338,681	5.93
Small and medium corporations		43,326,337		1,888,323		45,214,660	32.17
Households		85,683,311		51,018		85,734,329	61.01
Others		1,058,324		186,264		1,244,588	0.89

	(Won)	133,783,595	(Won)	6,748,663	(Won)	140,532,258	100.00

Loans in Won and loans in foreign currencies, classified by borrower type, as of December 31, 2006 were as follows (Unit: In millions):

By borrower type	Loans in Won		Loans in foreign currencies		Total		Percentage (%)
Large corporations	(Won)	2,783,921	(Won)	3,795,539	(Won)	6,579,460	5.00
Small and medium corporations		36,373,749		758,998		37,132,747	28.22
Households		85,519,282		46,069		85,565,351	65.03
Others		897,865		1,404,458		2,302,323	1.75

	(Won)	125,574,817	(Won)	6,005,064	(Won)	131,579,881	100.00

(4)	Loans classified by borrower’s country or region as of June 30, 2007 were as follows (Unit: In millions):

By country	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Korea	(Won)	133,783,595	(Won)	6,444,647	(Won)	20,694,148	(Won)	160,922,390	99.69
Southeast Asia		—		28,303		1		28,304	0.02
China		—		9,560		—		9,560	0.01
Japan		—		210,612		100		210,712	0.13
Central and South America		—		2,753		3		2,756	0.00
USA		—		155		97,083		97,238	0.06
Others		—		52,633		97,831		150,464	0.09

	(Won)	133,783,595	(Won)	6,748,663	(Won)	20,889,166	(Won)	161,421,424	100.00

Loans classified by borrower’s country or region as of December 31, 2006 were as follows (Unit: In millions):

By country	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Korea	(Won)	125,574,817	(Won)	5,749,511	(Won)	20,430,801	(Won)	151,755,129	99.79
Southeast Asia		—		25,525		1		25,526	0.02
China		—		7,019		—		7,019	0.00
Japan		—		172,447		78		172,525	0.11
Central and South America		—		4,142		1		4,143	0.00
USA		—		84		2,438		2,522	0.00
Others		—		46,336		76,511		122,847	0.08

	(Won)	125,574,817	(Won)	6,005,064	(Won)	20,509,830	(Won)	152,089,711	100.00

(5)	Loans classified by industry as of June 30, 2007 were as follows (Unit: In millions):

By industry	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Corporations:
Finance and insurance	(Won)	306,471	(Won)	1,840,918	(Won)	2,645,082	(Won)	4,792,471	2.97
Manufacturing		13,223,740		2,006,389		4,884,289		20,114,418	12.46
Services		19,846,050		1,743,547		1,603,130		23,192,727	14.37
Others		14,501,305		1,094,960		3,553,131		19,149,396	11.86
Households		85,683,311		51,018		7,845,937		93,580,266	57.97
Public sector		222,718		11,831		357,597		592,146	0.37

	(Won)	133,783,595	(Won)	6,748,663	(Won)	20,889,166	(Won)	161,421,424	100.00

Loans classified by industry as of December 31, 2006 were as follows (Unit: In millions):

By industry	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Corporations:
Finance and insurance	(Won)	622,860	(Won)	1,181,085	(Won)	2,727,468	(Won)	4,531,413	2.98
Manufacturing		11,148,580		1,624,177		4,371,916		17,144,673	11.27
Services		16,337,444		920,649		1,799,334		19,057,427	12.53
Others		11,779,703		2,226,334		3,728,378		17,734,415	11.66
Households		85,519,282		46,069		7,504,999		93,070,350	61.20
Public sector		166,948		6,750		377,735		551,433	0.36

	(Won)	125,574,817	(Won)	6,005,064	(Won)	20,509,830	(Won)	152,089,711	100.00

(6)	Loans to financial institutions as of June 30, 2007 were as follows (Unit: In millions):

	Other Bank		Other financial institutions		Total
Loans in Won	(Won)	—	(Won)	306,471	(Won)	306,471
Loans in foreign currencies		1,737,564		103,354		1,840,918
Others		1,168,085		1,476,997		2,645,082

	(Won)	2,905,649	(Won)	1,886,822	(Won)	4,792,471

Loans to financial institutions as of December 31, 2006 were as follows (Unit: In millions):

	Bank		Other financial institutions		Total
Loans in Won	(Won)	—	(Won)	622,860	(Won)	622,860
Loans in foreign currencies		1,133,253		47,832		1,181,085
Others		1,780,151		947,317		2,727,468

	(Won)	2,913,404	(Won)	1,618,009	(Won)	4,531,413

(7)	The classification of asset quality for loans as of June 30, 2007 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Call loans	(Won)	775,999	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	775,999
Domestic import usance bill		1,360,675		17,331		10,622		4,987		273		1,393,888
Credit card receivables		8,822,067		184,573		841		55,336		40,151		9,102,968
Bills bought (*)		1,419,991		3,239		—		287		198		1,423,715
Bond purchased under repurchase agreements		361,000		—		—		—		—		361,000
Loans		137,989,901		1,421,346		532,448		411,489		177,074		140,532,258
Factoring receivables		30,927		—		—		—		—		30,927
Advances for customers		426		1,058		19,830		2,141		3,664		27,119
Privately placed bonds		7,748,213		6,078		2,738		—		1,862		7,758,891
Loans for debt-equity swap		—		—		12,691		1,968		—		14,659

	(Won)	158,509,199	(Won)	1,633,625	(Won)	579,170	(Won)	476,208	(Won)	223,222	(Won)	161,421,424

The classification of asset quality for loans as of December 31, 2006 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Call loans	(Won)	1,247,109	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	1,247,109
Domestic import usance bill		1,210,010		16,025		26,497		3,126		1,089		1,256,747
Credit card receivables		8,341,239		215,089		648		71,227		39,537		8,667,740
Bills bought (*)		1,283,897		2,338		283		297		86		1,286,901
Bond purchased under repurchase agreements		500,000		—		—		—		—		500,000
Loans		128,711,695		1,484,362		667,689		474,730		241,405		131,579,881
Factoring receivables		30,948		—		—		—		—		30,948
Advances for customers		133		508		8,753		1,833		7,982		19,209
Privately placed bonds		7,498,067		—		650		—		491		7,499,208
Loans for debt-equity swap		—		—		—		1,968		—		1,968

	(Won)	148,823,098	(Won)	1,718,322	(Won)	704,520	(Won)	553,181	(Won)	290,590	(Won)	152,089,711

(*)	Bill bought in won included

(8)	The term structure of loans as of June 30, 2007 was as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total
Due in 3 months or less	(Won)	15,962,706	(Won)	1,847,596	(Won)	9,738,007	(Won)	27,548,309
Due after 3 months through 6 months		16,264,065		830,286		2,140,341		19,234,692
Due after 6 months through 1 year		28,863,674		1,096,840		2,233,435		32,193,949
Due after 1 year through 2 years		11,826,009		597,788		4,528,992		16,952,789
Due after 2 years through 3 years		14,714,177		1,117,998		978,850		16,811,025
Due after 3 years through 4 years		3,658,576		328,125		619,340		4,606,041
Due after 4 years through 5 years		2,096,646		450,989		279,968		2,827,603
More than 5 years		40,397,742		479,041		370,233		41,247,016

	(Won)	133,783,595	(Won)	6,748,663	(Won)	20,889,166	(Won)	161,421,424

The term structure of loans as of December 31, 2006 was as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total
Due in 3 months or less	(Won)	15,122,967	(Won)	1,471,927	(Won)	10,008,593	(Won)	26,603,487
Due after 3 months through 6 months		14,837,648		997,738		1,537,897		17,373,283
Due after 6 months through 1 year		30,049,634		788,702		2,532,032		33,370,368
Due after 1 year through 2 years		10,138,015		346,373		2,654,949		13,139,337
Due after 2 years through 3 years		11,764,066		1,172,993		2,498,390		15,435,449
Due after 3 years through 4 years		4,847,371		200,535		226,555		5,274,461
Due after 4 years through 5 years		2,399,378		647,661		706,345		3,753,384
More than 5 years		36,415,738		379,135		345,069		37,139,942

	(Won)	125,574,817	(Won)	6,005,064	(Won)	20,509,830	(Won)	152,089,711

(9)	Credit card receivables as collateral

The Bank offers the credit card receivables amounting to (Won)343,894 million and (Won)253,591 million (before deducting the allowance) as collateral for the transaction of credit card receivables to SPC as of June 30, 2007 and December 31, 2006, respectively.

(10)	The changes in deferred loan origination fees and costs for the six months ended June 30, 2007 were as follows (Unit: In millions):

	Beginning		Increase		Decrease		Ending
Deferred loan origination fees and costs	(Won)	138,338	(Won)	46,546	(Won)	23,532	(Won)	161,352

6.	RESTRUCTURED LOANS:

(1)	The loans that were restructured by means of principal reduction, debt-equity swap, interest reduction because of workouts for the six months ended June 30, 2007 were as follows (Unit: In millions):

	Amount before restructuring		Principal exemption		Conversion to equity securities		Interest reduction		Extension of maturity
Court receivership	(Won)	6,600	(Won)	—	(Won)	—	(Won)	—	(Won)	6,600
Workout plan		80,952		—		12,691		2,064		66,197
Debt restructuring (*)		120		—		—		—		120

	(Won)	87,672	(Won)	—	(Won)	12,691	(Won)	2,064	(Won)	72,917

The loans that were restructured by means of principal reduction, debt-equity swap, interest reduction because of workouts for the year ended December 31, 2006 were as follows (Unit: In millions):

	Amount before restructuring		Principal exemption		Conversion to equity securities		Interest reduction		Extension of maturity
Composition	(Won)	6,178	(Won)	—	(Won)	—	(Won)	—	(Won)	6,178
Workout plan		236,287		301		4,083		25,374		206,529
Debt restructuring (*)		894		—		—		—		894

	(Won)	243,359	(Won)	301	(Won)	4,083	(Won)	25,374	(Won)	213,601

(*)	In accordance with the Bankruptcy and Debt Restructuring Act

(2)	Changes in the present value discounts relating to the outstanding restructured loans for the six months ended June 30, 2007 were as follows (Unit: In millions):

			Present value discounts
	Amount		Beginning balance		Addition		Deduction		Ending balance
Court receivership	(Won)	9,336	(Won)	1,034	(Won)	—	(Won)	131	(Won)	903
Composition		11,087		1,275		558		940		893
Workout plan		69,680		6,867		4,750		7,927		3,690
Others		32,367		2,837		—		800		2,037

	(Won)	122,470	(Won)	12,013	(Won)	5,308	(Won)	9,798	(Won)	7,523

Changes in the present value discounts relating to the outstanding restructured loans for the year ended December 31, 2006 were as follows (Unit: In millions):

			Present value discounts
	Amount		Beginning balance		Addition		Deduction		Ending balance
Court receivership	(Won)	9,336	(Won)	2,035	(Won)	1,034	(Won)	2,035	(Won)	1,034
Composition		13,143		2,238		1,689		2,652		1,275
Workout plan		111,064		11,371		11,206		15,710		6,867
Others		32,470		4,371		—		1,534		2,837

	(Won)	166,013	(Won)	20,015	(Won)	13,929	(Won)	21,931	(Won)	12,013

If the loans are restructured by means of reduction of interest rates, cash flows of fixed rate loans are discounted by effective interest rates originally agreed upon and cash flows of floating rate loans are discounted by interest rates determined by adding a credit risk premium, which is calculated at the restructuring date, assuming that debtors’ credit at the origination date is effective to the restructuring date, to a benchmark interest rate. The difference between the book value and the present value is presented as an allowance for possible loan losses.

7.	ALLOWANCE FOR POSSIBLE LOAN LOSSES:

(1)	The allowance for possible loan losses as of June 30, 2007 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Domestic import usance bill	(Won)	9,525	(Won)	1,424	(Won)	4,914	(Won)	3,070	(Won)	273	(Won)	19,206
Credit card receivables		134,976		27,686		168		33,202		40,151		236,183
Bills bought (*)		9,940		277		—		254		198		10,669
Loans		1,207,439		153,175		109,102		265,362		177,074		1,912,152
Factoring receivables		2,143		—		—		—		—		2,143
Advances for customers		3		78		8,890		1,386		3,664		14,021
Privately placed bonds		54,237		521		548		—		1,862		57,168
Loans for debt-equity swap		—		—		11,037		1,948		—		12,985

	(Won)	1,418,263	(Won)	183,161	(Won)	134,659	(Won)	305,222	(Won)	223,222	(Won)	2,264,527

The allowance for possible loan losses as of December 31, 2006 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Domestic import usance bill	(Won)	8,470	(Won)	1,653	(Won)	12,677	(Won)	2,977	(Won)	1,089	(Won)	26,866
Credit card receivables		129,619		32,263		130		42,736		39,537		244,285
Bills bought (*)		8,987		259		57		182		86		9,571
Loans		1,146,535		169,033		143,955		307,982		241,405		2,008,910
Factoring receivables		2,910		—		—		—		—		2,910
Advances for customers		1		36		4,096		1,124		7,982		13,239
Privately placed bonds		52,486		—		161		—		491		53,138
Loans for debt-equity swap		—		—		—		1,948		—		1,948

	(Won)	1,349,008	(Won)	203,244	(Won)	161,076	(Won)	356,949	(Won)	290,590	(Won)	2,360,867

(*)	Bill bought in won included

(2)	The changes in allowance for possible loan losses for the six months ended June 30, 2007 and the year ended December 31, 2006 were as follows (Unit: In millions):

	2007		2006
Beginning balance (*1)	(Won)	2,463,079	(Won)	2,500,777
Provision for possible loan losses		191,606		1,009,498
Reclassification from other allowances (*2)		(174)		304,954
Collection of previously written-off loans		258,122		474,278
Repurchase of NPLs sold		812		5,897
Sales of loans		(47,869)		(115,222)
Loans written-off		(475,175)		(1,693,468)
Exemption of loans		(2,105)		(4,582)
Changes in exchange rates and others		(3,836)		(19,053)

Ending balance (*1)	(Won)	2,384,460	(Won)	2,463,079

(*1)	Allowance for possible loan losses includes present value discounts amounting to (Won)7,523 million and (Won)12,013 million as of June 30, 2007 and December 31, 2006, respectively, and allowances for other assets amounting to (Won) 119,933 million and (Won) 102,212 million, respectively.
(*2)

Other allowances for credit lines to Kookmin Card 16th Securitization Specialty Co., Ltd. and FNSTAR 3rd Securitization Special Co., Ltd. amounting to (Won)159,888 million and (Won)145,066 million, respectively, were transferred to allowances for possible loan losses for the year ended December 31, 2006.

(3)	The allowance for possible losses on other assets as of June 30, 2007 and December 31, 2006 is summarized as follows (Unit: In millions):

	2007		2006
Suspense receivable	(Won)	7,669	(Won)	7,425
Uncollected guarantee deposits for rent		2,737		4,847
Settlement costs for financial accident		71,994		87,122
Derivative instruments		2,729		2,597
Others		34,804		221

	(Won)	119,933	(Won)	102,212

(4)	The allowance for possible loan losses compared to total loans, net of present value discount, is summarized as follows (Unit: In millions):

	Loans		Allowance for possible loan losses		Percentage (%)
June 30, 2007	(Won)	161,421,424	(Won)	2,264,527	1.40
December 31, 2006		152,089,711		2,360,867	1.55
December 31, 2005		138,139,657		2,453,275	1.78
December 31, 2004		138,839,212		3,118,775	2.25

8.	TANGIBLE ASSETS:

(1)	Tangible assets as of June 30, 2007 and December 31, 2006 consisted of (Unit: In millions):

	2007		2006
Tangible assets	(Won)	3,875,714	(Won)	3,855,268
Less: accumulated depreciation		(1,676,564)		(1,702,001)
accumulated impairment loss		(14,127)		(15,535)

	(Won)	2,185,023	(Won)	2,137,732

(2)	Tangible assets as of June 30, 2007 consisted of (Unit: In millions):

	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Book value
Land	(Won)	983,182	(Won)	—	(Won)	5,597	(Won)	977,585
Buildings		1,009,498		192,370		8,530		808,598
Leasehold improvements		251,914		191,370		—		60,544
Equipment and vehicles		1,621,862		1,292,824		—		329,038
Construction in progress		9,258		—		—		9,258

	(Won)	3,875,714	(Won)	1,676,564	(Won)	14,127	(Won)	2,185,023

Tangible assets as of December 31, 2006 consisted of (Unit: In millions):

	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Book value
Land	(Won)	984,270	(Won)	—	(Won)	7,115	(Won)	977,155
Buildings		986,420		181,228		8,420		796,772
Leasehold improvements		233,156		177,676		—		55,480
Equipment and vehicles		1,648,763		1,343,097		—		305,666
Construction in progress		2,659		—		—		2,659

	(Won)	3,855,268	(Won)	1,702,001	(Won)	15,535	(Won)	2,137,732

(3)	The changes in book value of tangible assets for the six months ended June 30, 2007 were as follows (Unit: In millions):

	Beginning		Acquisition		Replacement		Disposal		Depreciation		Impairment		Change in foreign currencies		Ending
Land	(Won)	977,155	(Won)	3,358	(Won)	1,131	(Won)	4,043	(Won)	—	(Won)	—	(Won)	(16)	(Won)	977,585
Buildings		796,772		3,832		21,202		1,279		11,444		(448)		(37)		808,598
Leasehold improvements		55,480		5		23,227		179		17,982		—		(7)		60,544
Equipment and vehicles		305,666		128,225		—		733		104,149		—		29		329,038
Construction in progress		2,659		52,159		(45,560)		—		—		—		—		9,258

	(Won)	2,137,732	(Won)	187,579	(Won)	—	(Won)	6,234	(Won)	133,575	(Won)	(448)	(Won)	(31)	(Won)	2,185,023

The changes in book value of tangible assets for the year ended December 31, 2006 were as follows (Unit: In millions):

	Beginning		Acquisition		Replacement		Disposal		Depreciation		Impairment		Change in foreign currencies		Ending
Land	(Won)	979,413	(Won)	3,349	(Won)	2,873	(Won)	8,151	(Won)	—	(Won)	(290)	(Won)	(39)	(Won)	977,155
Buildings		774,519		5,745		49,422		6,289		22,059		(4,449)		(117)		796,772
Leasehold improvements		44,363		113		45,504		142		34,337		—		(21)		55,480
Equipment and vehicles		239,795		254,835		—		22,915		165,986		—		(63)		305,666
Construction in progress		155		100,303		(97,799)		—		—		—		—		2,659

	(Won)	2,038,245	(Won)	364,345	(Won)	—	(Won)	37,497	(Won)	222,382	(Won)	(4,739)	(Won)	(240)	(Won)	2,137,732

(4)	The published value of the land was (Won)1,303,724 million and (Won) 1,307,078 million as of June 30, 2007 and December 31, 2006, respectively, based on the Laws on Disclosure of Land Price and Valuation of Land

(5)	Tangible assets, which have been insured as of June 30, 2007 and December 31, 2006, were as follows (Unit: In millions):

Type of insurance	Asset insured	2007		2006		Insurance company
Property composite	Buildings	(Won)	860,580	(Won)	829,507	Samsung Fire & Marine
	Leasehold improvements		129,854		120,043	Insurance Co., Ltd. & others
	Equipment and vehicles		286,662		196,152

		(Won)	1,277,096	(Won)	1,145,702

9.	OTHER ASSETS:

(1)	Other assets as of June 30, 2007 and December 31, 2006 consisted of (Unit: In millions):

	2007		2006
Guarantee deposits paid	(Won)	1,258,391	(Won)	1,166,454
Accounts receivable		3,641,731		2,145,266
Accrued income		1,279,417		1,166,963
Prepaid expenses		112,166		79,594
Deferred income tax assets (Note 24)		173,918		23,886
Derivatives assets (Note 19)		1,114,815		1,260,748
Domestic exchange settlement debits		726,455		962,250
Intangible assets		326,137		371,312
Non-business use assets		499		499
Less: valuation allowance		(169)		(169)
Sundry assets		198,291		176,190
Less: Allowances for other assets losses		(119,933)		(102,212)

	(Won)	8,711,718	(Won)	7,250,781

(2)	Intangible assets as of June 30, 2007 consisted of (Unit: In millions):

	Acquisition cost		Accumulated amortization		Book value
Goodwill	(Won)	705,108	(Won)	443,957	(Won)	261,151
Others		128,502		63,516		64,986

	(Won)	833,610	(Won)	507,473	(Won)	326,137

Intangible assets as of December 31, 2006 consisted of (Unit: In millions):

	Acquisition cost		Accumulated amortization		Book value
Goodwill	(Won)	705,108	(Won)	404,784	(Won)	300,324
Others		125,502		54,514		70,988

	(Won)	830,610	(Won)	459,298	(Won)	371,312

(3)	The changes in intangible assets for the six months ended June 30, 2007 were as follows (Unit: In millions):

	Beginning		Increase		Amortization		Ending
Goodwill	(Won)	300,324	(Won)	—	(Won)	39,173	(Won)	261,151
Others		70,988		14,152		20,154		64,986

	(Won)	371,312	(Won)	14,152	(Won)	59,327	(Won)	326,137

The changes in intangible assets for the year ended December 31, 2006 were as follows (Unit: In millions):

	Beginning		Increase		Amortization		Ending
Goodwill	(Won)	378,669	(Won)	—	(Won)	78,345	(Won)	300,324
Others		19,435		75,199		23,646		70,988

	(Won)	398,104	(Won)	75,199	(Won)	101,991	(Won)	371,312

(4)	Non-business use properties as of June 30, 2007 consisted of (Unit: In millions):

	Acquisition cost		Valuation allowance		Book value
Non-business use land	(Won)	18	(Won)	12	(Won)	6
Non-business use building		481		157		324

	(Won)	499	(Won)	169	(Won)	330

Non-business use properties as of December 31, 2006 consisted of (Unit: In millions):

	Acquisition cost		Valuation allowance		Book value
Non-business use land	(Won)	18	(Won)	12	(Won)	6
Non-business use building		481		157		324

	(Won)	499	(Won)	169	(Won)	330

(5)	Sundry assets as of June 30, 2007 and December 31, 2006 consisted of (Unit: In millions):

	2007		2006
Receivables on cash sent to other banks	(Won)	50	(Won)	410
Supplies		20,568		18,608
Deposit money to court (*)		14,683		14,883
Unsettled foreign currency		11,632		27,303
Suspense receivable		150,742		114,684
Others		616		302

	(Won)	198,291	(Won)	176,190

(*)	Securities are included in deposit money to court of which book value, face value and fair value are (Won)10,143 million, (Won)10,587 million and (Won)12,566 million, respectively.

10.	DEPOSITS:

(1)	Deposits as of June 30, 2007 and December 31, 2006 consisted of (Unit: In millions):

	2007		2006
Demand deposits	(Won)	46,357,978	(Won)	50,113,689
Time deposits		69,770,547		70,326,526
Negotiable certificates of deposits		15,433,787		9,579,701

	(Won)	131,562,312	(Won)	130,019,916

(2)	Details of deposits as of June 30, 2007 and December 31, 2006 consisted of (Unit: In millions):

	2007		2006
Demand deposits in Won:
Checking deposits	(Won)	129,673	(Won)	231,953
Household checking deposits		400,404		477,770
Temporary deposits		3,242,284		4,066,769
Passbook deposits		14,521,131		15,176,852
Public fund deposits		150,436		199,948
National Treasury deposits		18,408		2,641
General savings deposits		18,714,611		20,826,726
Corporate savings deposits		8,259,994		8,302,353
Nonresident’s deposit in Won		64,396		45,343

		45,501,337		49,330,355

Demand deposits in foreign currencies:
Checking deposits	(Won)	64,353	(Won)	43,875
Passbook deposits		788,403		736,034
Temporary deposits		695		2,378
Other		3,190		1,047

		856,641		783,334

	(Won)	46,357,978	(Won)	50,113,689

Time deposits in Won
Time deposits	(Won)	57,046,211	(Won)	57,138,595
Installment savings deposits		917,344		1,097,474
Property formation savings		514		541
Workers’ savings for housing		2		2
Time and savings deposits of non-residents in Won		194,362		171,636
Long-term savings deposits for workers		3,698		4,334
Long-term housing savings deposits		3,326,244		3,057,236
Long-term savings for households		2,813		3,711
Workers’ preferential savings deposits		370,998		530,867
Mutual installment deposits		3,494,910		3,833,573
Mutual installment for housing		3,477,864		3,842,727

		68,834,960		69,680,696
Loss on valuation of fair value hedged item (current period portion)		(1,664)		3,740
Loss (gain) on valuation of fair value hedged item (prior year portion)		1,607		(2,133)

		68,834,903		69,682,303

Time deposits in foreign currencies:
Time deposits		934,857		643,404
Installment savings deposits		638		620
Others		149		199

		935,644		644,223

	(Won)	69,770,547	(Won)	70,326,526

Negotiable certificates of deposits	(Won)	15,433,787	(Won)	9,579,701

(3)	Deposits with financial institutions as of June 30, 2007 and December 31, 2006 were as follows (Unit: In millions):

	Financial institutions	2007		2006
Demand deposits & time deposits	Banks	(Won)	947,264	(Won)	630,490
	Others		3,651,671		3,068,235

			4,598,935		3,698,725

Negotiable certificates of deposits	Banks		26,264		3,935
	Others		5,578,945		6,304,672

			5,605,209		6,308,607

		(Won)	10,204,144	(Won)	10,007,332

(4)	Term structure of deposits as of June 30, 2007 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Demand deposits	(Won)	46,357,978	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	46,357,978
Time deposits		22,851,765		13,328,900		24,395,574		5,748,814		3,445,494		69,770,547
Negotiable certificate of deposits		9,105,300		3,039,402		2,991,448		297,637		—		15,433,787

	(Won)	78,315,043	(Won)	16,368,302	(Won)	27,387,022	(Won)	6,046,451	(Won)	3,445,494	(Won)	131,562,312

Term structure of deposits as of December 31, 2006 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Demand deposits	(Won)	50,113,689	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	50,113,689
Time deposits		23,902,305		9,177,733		27,069,659		6,958,151		3,218,678		70,326,526
Negotiable certificate of deposits		5,996,076		2,526,968		1,056,503		154		—		9,579,701

	(Won)	80,012,070	(Won)	11,704,701	(Won)	28,126,162	(Won)	6,958,305	(Won)	3,218,678	(Won)	130,019,916

11.	BORROWINGS:

(1)	Borrowings as of June 30, 2007 and December 31, 2006 consisted of (Unit: In millions):

	2007		2006
Call money	(Won)	1,982,469	(Won)	165,086
Bills sold		353,711		462,479
Bonds sold under repurchase agreements		6,947,319		7,053,755
Borrowings		6,932,083		6,378,858
Debentures		30,714,308		25,140,672
Less: Discount on debentures		(121,447)		(158,166)

	(Won)	46,808,443	(Won)	39,042,684

(2)	Call money as of June 30, 2007 and December 31, 2006 consisted of (Unit: In millions):

Account	Lender	Annual interest rates (%)	2007		2006
Call money in Won	Woori Bank and others	4.15 ~ 4.48	(Won)	1,743,800	(Won)	117,700
Call money in foreign currencies	Bank Mellat Seoul Branch and others	4.00 ~ 8.29		238,669		47,386

			(Won)	1,982,469	(Won)	165,086

(3)	Bills sold and bonds sold under repurchase agreements as of June 30, 2007 and December 31, 2006 consisted of the following (Unit: In millions):

Account	Lender	Annual interest rates (%)	2007		2006
Bills sold	Teller’s Sales	3.09 ~ 5.11	(Won)	353,711	(Won)	462,479
Bonds sold under repurchase agreements	Person, group & corporations	3.40 ~ 5.40		6,947,319		7,053,755

			(Won)	7,301,030	(Won)	7,516,234

(4)	Borrowings as of June 30, 2007 and December 31, 2006 consisted of (Unit: In millions):

Account	Lender	Annual interest rate (%)	2007		2006
Borrowings in Won:
Borrowings from the BOK	BOK	2.75	(Won)	612,777	(Won)	681,965
Borrowings from the Korean government	Ministry of Finance and Economy, and others	0.00 ~ 6.50		633,290		557,789
Borrowings from banking institutions	Industrial Bank of Korea	3.75 ~ 4.25		65,388		76,646
Borrowings from National Housing Fund	National Housing Fund	8.00		836		1,222
Borrowings from non-banking financial institutions	Korea Development Bank	2.00 ~ 4.00		15,653		4,380
Other borrowings	Small Business Corporation and others	1.20 ~ 5.40		1,274,653		1,180,477

				2,602,597		2,502,479

Borrowings in foreign currency:
Due to banks	American Express Bank and others	—		25,592		56,320
Borrowings from banking institutions	DBS Bank Ltd., Singapore and others	0.59 ~ 6.08		3,214,188		2,807,267
Off-shore borrowings in foreign currencies	China Trust Commercial Bank and others	5.22 ~ 5.97		233,024		152,308
Other borrowings from banking institutions	IBRD	5.88		5,448		6,845
Other borrowings in foreign currencies	Financial institution and others	—		851,234		853,639

				4,329,486		3,876,379

			(Won)	6,932,083	(Won)	6,378,858

(5)	Debentures as of June 30, 2007 and December 31, 2006 consisted of (Unit: In millions):

	Annual interest rate (%)	2007		2006
Debentures in Won:
Hybrid debentures	6.00 ~ 7.00	(Won)	903,668	(Won)	903,668
Structured debentures	1.47 ~ 8.62		2,725,222		1,587,701
Subordinated fixed rate debentures in Won	4.19 ~ 15.02		6,449,428		6,670,799
KCC subordinated fixed rate debentures	7.10 ~ 8.00		205,000		205,000
KCC fixed rate debentures	5.54 ~ 5.87		200,000		200,000
Fixed rate debentures	3.18 ~ 6.16		17,571,746		13,198,004

			28,055,064		22,765,172
Gain on valuation of fair value hedged items (current period portion)			(73,534)		(14,544)
Gain on valuation of fair value hedged items (prior year portion)(*)			(51,927)		(40,790)

			27,929,603		22,709,838
Discounts on debentures			(120,295)		(158,575)

			27,809,308		22,551,263

Debentures in foreign currency:
Floating rates debentures	0.80 ~ 6.10		2,315,753		1,964,851
Fixed rates debentures	2.37 ~ 4.63		473,666		475,099

			2,789,419		2,439,950
Loss on valuation of fair value hedged items (current period portion)			4,402		6,493
Gain on valuation of fair value hedged items (prior year portion)			(9,116)		(15,609)

			2,784,705		2,430,834
Premiums on debentures			785		1,771
Discounts on debentures			(1,937)		(1,362)

			2,783,553		2,431,243

		(Won)	30,592,861	(Won)	24,982,506

(*)	The Bank recognized (Won)3,407 million of gain on prior redemption of fair value hedged items for the six months ended June 30, 2007.

(6)	Hybrid debentures and subordinated debentures as of June 30, 2007 and December 31, 2006 were as follows (Unit: In millions):

	Issued date	Expiration date	Annual interest rate (%)	2007		2006
Subordinated fixed rate debentures in Won	Feb-98 ~ May-01	Feb-03 ~ Feb-07	—	(Won)	6,030	(Won)	213,401
	Nov-98	Nov-09	15.02		62,900		76,900
	Nov-00	Nov-10 ~ Dec-10	9.57 ~ 9.65		162,051		162,051
	Jun-01	Mar-08 ~ Mar-09	7.68 ~ 7.86		377,529		377,529
	Aug-01	Aug-07	6.69 ~ 6.73		100,000		100,000
	Sep-01	Mar-08	6.69 ~ 6.73		150,000		150,000
	Mar-02	Jan-08	7.06 ~ 7.10		241,684		241,684
	Jul-02	Jan-08	6.96 ~ 7.00		302,399		302,399
	Sep-02	Mar-08 ~ Mar-13	6.27 ~ 6.70		500,000		500,000
	Nov-02	May-08 ~ May-13	6.07 ~ 6.55		558,775		558,775
	Dec-02	Jan-08	8.00		110,000		110,000
	Dec-02	Jun-08 ~ Dec-14	6.20 ~ 6.65		180,370		180,370
	Jan-03	Feb-08	7.65		50,000		50,000

	Issued date	Expiration date	Annual interest rate (%)	2007		2006
	Mar-03	Apr-08	7.10		45,000		45,000
	Oct-03	Jan-09 ~ Jan-14	5.18 ~ 5.60		449,051		449,051
	Feb-04	Aug-09 ~ Aug-14	5.65 ~ 6.16	(Won)	700,000	(Won)	700,000
	Sep-04	Dec-18	5.12		57,784		57,784
	Dec-04	Jun-10	4.19 ~ 4.20		700,000		700,000
	Mar-06	Jan-12	5.67 ~ 5.70		1,900,855		1,900,855

					6,654,428		6,875,799

Hybrid debentures	Jun-03	Jun-33	6.00		105,145		105,145
	Aug-03	Aug-33	7.00		533,355		533,355
	Oct-03	Oct-33	6.80		265,168		265,168

					903,668		903,668

				(Won)	7,558,096	(Won)	7,779,467

(7)	Call money and borrowings with financial institutions as of June 30, 2007 were as follows (Unit: In millions):

	BOK		Other banks		Others		Total
Call money	(Won)	—	(Won)	1,290,969	(Won)	691,500	(Won)	1,982,469
Borrowings		612,777		4,344,280		66,247		5,023,304

	(Won)	612,777	(Won)	5,635,249	(Won)	757,747	(Won)	7,005,773

Call money and borrowings with financial institutions as of December 31, 2006 were as follows (Unit: In millions):

	BOK		Other banks		Others		Total
Call money	(Won)	—	(Won)	57,386	(Won)	107,700	(Won)	165,086
Borrowings		681,965		3,899,270		58,135		4,639,370

	(Won)	681,965	(Won)	3,956,656	(Won)	165,835	(Won)	4,804,456

(8)	Term structure of borrowings as of June 30, 2007 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Call money	(Won)	1,982,469	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	1,982,469
Bills sold		267,193		75,361		11,157		—		—		353,711
Bonds sold under repurchase agreements		4,218,708		1,033,934		1,694,567		110		—		6,947,319
Borrowings		2,149,924		1,121,360		1,423,634		1,244,633		992,532		6,932,083
Debentures		3,582,269		2,745,819		9,651,772		7,582,719		7,151,729		30,714,308

	(Won)	12,200,563	(Won)	4,976,474	(Won)	12,781,130	(Won)	8,827,462	(Won)	8,144,261	(Won)	46,929,890

Term structure of borrowings as of December 31, 2006 was as follows (Unit: In millions):
	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Call money	(Won)	165,086	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	165,086
Bills sold		311,187		63,269		88,023		—		—		462,479
Bonds sold under repurchase agreements		4,589,657		1,250,944		1,212,944		210		—		7,053,755
Borrowings		2,155,505		1,432,150		694,982		1,225,467		870,754		6,378,858
Debentures		2,246,140		1,169,430		6,309,297		8,729,425		6,686,380		25,140,672

	(Won)	9,467,575	(Won)	3,915,793	(Won)	8,305,246	(Won)	9,955,102	(Won)	7,557,134	(Won)	39,200,850

12.	OTHER LIABILITIES:

Other liabilities as of June 30, 2007 and December 31, 2006 consisted of (Unit: In millions):

	2007		2006
Accounts payable	(Won)	3,766,166	(Won)	2,357,841
Accrued expenses		4,585,707		3,876,420
Unearned revenues		97,169		87,556
Withholding taxes		71,656		114,630
Guarantees deposits received		85,040		99,325
Accounts for agency business		95,198		151,479
Domestic exchange settlement credits		88,916		141,042
Foreign currency bills payable		100,032		54,515
Agency		202,675		171,024
Derivatives liabilities (Note 19)		977,928		1,148,033
Due to trust accounts (Note 27)		1,737,606		1,281,185
Accrued severance benefits (Note 13)		603,823		536,347
Less: Severance insurance deposits		(337,667)		(334,979)
Allowance for possible losses on acceptances and guarantees (Note 14)		23,554		18,772
Other allowances (Note 15)		733,115		776,661
Sundry liabilities (Note 16)		914,221		609,073

	(Won)	13,745,139	(Won)	11,088,924

13.	ACCRUED SEVERANCE BENEFITS:

The changes in accrued severance benefits for the six months ended June 30, 2007 were as follows (Unit: In millions):

	Beginning		Provision		Payment		Other changes(*)		Ending
Accrued severance benefits	(Won)	536,347	(Won)	83,003	(Won)	15,521	(Won)	(6)	(Won)	603,823
Severance insurance deposits		(334,979)		(6,698)		(4,010)		—		(337,667)

	(Won)	201,368	(Won)	76,305	(Won)	11,511	(Won)	(6)	(Won)	266,156

The changes in accrued severance benefits for the year ended December 31, 2006 were as follows (Unit: In millions):
	Beginning		Provision		Payment		Other changes(*)		Ending
Accrued severance benefits	(Won)	387,491	(Won)	165,533	(Won)	16,664	(Won)	(13)	(Won)	536,347
Severance insurance deposits		(236,529)		(100,218)		(1,768)		—		(334,979)

	(Won)	150,962	(Won)	65,315	(Won)	14,896	(Won)	(13)	(Won)	201,368

(*)	Loss (gain) on foreign currency translation of the accrued severance benefit of the Tokyo branch office.

As of June 30, 2007, part of severance benefits was contributed to pension funds of Kyobo Life Insurance Co., Ltd. and others in which the beneficiary is a respective employee.

14.	ACCEPTANCES AND GUARANTEES AND ALLOWANCES FOR POSSIBLE LOSSES:

(1)	Acceptances and guarantees as of June 30, 2007 and December 31, 2006 were as follows (Unit: In millions):

Types	2007		2006
Confirmed acceptances and guarantees in Won:
Payment guarantee for issuance of debentures	(Won)	1,383	(Won)	1,150
Payment guarantee for loans		43,878		53,237
Others		1,700,526		894,893

		1,745,787		949,280

Confirmed acceptances and guarantees in foreign currencies:
Acceptances on letters of credit		103,633		93,017
Acceptances for letters of guarantee for importers		51,291		56,089
Guarantees for performance of contracts		91,508		76,385
Guarantees for bids		2,209		4,082
Guarantees for borrowings		33,341		36,128
Guarantees for repayment of advances		1,272,735		1,101,403
Others		723,455		387,923

		2,278,172		1,755,027

		4,023,959		2,704,307

Unconfirmed acceptances and guarantees:
Letters of credit		1,743,332		1,266,858
Others		1,113,125		1,037,576

		2,856,457		2,304,434

Bills endorsed		3,522		4,540

	(Won)	6,883,938	(Won)	5,013,281

(2)	Acceptances and guarantees, by customer, as of June 30, 2007 were as follows (Unit: In millions):

By customer	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Large corporations	(Won)	3,063,430	(Won)	1,889,771	(Won)	—	(Won)	4,953,201	71.95
Small and medium corporations		856,605		933,514		3,491		1,793,610	26.06
Public sector and others		103,924		33,172		31		137,127	1.99

	(Won)	4,023,959	(Won)	2,856,457	(Won)	3,522	(Won)	6,883,938	100.00

Acceptances and guarantees, by customer, as of December 31, 2006 were as follows (Unit: In millions):

By customer	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Large corporations	(Won)	1,841,739	(Won)	1,586,005	(Won)	1,213	(Won)	3,428,957	68.40
Small and medium corporations		522,820		676,432		3,247		1,202,499	23.99
Public sector and others		339,748		41,997		80		381,825	7.61

	(Won)	2,704,307	(Won)	2,304,434	(Won)	4,540	(Won)	5,013,281	100.00

(3)	Acceptances and guarantees, by industry, as of June 30, 2007 were as follows (Unit: In millions):

By industry	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Public sector	(Won)	362	(Won)	98,056	(Won)	—	(Won)	98,418	1.42
Finance		685,517		50,770		—		736,287	10.70
Service		518,823		63,921		—		582,744	8.47
Manufacturing		1,981,150		2,067,137		2,061		4,050,348	58.84
Others		838,107		576,573		1,461		1,416,141	20.57

	(Won)	4,023,959	(Won)	2,856,457	(Won)	3,522	(Won)	6,883,938	100.00

Acceptances and guarantees, by industry, as of December 31, 2006 were as follows (Unit: In millions):

By industry	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Public sector	(Won)	68	(Won)	78,563	(Won)	—	(Won)	78,631	1.57
Finance		343,714		—		—		343,714	6.86
Service		393,552		39,330		—		432,882	8.63
Manufacturing		1,593,449		1,723,450		2,623		3,319,522	66.21
Others		373,524		463,091		1,917		838,532	16.73

	(Won)	2,704,307	(Won)	2,304,434	(Won)	4,540	(Won)	5,013,281	100.00

(4)	Acceptances and guarantees, by country, as of June 30, 2007 were as follows (Unit: In millions):

By country	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Korea	(Won)	3,527,908	(Won)	2,856,457	(Won)	3,522	(Won)	6,387,887	92.79
Others		496,051		—		—		496,051	7.21

	(Won)	4,023,959	(Won)	2,856,457	(Won)	3,522	(Won)	6,883,938	100.00

Acceptances and guarantees, by country, as of December 31, 2006 were as follows (Unit: In millions):

By country	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Korea	(Won)	2,453,216	(Won)	2,304,434	(Won)	4,540	(Won)	4,762,190	94.99
Others		251,091		—		—		251,091	5.01

	(Won)	2,704,307	(Won)	2,304,434	(Won)	4,540	(Won)	5,013,281	100.00

(5)	Allowance for possible losses on acceptances and guarantees and others as of June 30, 2007 was as follows (Unit: In millions):

	Confirmed acceptances and guarantees				Unconfirmed acceptances
	Won		Foreign currencies		and guarantees		Bills endorsed		Total
Normal	(Won)	1,737,727	(Won)	2,274,180	(Won)	2,842,386	(Won)	3,405	(Won)	6,857,698
Precautionary		5,222		3,792		10,496		117		19,627
Substandard		2,832		181		2,028		—		5,041
Doubtful		—		—		470		—		470
Estimated loss		6		19		1,077		—		1,102

		1,745,787		2,278,172		2,856,457		3,522		6,883,938
Allowance for possible losses		9,200		7,565		6,757		32		23,554

Ratio (%)		0.53		0.33		0.24		0.91		0.34

Allowance for possible losses on acceptances and guarantees and others as of December 31, 2006 were as follows (Unit: In millions):

	Confirmed acceptances and guarantees				Unconfirmed acceptances		Bills endorsed		Total
	Won		Foreign currencies		and guarantees
Normal	(Won)	946,453	(Won)	1,746,240	(Won)	2,283,303	(Won)	4,295	(Won)	4,980,291
Precautionary		2,446		3,186		7,490		—		13,122
Substandard		30		5,586		7,244		40		12,900
Doubtful		350		—		434		205		989
Estimated loss		1		15		5,963		—		5,979

		949,280		1,755,027		2,304,434		4,540		5,013,281
Allowance for possible losses		3,650		7,613		7,268		241		18,772

Ratio (%)		0.38		0.43		0.32		5.31		0.37

(6)	The percentage of allowance for possible losses on acceptances and guarantees and others as of June 30, 2007 and December 31, 2006, 2005 and 2004 was as follows (Unit: In millions):

	Guarantees and acceptances and others		Allowance		Percentage (%)
June 30, 2007 (*)	(Won)	6,883,938	(Won)	23,554	0.34
December 31, 2006 (*)		5,013,281		18,772	0.37
December 31, 2005 (*)		3,772,662		10,141	0.27
December 31, 2004		975,788		1,150	0.12

(*)	Pursuant to the amended Supervisory Regulation of Banking Business, the Bank has extended the scope of allowance for possible losses since 2005. Furthermore, the minimum rate of loss provision increased for confirmed acceptances and guarantees and others classified as normal and precautionary as of December 31, 2006.

15.	OTHER ALLOWANCES:

Other allowances as of June 30, 2007 and December 31, 2006 consisted of (Unit: In millions):

	2007		2006
Loss on branch closure	(Won)	147	(Won)	140
Mileage rewards		100,345		89,025
KAMCO loans sold (Note 19)		—		252
Credit commitments to SPC (Note 19)		3,645		3,602
KP Chemical loans sold and others		577		4,605
Dormant accounts		26,428		27,689
Unused credit limit		527,396		566,655
Others		74,577		84,693

	(Won)	733,115	(Won)	776,661

The unused credit limit for other allowances amounts to (Won) 74,997,456 million and (Won) 76,832,125 million as of June 30, 2007 and December 31, 2006, respectively.

16.	SUNDRY LIABILITIES:

Sundry liabilities as of June 30, 2007 and December 31, 2006 consisted of (Unit: In millions):

	2007		2006
Suspense payable	(Won)	94,198	(Won)	190,575
Borrowings for others’ business		79,208		94,769
Prepaid card and debit card liabilities		41,065		20,947
Subscription deposits		118,617		71,665
Income tax payable		580,079		230,184
Others		1,054		933

	(Won)	914,221	(Won)	609,073

17.	SHAREHOLDERS’ EQUITY:

(1)	Capital stock

As of June 30, 2007 and December 31, 2006, the Bank has 1 billion common shares authorized with a par value per share of (Won)5,000 and 336,379,116 shares((Won) 1,681,896 million) issued. The Bank’s major shareholders were Euro-Pacific Growth Fund (18,377,910 shares, 5.46 percent) and ING Bank N.V. Amsterdam (13,650,001 shares, 4.06 percent) as of June 30, 2007.

As a result of the legal consolidation with H&CB, the registered shareholders of both the Bank and H&CB, as of October 31, 2001, received 179,775,233 shares and 119,922,229 shares, respectively. The new shares were distributed based on an exchange ratio of one new Bank share each for 1.688346 old Bank shares and one new Bank share for one H&CB share. The new shares were listed on the Korea Stock Exchange on November 9, 2001. Furthermore, as a result of the merger with Kookmin Credit Co., Ltd., the Bank issued 8,120,431 shares.

Under the General Banking Act, if a single entity, other than the government or a foreign investor, owns more than 4 percent of total outstanding voting shares, that entity’s voting rights are limited to 4 percent shareholding.

(2)	Capital surplus

The capital surplus as of June 30, 2007 and December 31, 2006 were as follows (Unit: In millions):

	2007		2006
Paid-in-capital in excess of par value	(Won)	5,655,840	(Won)	5,655,840
Gain on business combination		397,669		397,669
Revaluation increment		177,229		177,229
Gain on disposal of treasury stock		27,559		27,559

	(Won)	6,258,297	(Won)	6,258,297

The gain on business combination was due to the difference between the business combination consideration and the net asset value acquired from the merger with KLB on December 31, 1998.

(3)	Retained earnings

1)	The detailed summary of the appropriations of retained earnings as a result of the resolution at the general shareholders’ meeting on March 23, 2007 is as follows (Unit: In millions):

	2006
Retained earnings before appropriations:
Retained earnings carried forward from prior years	(Won)	59
Effect on valuation of securities using the equity method		(1,582)
Net income		2,472,111

		2,470,588

Appropriations:
Legal reserve		247,300
Other reserve		509
Voluntary reserve		994,900
Dividend		1,227,784

		2,470,493

Unappropriated retained earnings to be carried forward to subsequent years	(Won)	95

2)	Legal reserve

The Korean Banking Law Act 40 requires banks to appropriate at least 10 percent of net income to legal reserve until such reserve equals 100 percent of its paid-in capital. This reserve is not available for cash dividends and can only be transferred to capital or can be used to reduce deficit. The Tokyo branch appropriate 10 percent at most of net income after income tax to legal reserve in accordance with the Japanese Banking Law.

3)	Voluntary reserve

In 2002, the Finance Supervisory Service recommended banks to appropriate at least 10 percent of net income after deducting loss carried forward to reserve for financial structure improvement until simple capital ratio equals 5.5 percent. This reserve can only be used to reduce deficit or be transferred to capital.

(4)	Accumulated other comprehensive income

The changes in accumulated other comprehensive income (loss) for the six months ended June 30, 2007 and for the year ended December 31, 2006 are as follows (Unit: In millions):

	2007
	Beginning balance		Changes		Disposal or realization		Ending balance
Gain on valuation of available-for-sale securities	(Won)	883,556	(Won)	56,786	(Won)	(538,409)	(Won)	401,933
Gain on valuation of held-to-maturity securities		98		—		(38)		60
Change due to the equity method		15,888		(5,656)		27		10,259

	(Won)	899,542	(Won)	51,130	(Won)	(538,420)	(Won)	412,252

	2006
	Beginning balance		Changes		Disposal or realization		Ending balance
Gain on valuation of available-for-sale securities	(Won)	511,368	(Won)	477,839	(Won)	(105,651)	(Won)	883,556
Gain on valuation of held-to-maturity securities		426		—		(328)		98
Change due to the equity method		948		15,522		(582)		15,888

	(Won)	512,742	(Won)	493,361	(Won)	(106,561)	(Won)	899,542

18.	SHARE-BASED PAYMENT:

(1)	The Bank granted stock options to employees and executives including the president several times. When the stock options are exercised, the Bank has the option to settle either through issuance of new shares or treasury stock, or through payment of cash equivalent to the difference between the market price and the exercise price. In accordance with the resolution of the Board of Directors on August 23, 2005, the Bank has changed the settlement method from issuance of treasury stock to payment of cash equivalent to the difference between the market price and the exercise price only after the remaining treasury stock is issued. Accordingly, the compensation cost of stock options granted before and after the effective date of SKAS No. 22 (Share-based Payment) was measured using the intrinsic value method in accordance with the Interpretations on Financial Accounting Standards 39-35 “Accounting for Stock Options,” and the fair value method, respectively. The details of the stock options as of June 30, 2007 were as follows:

	Grant date	Exercise period (year)	Granted shares	Grant conditions
Series 2	01.03.15	8	214,975	Offer service: 1 year
Series 6	01.03.24	6	111,000	Offer service: 3 years
Series 7	01.11.16	8	850,000	Offer service: 3 years
Series 8-1 (*2)	02.03.22	8	132,000	Offer service: 1 year, 3 years
Series 8-2 (*3)	02.03.22	8	490,000	Offer service: 1 year, 3 years
Series 9 (*3)	02.07.26	8	30,000	Offer service: 3 years
Series 10-1 (*2)	03.03.21	8	140,000	Offer service: 3 years
Series 10-2 (*3)	03.03.21	8	180,000	Offer service: 3 years
Series 11 (*3)	03.08.27	8	30,000	Offer service: 3 years
Series 12 (*3)	04.02.09	8	85,000	Offer service: 1 year
Series 13-1 (*2)	04.03.23	8	20,000	Offer service: 1 year
Series 13-2(*3)	04.03.23	8	10,000	Offer service: 1 year
Series 14 (*2,*3)	04.11.01	8	700,000	Offer service: 3 years Targets to achieve (*5)
Series 15-1 (*2)	05.03.18	8	165,000	Offer service: 3 years
Series 15-2 (*3)	05.03.18	8	765,000	Offer service: 3 years
Series 16 (*3)	05.04.27	8	15,000	Offer service: 3 years
Series 17 (*3)	05.07.22	8	30,000	Offer service: 3 years
Series 18 (*3)	05.08.23	8	15,000	Offer service: 3 years
Series 19 (*1)	06.03.24	8	940,000	Offer service: 1 year, 2 years, 3 years
Series 20 (*1)	06.04.28	8	30,000	Offer service: 3 years
Series 21 (*1)	06.10.27	8	20,000	Offer service: 2 years
Series 22 (*1)	07.02.08	8	885,000	Offer service: 1 year, 3 years
Series 23 (*1)	07.03.23	8	30,000	Offer service: 3 years
Series Kookmin Credit Card -1 (*4)	01.03.22	10	22,146	Offer service: 1 year
Series Kookmin Credit Card -2 (*2,*4)	02.03.29	9	9,990	Offer service: 2 years

			5,920,111

(*1)	The exercise price is adjusted by the rate of increase in the market value of the major competitors’ stock as of balance sheet dates.
(*2)	The exercise price is adjusted by the rate of increase in the average stock price index of the banking industry as of balance sheet dates.
(*3)	As the actual number of exercisable granted shares is determined in accordance with the management performance for the contract period of service, the number of granted shares used for the calculation of compensation cost is computed based on the assumption that the performance result falls into the highest level in the bracket.
(*4)	The Bank took over the stock options granted by Kookmin Credit Card Co., Ltd. of which the exercise price and number of shares were adjusted in proportion to the merger ratio.
(*5)	300,000 shares are vested when target ROE is accomplished; 200,000 shares vested when target BIS ratio is achieved; 200,000 shares vested when target return on shareholders’ equity is met.

(2)	The changes in granted shares and the weighted average exercise price for the six months ended June 30, 2007 are follows (Unit: In Won and shares):

	Granted shares					Exercise price		Remaining period to maturity (year)
	Beginning	Granted	Exercised	Expired	Ending
Series 2	88,107	—	14,831	—	73,276	(Won)	28,027	1.71
Series 6	8,633	—	8,633	—	—		25,100	—
Series 7	150,000	—	50,000	—	100,000		51,200	2.38
Series 8-1	28,863	—	600	—	28,263		57,100	2.73
Series 8-2	263,565	—	43,712	—	219,853		57,100	2.73
Series 9	23,899	—	—	—	23,899		58,800	3.07
Series 10-1	43,414	—	3,351	—	40,063		47,360	3.73
Series 10-2	70,993	—	—	—	70,993		35,500	3.73
Series 11	5,091	—	—	—	5,091		40,500	4.16
Series 12	75,539	—	15,452	—	60,087		46,100	4.62
Series 13-1	20,000	—	—	—	20,000		48,500	4.73
Series 13-2	10,000	—	10,000	—	—		47,200	—
Series 14	700,000	—	—	—	700,000		53,400	5.35
Series 15-1	135,259	—	—	9,897	125,362		61,907	5.72
Series 15-2	580,069	—	—	61,875	518,194		46,800	5.72
Series 16	15,000	—	—	6,173	8,827		45,700	5.83
Series 17	30,000	—	—	—	30,000		49,200	6.07
Series 18	15,000	—	—	7,788	7,212		53,000	6.15
Series 19	940,000	—	—	10,000	930,000		84,802	6.74
Series 20	30,000	—	—	—	30,000		88,600	6.83
Series 21	20,000	—	—	—	20,000		82,600	7.33
Series 22	—	885,000	—	—	885,000		78,700	8.00
Series 23	—	30,000	—	—	30,000		84,500	7.73
Series Kookmin Credit Card -1	22,146	—	—	—	22,146		71,538	3.73
Series Kookmin Credit Card -2	9,990	—	—	—	9,990		129,100	3.75

	3,285,568	915,000	146,579	95,733	3,958,256	(Won)	65,938	5.89

The weighted average stock price of the stock option exercised for the six months ended June 30, 2007 is (Won)83,958.

The changes in granted shares and the weighted average exercise price for the year ended December 31, 2006 are follows (Unit: In Won and shares):

	Granted shares					Exercise price		Remaining period to maturity(year)
	Beginning	Granted	Exercised	Expired	Ending
Series 2	133,695	—	45,588	—	88,107	(Won)	28,027	2.21
Series 4	60,754	—	60,754	—	—		27,600	—
Series 6	36,726	—	28,093	—	8,633		25,100	0.23
Series 7	650,000	—	500,000	—	150,000		51,200	2.88
Series 8-1	42,047	—	13,184	—	28,863		57,100	3.22
Series 8-2	276,904	—	13,339	—	263,565		57,100	3.22
Series 9	23,899	—	—	—	23,899		58,800	3.57
Series 10-1	63,443	—	20,029	—	43,414		46,962	4.22
Series 10-2	89,560	—	17,910	657	70,993		35,500	4.22
Series 11	5,091	—	—	—	5,091		40,500	4.66
Series 12	75,539	—	—	—	75,539		46,100	5.11
Series 13-1	20,000	—	—	—	20,000		48,650	5.23
Series 13-2	10,000	—	—	—	10,000		47,200	5.23
Series 14	700,000	—	—	—	700,000		51,000	5.84
Series 15-1	165,000	—	—	29,741	135,259		59,288	6.22
Series 15-2	765,000	—	—	184,931	580,069		46,800	6.22
Series 16	15,000	—	—	—	15,000		45,700	6.33
Series 17	30,000	—	—	—	30,000		49,200	6.56
Series 18	15,000	—	—	—	15,000		53,000	6.65
Series 19	—	940,000	—	—	940,000		80,900	7.23
Series 20	—	30,000	—	—	30,000		84,600	7.33
Series 21	—	20,000	—	—	20,000		79,000	7.83
Series Kookmin Credit Card -1	22,146	—	—	—	22,146		71,538	4.22
Series Kookmin Credit Card -2	9,990	—	—	—	9,990		129,100	4.24

	3,209,794	990,000	698,897	215,329	3,285,568	(Won)	65,986	5.77

The weighted average stock price of the stock option exercised for the year ended December 31, 2006 is (Won)70,844.

(3)	Series 22 and Series 23 are measured at fair value based on the Black-Scholes Model, and the factors used in determining the fair value are as follows (Unit: In Won):

Series	Stock price		Exercise price		Expected stock price volatility (%)	Maturity (Years)	Expected dividend		Risk free rate (%)	Fair value
Series 22-1 (Director)	(Won)	84,500	(Won)	78,700	24.39	4.27	(Won)	7,548	4.09	(Won)	20,282
Series 22-2 (Employee)		84,500		78,700	29.78	5.26		9,123	4.10		25,094
Series 23		84,500		84,500	26.12	4.39		7,738	4.09		19,144

The expected weighted average exercise period was separately estimated for directors and employees in order to reflect the possibility of an early exercise. The historical stock price volatility during the respective expected exercise period was applied to the calculation of the expected stock price volatility and estimated based on the cross volatility of the stock price between the Bank and its competitors in order to adjust the exercise price in proportion to the change of the market value of the competitors.

(4)	As of June 30, 2007 and December 31, 2006, the accrued expenses under the share-based payment amount to (Won) 64,905 million and (Won) 42,754 million, respectively, and the intrinsic value of the vested share option amount to (Won) 31,262 million and (Won) 21,694 million, respectively. The compensation cost recorded as selling and administration expense amounts to (Won) 27,409 million and (Won) 11,182 million for the six months ended June 30, 2007 and 2006, respectively.

19.	CONTINGENCIES AND COMMITMENTS:

(1)	The Bank holds written-off loans, of which the claim for borrowers and guarantors have not been terminated , amounting to (Won)12,045,714 million and (Won)12,005,064 million as of June 30, 2007 and December 31, 2006, respectively.

(2)	As of June 30, 2007, the Bank has reversed allowances of (Won)87 million, for losses in relation to the possible future repurchase of loans, which the Bank sold to Korea Asset Management Corporation (“KAMCO”). As of December 31, 2006, the Bank has provided allowances of (Won)252 million, for losses in relation to the possible future repurchase of loans, which the Bank sold to Korea Asset Management Corporation (“KAMCO”) for (Won)666 million.

(3)	As of June 30, 2007 and December 31, 2006, the Bank recorded receivables amounting to (Won)3,286,361 million and (Won)1,900,684 million, respectively, and payables amounting to (Won)3,286,317 million and (Won)1,900,506 million, respectively, for unsettled foreign currency spot transactions, respectively.

(4)	As of June 30, 2007 and December 31, 2006, the Bank has entered into commitments to provide credit line of (Won)581,500 million and (Won)1,158,800 million, respectively, and to purchase commercial papers amounting to (Won)790,400 million and (Won)1,224,200 million, respectively, with several special purpose companies. As of June 30, 2007 and December 31, 2006, under these commitments, the Bank extended loans of (Won)9,906 million and (Won)12,497 million, respectively, to the companies and recognized (Won)3,645 million and (Won)3,602 million, respectively, of expected loss as other allowance. The Bank has no balance of commitment to purchase commercial papers.

(5)	The Bank entered into the business cooperation agreements with Citibank and Nonghyup regarding the credit card business. Accordingly, the Bank shares the related revenue from such business operation.

(6)	The Bank has filed 95 lawsuits involving aggregate claims of (Won)263,114 million and faces 149 lawsuits involving aggregate damages of (Won)525,633 million, which arose in the normal course of the business and are still pending as of June 30, 2007. The management believes that the ultimate liability, if any, will not materially affect the Bank’s financial position. Korea Lottery Service Inc. filed a lawsuit against the Bank with aggregate damages of (Won) 465,434 million (2 lawsuits) regarding commitment fee in relation to the lottery fund; however, the management believes that the lawsuit will not affect the financial position of the Bank as it is related to a lottery fund.

(7)	The face value of the consumer investment securities amounts to (Won)521,259 million and (Won)217,754 million as of June 30, 2007 and December 31, 2006, respectively.

(8)	The Bank has been assessed on income tax and others of (Won)438,975 million as a consequence of the regular tax audit performed by the Seoul Regional Tax Office from February 7, 2007 to April 19, 2007. The Bank is planning to appeal the above assessment through proper legal procedures.

(9)	Derivatives

The notional amounts outstanding for derivative contracts as of June 30, 2007 and December 31, 2006 were as follows (Unit: In millions):

	2007						2006
Type	Trading		Hedge		Total		Trading		Hedge		Total
Interest rate:
Interest rate forwards	(Won)	278,040	(Won)	—	(Won)	278,040	(Won)	92,960	(Won)	—	(Won)	92,960
Interest rate futures		3,375,910		—		3,375,910		1,470,054		—		1,470,054
Interest rate swaps		49,053,304		4,817,888		53,871,192		42,563,389		3,718,967		46,282,356
Interest rate options purchased		110,000		—		110,000		110,000		—		110,000
Interest rate options sold		108,000		—		108,000		300,000		—		300,000

		52,925,254		4,817,888		57,743,142		44,536,403		3,718,967		48,255,370

Currency:
Currency forwards		75,707,988		—		75,707,988		80,949,167		—		80,949,167
Currency futures		4,689,762		—		4,689,762		3,237,813		—		3,237,813
Currency swaps		9,795,370		—		9,795,370		7,888,681		—		7,888,681
Currency options purchased		1,783,898		—		1,783,898		518,421		—		518,421
Currency options sold		1,329,587		—		1,329,587		348,144		—		348,144

		93,306,605		—		93,306,605		92,942,226		—		92,942,226

Stock:
Stock index futures		200,142		—		200,142		187,454		—		187,454
Stock options purchased		743,221		—		743,221		723,790		—		723,790
Stock options sold		1,046,466		—		1,046,466		987,929		—		987,929
Stock swaps		—		—		—		8,008		—		8,008

		1,989,829		—		1,989,829		1,907,181		—		1,907,181

Other:
Gold index options purchased		6,479		—		6,479		—		—		—
Gold index options sold		6,479		—		6,479		—		—		—
Merchandise forwards		43,856		—		43,856		—		—		—
Other derivatives		60,000		—		60,000		—		—		—

		116,814		—		116,814		—		—		—

	(Won)	148,338,502	(Won)	4,817,888	(Won)	153,156,390	(Won)	139,385,810	(Won)	3,718,967	(Won)	143,104,777

(*)	For transaction between Won and foreign currencies, unsettled amount of transaction is presented using the basic foreign exchange rate based on the contract amount in foreign currencies. For transaction between foreign currencies and foreign currencies, unsettled amount is presented using the basic foreign exchange rate based on foreign currencies purchased at balance sheet dates.

The details of derivatives as of June 30, 2007 and the valuation of derivatives for the six months ended June 30, 2007 were as follows (Unit: In millions):

	Gain on valuation (P/L)						Loss on valuation (P/L)						Gain (loss) on valuation (B/S)
Type	Trading		Hedge		Total		Trading		Hedge		Total		Assets		Liabilities
Interest rate:
Interest rate forwards	(Won)	—	(Won)	—	(Won)	—	(Won)	4	(Won)	—	(Won)	4	(Won)	—	(Won)	—
Interest rate swaps		180,271		20,364		200,635		175,218		91,160		266,378		278,068		353,637
Interest rate options purchased		176		—		176		643		—		643		1,772		—
Interest rate options sold		58		—		58		152		—		152		—		463

		180,505		20,364		200,869		176,017		91,160		267,177		279,840		354,104

Currency:
Currency forwards	(Won)	299,128	(Won)	—	(Won)	299,128	(Won)	209,711	(Won)	—	(Won)	209,711	(Won)	382,051	(Won)	346,443
Currency swaps		33,531		—		33,531		35,581		—		35,581		342,711		167,398
Currency options purchased		4,405		—		4,405		8,393		—		8,393		2,397		16,737
Currency options sold		8,480		—		8,480		492		—		492		3,675		6,047

		345,544		—		345,544		254,177		—		254,177		730,834		536,625

Stock:
Stock options purchased		25,875		—		25,875		42,571		—		42,571		101,806		—
Stock options sold		3,941		—		3,941		41,168		—		41,168		—		85,213

		29,816		—		29,816		83,739		—		83,739		101,806		85,213

Other:
Gold index options purchased		—		—		—		108		—		108		110		—
Gold index options sold		126		—		126		—		—		—		—		121
Merchandise forwards		824		—		824		775		—		775		824		775
Other derivatives		1,400		—		1,400		1,090		—		1,090		1,401		1,090

		2,350		—		2,350		1,973		—		1,973		2,335		1,986

	(Won)	558,215	(Won)	20,364	(Won)	578,579	(Won)	515,906	(Won)	91,160	(Won)	607,066	(Won)	1,114,815	(Won)	977,928

The details of financial derivatives as of December 31, 2006 and the valuation of financial derivatives for the six months ended June 30, 2006 were as follows (Unit: In millions):
	Gain on valuation (P/L)						Loss on valuation (P/L)						Gain (loss) on valuation (B/S)
Type	Trading		Hedge		Total		Trading		Hedge		Total		Assets		Liabilities
Interest rate:
Interest rate forwards	(Won)	15	(Won)	—	(Won)	15	(Won)	22	(Won)	—	(Won)	22	(Won)	9	(Won)	—
Interest rate swaps		115,930		25,429		141,359		136,395		18,347		154,742		174,514		217,850
Interest rate options purchased		1,056		—		1,056		811		—		811		2,261		—
Interest rate options sold		1,075		—		1,075		261		—		261		—		675

		118,076		25,429		143,505		137,489		18,347		155,836		176,784		218,525

Currency:
Currency forwards		616,789		—		616,789		669,831		—		669,831		537,474		667,386
Currency swaps		168,769		—		168,769		104,689		—		104,689		427,425		210,503
Currency options purchased		1,357		—		1,357		178		—		178		1,912		3,882
Currency options sold		44		—		44		237		—		237		357		1,806

		786,959		—		786,959		774,935		—		774,935		967,168		883,577

Stock:
Stock options purchased		25,324		—		25,324		6,605		—		6,605		116,784		—
Stock options sold		10,823		—		10,823		2,908		—		2,908		—		45,919
Stock swaps		3,623		—		3,623		3,520		—		3,520		12		12

		39,770		—		39,770		13,033		—		13,033		116,796		45,931
Other:
Other derivatives		—		—		—		3		—		3		—		—

	(Won)	944,805	(Won)	25,429	(Won)	970,234	(Won)	925,460	(Won)	18,347	(Won)	943,807	(Won)	1,260,748	(Won)	1,148,033

The Bank uses various derivative instruments for its trading activities, including interest rate and foreign exchange swaps, futures, forwards and options, to manage the interest rate characteristics of certain assets or liabilities and to economically hedge against the effects of fluctuations in interest rates or foreign exchange rates.

The Bank holds derivative instruments accounted for as fair value hedges applied to debentures, subordinated bonds, structured bonds and structured deposits. The Bank recognized (Won)91,160 million and (Won)18,347 million of gains and (Won)20,364 million and (Won)25,429 million of losses on valuation of fair value hedged items for the six months ended June 30, 2007 and 2006, respectively. In addition, the interest rate swap covers the fair value changes of the hedged items resulted from the fluctuation in interest rate and foreign exchange rate.

(10)	The Bank purchased synthetic Collateralized Default Obligation (CDO) with embedded Credit Default Swap (CDS) for the purpose of earning income such as commission income as of June 30, 2007. The details are as follows (Unit: In USD thousands):

Date of contract	Date of maturity	Amount	Reference entity
2006.8.24	2013.12.20	10,000	116 Global Bonds

The Bank could receive less than par and incur loss in relation to the sale of the CDO in case of credit events such as the default of the reference entity.

20.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES:

Significant assets and liabilities denominated in foreign currencies as of June 30, 2007 and December 31, 2006 were as follows:

	2007				2006
	USD equivalent (In thousands)		KRW equivalent (In millions)		USD equivalent (In thousands)		KRW equivalent (In millions)
Assets:
Foreign currencies	US$	197,485	(Won)	183,030	US$	162,872	(Won)	151,406
Due from banks in foreign currencies		316,124		292,983		517,050		480,649
Securities in foreign currencies		1,050,233		973,360		891,936		829,144
Loans in foreign currencies (*)		8,785,661		8,142,551		7,811,759		7,261,811
Bills bought in foreign currencies		1,519,070		1,407,875		1,366,517		1,270,314
Call loans in foreign currencies		189,900		175,999		195,685		181,909
Liabilities:
Deposits in foreign currencies	US$	1,933,842	(Won)	1,792,285	US$	1,535,668	(Won)	1,427,557
Borrowings in foreign currencies		4,671,435		4,329,486		4,169,943		3,876,379
Call money in foreign currencies		257,520		238,669		50,975		47,386
Debentures in foreign currencies		3,004,645		2,784,705		2,614,924		2,430,834
Foreign currency bills payable		107,932		100,032		58,643		54,515

(*)	Domestic import usance bill included.

Foreign currencies other than U.S. dollars were translated into U.S. dollars at the basic rates of exchange at balance sheet dates.

21.	INTEREST REVENUE AND EXPENSES:

The average balance of the interest bearing assets and liabilities, and the related interest revenue and expenses as of and for the six months ended June 30, 2007 and 2006 were as follows (Unit: In millions):

	2007					2006
	Average balance		Interest revenue/expense		Interest rate (%)	Average balance		Interest revenue/expense		Interest rate (%)
Interest revenue
Due from banks(*)	(Won)	434,449	(Won)	8,482	3.94	(Won)	860,552	(Won)	17,171	4.02
Securities		27,890,301		677,298	4.90		27,911,833		652,207	4.71
Loans		155,784,501		5,763,172	7.46		139,002,551		5,125,798	7.44

	(Won)	184,109,251	(Won)	6,448,952	7.06	(Won)	167,774,936	(Won)	5,795,176	6.97

Interest expense
Deposits	(Won)	128,874,388	(Won)	1,924,147	3.01	(Won)	123,232,302	(Won)	1,602,371	2.62
Borrowings		43,390,533		1,101,816	5.12		35,025,103		801,238	4.61

	(Won)	172,264,921	(Won)	3,025,963	3.54	(Won)	158,257,405	(Won)	2,403,609	3.06

(*)	Excluding the average balance of reserve deposits with BOK

22.	GENERAL AND ADMINISTRATIVE EXPENSES:

(1)	General and administrative expenses for the six months ended June 30, 2007 and 2006 were as follows (Unit: In millions):

	2007		2006
Salaries	(Won)	793,916	(Won)	763,829
Provision for severance benefits		83,003		71,372
Severance benefits for voluntary resignation		—		2,024
Other employee benefits		297,501		268,081
Rent expenses		51,851		43,257
Depreciation		133,575		93,336
Amortization		53,199		44,263
Taxes and dues		70,538		63,572
Advertising		43,508		35,646
Development expenses		75,089		67,690
Others		180,451		151,400

	(Won)	1,782,631	(Won)	1,604,470

(2)	Other general and administrative expenses for the six months ended June 30, 2007 and 2006 were as follows (Unit: In millions):

	2007		2006
Communication	(Won)	23,472	(Won)	20,345
Electricity and utilities		8,244		7,946
Publication		11,510		10,410
Repairs maintenance		7,760		6,191
Vehicle		13,971		13,793
Travel		2,444		1,983
Training		18,113		10,674
Service fees		40,679		36,148
Others		54,258		43,910

	(Won)	180,451	(Won)	151,400

23.	NON-OPERATING REVENUE AND EXPENSES:

Non-operating revenue and expenses for the six months ended June 30, 2007 and 2006 consisted of (In millions):

	2007		2006
Non-operating revenue:
Gain on valuation of securities accounted for using the equity method	(Won)	56,930	(Won)	51,053
Gain on disposal of tangible assets		281		223
Reversal of tangible assets impairment loss		—		1,045
Rental income		1,603		1,595
Others		69,805		95,779

	(Won)	128,619	(Won)	149,695

Non-operating expenses:
Loss on valuation of securities accounted for using the equity method	(Won)	387	(Won)	1,856
Loss on disposal of securities accounted for using the equity method		571		—
Loss on disposal of tangible assets		714		550
Impairment loss on tangible assets		448		5,401
Others		538,996		59,074

	(Won)	541,116	(Won)	66,881

24.	INCOME TAX EXPENSE:

(1)	The differences between pretax accounting income and taxable income pursuant to Korean Corporate Income Tax Law for the six months ended June 30, 2007 and 2006 are summarized as follows (Unit: In millions):

	2007				2006
Income before income tax			(Won)	2,159,876			(Won)	2,181,886
Taxable and non-deductible items:
Temporary difference	(Won)	2,254,848			(Won)	1,816,049
Permanent difference		1,067,639		3,322,487		764,222		2,580,271

Deductible and non-taxable items:
Temporary difference		(1,702,906)				(2,134,200)
Permanent difference		(1,245,725)		(2,948,631)		(627,795)		(2,761,995)

Taxable income			(Won)	2,533,732			(Won)	2,000,162

(2)	Reconciliation items between accounting income and taxable income pursuant to the Corporate Income Tax Law of Korea for the six months ended June 30, 2007 and 2006 are as follows (Units: In millions):

	2007				2006
Accounts	Temporary difference		Permanent difference		Temporary difference		Permanent difference
Taxable and non-deductible items:
Loss (gain) on fair value hedges	(Won)	62,843	(Won)	—	(Won)	58,096	(Won)	—
Other allowances		733,115		—		785,336		—
Accrued interest		431,301		—		349,024		—
Tangible asset impairment losses		14,127		—		15,822		—
Deferred loan organization fee and cost		138,338		—		52,025		—
Interest on ELD		8,868		—		13,369		—
Stock options		64,905		—		41,121		—
Allowance for possible losses on acceptances and guarantees		23,554		—		10,741		—
Loss (gain) on valuation of derivatives		64,458		—		94,654		—
Goodwill		39,173		—		39,173		—
Present value discount		1,295		—		1,441		—
Dividends from SPC		9,156		—		14,552		—
Others		663,715		1,067,639		340,695		764,222

	(Won)	2,254,848	(Won)	1,067,639	(Won)	1,816,049	(Won)	764,222

Deductible and non-taxable items:
Loss (gain) on fair value hedges	(Won)	129,862	(Won)	—	(Won)	50,222	(Won)	—
Other allowances		776,661		—		875,835		—
Allowance for loan losses		—		—		37,626		—
Accrued interest		461,323		—		385,862		—
Tangible asset impairment losses		15,535		—		11,466		—
Deferred loan organization fee and cost		161,352		—		88,632		—
Interest on ELD		6,681		—		21,227		—
Stock options		42,754		—		46,905		—
Allowance for possible losses on acceptances and guarantees		18,772		—		10,141		—
Loss (gain) on valuation of derivatives		38,403		—		100,490		—
Present value discount		1,370		—		1,713		—
Dividends from SPC		333		—		42,229		—
Others		49,860		1,245,725		461,852		627,795

	(Won)	1,702,906	(Won)	1,245,725	(Won)	2,134,200	(Won)	627,795

(3)	Changes in cumulative temporary differences for the six months ended June 30, 2007 and 2006, and deferred income tax assets (liabilities) as of June 30, 2007 and 2006 are as follows (Unit: In millions):

	2007
	Beginning balance(*1)		Deduction		Addition		Ending balance
(Deductible temporary differences)
Other allowances	(Won)	801,451	(Won)	776,661	(Won)	733,115	(Won)	757,905
Allowance for loan losses		276		—		—		276
Tangible asset impairment losses		15,535		15,535		14,127		14,127
Interest on ELD		19,307		6,681		8,868		21,494
Stock options		42,754		42,754		64,905		64,905
Allowance for possible losses on acceptances and guarantees		18,772		18,772		23,554		23,554
Loss (gain) on valuation of derivatives		38,403		38,403		64,458		64,458
Present value discount		1,370		1,370		1,295		1,295
Dividends from SPC		205,255		254		782		205,783
Allowance for repurchase SPC		80,204		—		—		80,204
Others		162,287		27,667		658,617		793,237

		1,385,614		928,097		1,259,991		2,027,238

The exclusion of deferred income tax assets (*2):
Other allowances		7,238						2,520
Dividends from SPC		205,255						205,784
Allowance for repurchase SPC		80,204						80,204
Others		72,556						78,219

		1,020,361						1,660,511
Statutory tax rate		27.5%						27.5%

Deferred income tax assets		280,599						456,641

(Taxable temporary differences)
Loss (gain) on fair value hedges		(62,843)		(62,843)		(129,862)		(129,862)
Accrued interest		(431,301)		(431,301)		(461,323)		(461,323)
Deferred loan organization fee and cost		(138,338)		(138,338)		(161,352)		(161,352)
Goodwill		(300,324)		(39,173)		—		(261,151)
Dividends from SPC		(8,374)		(8,374)		(79)		(79)
Others		(331,364)		(5,098)		(22,193)		(348,459)

		(1,272,544)		(685,127)		(774,809)		(1,362,226)

The exclusion of deferred income tax liabilities:		(300,324)						(261,151)
Goodwill		(72,406)						(72,992)
Others		(899,814)						(1,028,083)

		27.5%						27.5%
Statutory tax rate		(247,449)						(282,723)

Deferred income tax liabilities		(300,324)						(261,151)

Net deferred income tax assets	(Won)	33,150					(Won)	173,918

(*1)	The adjustment based on the final tax return was reflected in the beginning deferred income tax assets.
(*2)	As of June 30, 2007, other allowances of (Won)2,520 million, dividends from SPC of (Won)205,784 million, allowances for repurchase SPC of (Won)80,204 million and other (equity method) of (Won)78,219 million in deductible temporary differences are not recoverable in the future, therefore, these were not recognized as deferred tax assets.

	2006
	Beginning balance(*1)		Deduction		Addition		Ending balance
(Deductible temporary differences)
Other allowances	(Won)	900,625	(Won)	875,835	(Won)	785,336	(Won)	810,126
Allowance for loan losses		37,626		37,626		—		—
Tangible asset impairment losses		11,466		11,466		15,822		15,822
Interest on ELD		31,108		21,227		13,369		23,250
Stock options		46,905		46,905		41,121		41,121
Allowance for possible losses on acceptances and guarantees		10,141		10,141		10,741		10,741
Present value discount		1,713		1,713		1,441		1,441
Dividends from SPC		268,685		42,229		14,552		241,008
Allowance for repurchase SPC		80,204		—		—		80,204
Others		824,660		451,326		338,006		711,340

		2,213,133		1,498,468		1,220,388		1,935,053

The exclusion of deferred income tax assets(*2):
Dividends from SPC		268,685						241,008
Allowance for repurchase SPC		80,204						80,204
Others		57,611						76,661

		1,806,633						1,537,180
Statutory tax rate		27.5%						27.5%

Deferred income tax assets		496,824						422,724

(Taxable temporary differences)
Loss (gain) on fair value hedges		(58,096)		(58,096)		(50,222)		(50,222)
Accrued interest		(349,024)		(349,024)		(385,862)		(385,862)
Deferred loan organization fee and cost		(52,025)		(52,025)		(88,632)		(88,632)
Loss (gain) on valuation of derivatives		(94,654)		(94,654)		(100,490)		(100,490)
Goodwill		(378,669)		(39,173)		—		(339,496)
Others		(233,325)		(2,245)		(10,082)		(241,162)

		(1,165,793)		(595,217)		(635,288)		(1,205,864)

The exclusion of deferred income tax liabilities:
Goodwill		(378,669)						(339,496)
Others		(44,567)						(56,124)

		(742,557)						(810,244)
Statutory tax rate		27.5%						27.5%

Deferred income tax liabilities		(204,203)						(222,817)

Net deferred income tax assets	(Won)	292,621					(Won)	199,907

(*1)	The adjustment based on the final tax return was reflected in the beginning deferred income tax assets.
(*2)	As of June 30, 2006, dividends from SPC of (Won)241,008 million, allowances for repurchase SPC of (Won)80,204 million and other (equity method) of (Won)76,661 million in deductible temporary differences are not recoverable in the future, therefore, these were not recognized as deferred tax assets.

(4)	Income tax payable and income tax refund receivable as of June 30, 2007 and December 2006 are as follows (Unit: In millions):

	2007		2006
Income tax refund receivable	(Won)	119,189	(Won)	617,690
Income tax payable		696,721		845,887

Net income tax payable (Note 16)(*)	(Won)	577,532	(Won)	228,197

(*)	Income tax payable of (Won)2,547 million and (Won)1,987 million as of June 30, 2007 and December 31, 2006, respectively, are due to overseas branch and others. Therefore, these are not eligible for set-off to income tax refund receivable.

(5) Income tax expense for the six months ended June 30, 2007 and 2006 is summarized as follows (Unit: In millions):

	2007		2006
Income tax currently payable	(Won)	696,721	(Won)	550,038
Changes in deferred tax assets		(140,768)		92,714
Income tax expense or benefit allocated directly to shareholder’s equity		183,330		(43,955)
Income tax expense of overseas branch		1,795		3,119

	(Won)	741,078	(Won)	601,916

(6)	The statutory income tax rates applicable to the Bank, including resident tax surcharges, are 27.5 percent for the six months ended June 30, 2007 and 2006, respectively. However, due to tax adjustments, the effective tax rates for the six months ended June 30, 2007 and 2006 are 34.31 percent and 27.59 percent, respectively.

25.	EARNINGS PER SHARE:

(1)	Basic net income per share

Basic net income per share were calculated for common stock by dividing net income available to common shareholders by the weighted average number of outstanding common stock.

Net income per share for common stock for the six months ended June 30, 2007 and 2006 was computed as follows:

1)	Outstanding capital stock for the six months ended June 30, 2007 and 2006 were as follows:

	2007		2006
	Number of shares	Number of shares x number of days	Number of shares	Number of shares x number of days
Number of common shares outstanding-beginning balance	336,379,116	60,884,619,996	336,379,116	60,884,619,996
Number of treasury stock outstanding-beginning balance	—	—	(217,935)	(39,446,235)
Sale of treasury stock	—	—	217,935	37,248,691

	336,379,116	60,884,619,996	336,379,116	60,882,422,452

Weighted average number of common shares outstanding for the six months ended June 30, 2007: 60,884,619,996 ÷ 181 days = 336,379,116 shares

Weighted average number of common shares outstanding for the six months ended June 30, 2006: 60,882,422,452 ÷ 181 days = 336,366,975 shares

2)	The basic net income per share for the six months ended June 30, 2007 and 2006 were as follows (Unit: In Won):

	2007		2006
Net income	(Won)	1,418,798,012,286	(Won)	1,579,969,532,366
Weighted average number of common shares outstanding		336,379,116		336,366,975

Net income per share	(Won)	4,218	(Won)	4,697

The basic net income per share for the year ended December 31, 2006 was (Won) 7,349.

(2)	Diluted net income per share

Diluted net income for the six months ended June 30, 2007 and 2006 represent diluted net income divided by the number of common shares and diluted securities

Diluted net income per share for the six months ended June 30, 2007 and 2006 was computed as follows (Unit: In Won):

	2007		2006
Diluted net income	(Won)	1,418,798,012,286	(Won)	1,579,969,532,366
Weighted average number of common shares outstanding and diluted securities (*)		337,126,079		336,371,922

Diluted net income per share	(Won)	4,209	(Won)	4,697

(*)	The fair value of the service to be received has been reflected in the exercise price in calculating the diluted shares. The diluted shares included in the outstanding common shares are 746,963 shares and 4,947 shares as of June 30, 2007 and 2006, respectively.

The diluted net income per share for the year ended December 31, 2006 was (Won) 7,349.

26.	COMPREHENSIVE INCOME:

Comprehensive income for the six months ended June 30, 2007 and 2006 were as follows (Unit: In millions):

	2007		2006
Net income	(Won)	1,418,798	(Won)	1,579,970
Other comprehensive income:
Gain (loss) on valuation of available-for-sale securities		(481,623)		59,858
Loss on valuation of held-to-maturity securities		(38)		(211)
Gain (loss) on valuation of securities using the equity method		(5,629)		4,556

	(Won)	931,508	(Won)	1,644,173

27.	TRUST ACCOUNTS:

(1)	Major financial information related to the trust accounts as of and for the six months ended June 30, 2007 and 2006 were as follows (Unit : In millions):

	2007		2006(*)
Operating revenue of trust operation:
Trust fees and commissions from trust accounts	(Won)	46,649	(Won)	49,137
Commissions from early redemption in trust accounts		11		17

	(Won)	46,660	(Won)	49,154

Operating expenses of trust operation:
Accrued interest on trust accounts	(Won)	30,955	(Won)	20,738

Assets:
Accrued receivable trust fees	(Won)	106,671	(Won)	81,650

Liabilities:
Due to trust accounts	(Won)	1,737,606	(Won)	1,281,185
Accrued interest on trust accounts		5,211		3,017

	(Won)	1,742,817	(Won)	1,284,202

(*)	The balance of the assets and liabilities is as of December 31, 2006.

(2)	As of June 30, 2007 and December 31, 2006, trust accounts for which the Bank provided the guarantees for a fixed rate of return and/or the repayment of principal consisted of following (Unit: In millions):

		2007				2006
	Name of fund	Book value		Fair value		Book value		Fair value
Trust accounts guaranteeing the repayment of principal:	Old age pension (*1 & 2)	(Won)	11,766	(Won)	11,751	(Won)	13,331	(Won)	13,305
	Personal pension (*1 & 2)		2,265,694		2,230,842		2,256,483		2,230,878
	Pension trust		504,940		504,940		463,785		463,785
	Retirement trust		455,390		455,390		512,951		512,951
	New personal pension		68,884		68,884		68,648		68,648
	New old age pension		79,038		79,038		100,176		100,177

			3,385,712		3,350,845		3,415,374		3,389,744

Trust accounts guaranteeing a fixed rate of return and the repayment of principal:	Development money trust (*1)		77,667		77,708		70,464		70,478
	Unspecified monetary trust (*1)		164		164		153		153

			77,831		77,872		70,617		70,631

		(Won)	3,463,543	(Won)	3,428,717	(Won)	3,485,991	(Won)	3,460,375

(*1)	These funds were not stated at fair value but at book value.
(*2)	The book value is greater than the fair value, but the Bank is not obligated to pay the difference since these are yield-based dividend instruments.

28.	SEGMENT INFORMATION:

(1)	As of June 30, 2007 and December 31, 2006, the Bank’s operating segments are consumer banking, corporate banking, credit card operation, treasury operation of investment in securities (including derivatives) and funding, and other operations of general administration and trust. Geographical segment are segregated into two segments: domestic and overseas operations.

As of and for the six months ended June 30, 2007, financial information on the Bank’s operating segments was as follows (Unit: In millions):

	Consumer		Corporate		Credit card		Capital market		Other		Total
Securities	(Won)	—	(Won)	5,454	(Won)	88,186	(Won)	28,664,096	(Won)	2,557,560	(Won)	31,315,296
Loans		84,464,980		63,862,574		7,973,754		2,863,112		153,829		159,318,249
Operating income before provision		996,556		463,693		408,864		10,954		884,111		2,764,178

As of and for the year ended December 31, 2006, financial information on the Bank’s operating segments was as follows (Unit: In millions):

	Consumer		Corporate		Credit card		Capital market		Other		Total
Securities	(Won)	—	(Won)	222,892	(Won)	84,156	(Won)	25,946,509	(Won)	3,128,923	(Won)	29,382,480
Loans		84,258,294		55,001,230		7,608,708		2,872,625		126,325		149,867,182
Operating income before provision (*)		1,005,624		405,983		546,397		(46,532)		446,886		2,358,358

(*)	For the six months ended June 30, 2006

(2)	Financial information on the Bank’s geographical segments as of and for the six months ended June 30, 2007 was as follows (Unit: In millions):

	Domestic		Overseas		Total
Securities	(Won)	31,310,652	(Won)	4,644	(Won)	31,315,296
Loans		158,929,881		388,368		159,318,249
Operating income before provision		2,757,434		6,744		2,764,178

Financial information on the Bank’s geographical segments as of and for the year ended December 31, 2006 was as follows (Unit: In millions):

	Domestic		Overseas		Total
Securities	(Won)	29,382,480	(Won)	—	(Won)	29,382,480
Loans		149,481,281		385,901		149,867,182
Operating income before provision (*)		2,349,570		8,788		2,358,358

(*)	For the six months ended June 30, 2006

29.	RELATED PARTY TRANSACTIONS:

(1)	The subsidiaries of the Bank as of June 30, 2007 and December 31, 2006 were as follows:

	2007	2006
Domestic Subsidiaries	KB Investment Co., Ltd.	KB Investment Co., Ltd.
	KB Futures Co., Ltd.	KB Futures Co., Ltd.
	KB Data System Co., Ltd.	KB Data System Co., Ltd.
	KB Asset Management Co., Ltd.	KB Asset Management Co., Ltd.
	KB Real Estate Trust Co., Ltd.	KB Real Estate Trust Co., Ltd.
	KB Credit Information Co., Ltd.	KB Credit Information Co., Ltd.
	KB Life Insurance Co., Ltd.	KB Life Insurance Co., Ltd.
NPC 02-4 Kookmin Venture Fund(*)
Overseas Subsidiaries	Kookmin Bank International Ltd. (London)	Kookmin Bank International Ltd. (London)
	Kookmin Bank Hong Kong Ltd.	Kookmin Bank Hong Kong Ltd.

(*)	Excluded from consolidated subsidiaries due to the beginning of liquidation on April 1, 2007.

(2)	The various employee benefits for the major directors for the six months ended June 30, 2007 and 2006 were as follows (Unit: In millions):

	2007
	Short-term employee benefits (*)		Stock option		Total
Registered officers (Standing)	(Won)	3,358	(Won)	8,851	(Won)	12,209
Registered officers (Non-Standing)		291		740		1,031

	(Won)	3,649	(Won)	9,591	(Won)	13,240

	2006
	Short-term employee benefits (*)		Stock option		Total
Registered officers (Standing)	(Won)	3,042	(Won)	4,421	(Won)	7,463
Registered officers (Non-Standing)		296		438		734

	(Won)	3,338	(Won)	4,859	(Won)	8,197

(*)	Short-term employee benefits are based on the actual payment.

(3)	Significant balances with related parties as of June 30, 2007 and December 31, 2006 were as follows (Unit: In millions):

	2007
	Assets		Allowance		Liabilities
Subsidiaries:
Trust accounts (trust accounts guaranteed a fixed rate of return and/or the repayment of principal) (*1)	(Won)	87,694	(Won)	—	(Won)	124,895
KB Investment Co., Ltd.		—		—		13,085
KB Futures Co., Ltd.		353		—		7,081
KB Data System Co., Ltd.		57		—		16,336
KB Asset Management Co., Ltd.		136		—		77,042
KB Real Estate Trust Co., Ltd.		14		—		555
KB Credit Information Co., Ltd.		68		—		31,408
KB Life Insurance Co., Ltd.		3,708		—		3,034
Kookmin Bank International Ltd. (London)		357,833		—		58,313
Kookmin Bank Hong Kong Ltd.		220,696		—		2,100

		670,559		—		333,849

Investee under the equity method:
Jooeun Industrial Co., Ltd.		52,559		27,357		—
NPC 02-4 Kookmin Venture Fund (*2)		—		—		4,359

		52,559		27,357		4,359

	(Won)	723,118	(Won)	27,357	(Won)	338,208

	2006
	Assets		Allowance		Liabilities
Subsidiaries:
Trust accounts (trust accounts guaranteed a fixed rate of return and/or the repayment of principal) (*1)	(Won)	68,949	(Won)	—	(Won)	157,695
KB Investment Co., Ltd.		—		—		12,608
KB Futures Co., Ltd.		926		—		8,095
KB Data System Co., Ltd.		42		—		22,918
KB Asset Management Co., Ltd.		99		—		58,289
KB Real Estate Trust Co., Ltd.		862		6		549
KB Credit Information Co., Ltd.		120		—		29,462
KB Life Insurance Co., Ltd.		3,167		—		6,113
Kookmin Bank International Ltd. (London)		231,563		—		49,536
Kookmin Bank Hong Kong Ltd.		178,590		—		12,285

		484,318		6		357,550

Investee under the equity method:
Pacific IT Investment Partnership		—		—		51
Jooeun Industrial Co., Ltd.		60,858		31,677		—
NPC 02-4 Kookmin Venture Fund (*2)		—		—		13,189

		60,858		31,677		13,240

	(Won)	545,176	(Won)	31,683	(Won)	370,790

(*1)	Trust accounts guaranteeing the repayment of principal or a fixed rate of return.
(*2)	Excluded from consolidated subsidiaries due to the beginning of liquidation on April 1, 2007.

(4)	Significant transactions with related parties for the six months ended June 30, 2007 and 2006 were as follows (Unit: In millions):

	2007
	Revenue		Bad debt expenses		Expenses (*2)
Subsidiaries:
Trust accounts (trust accounts guaranteed a fixed rate of return and/or the repayment of principal) (*1)	(Won)	18,745	(Won)	—	(Won)	3,288
KB Investment Co., Ltd.		—		—		279
KB Futures Co., Ltd.		12		—		880
KB Data System Co., Ltd.		49		—		14,792
KB Asset Management Co., Ltd.		448		—		1,624
KB Real Estate Trust Co., Ltd.		94		(6)		1,937
KB Credit Information Co., Ltd.		83		—		30,092
KB Life Insurance Co., Ltd.		22,347		—		2
Kookmin Bank International Ltd. (London)		3,586		—		1,530
Kookmin Bank Hong Kong Ltd.		5,001		—		1,491

		50,365		(6)		55,915

Investee under the equity method:
Pacific IT Investment Partnership		—		—		—
Jooeun Industrial Co., Ltd.		—		(4,320)		—
NPC 02-4 Kookmin Venture Fund (*3)		—		—		238

		—		(4,320)		238

	(Won)	50,365	(Won)	(4,326)	(Won)	56,153

	2006
	Revenue		Bad debt expenses		Expenses(*2)
Subsidiaries:
Trust accounts (trust accounts guaranteed a fixed rate of return and/or the repayment of principal) (*1)	(Won)	23,115	(Won)	—	(Won)	1,640
KB Investment Co., Ltd.		—		—		240
KB Futures Co., Ltd.		12		—		877
KB Data System Co., Ltd.		242		—		12,532
KB Asset Management Co., Ltd.		381		—		681
KB Real Estate Trust Co., Ltd.		890		(48)		—
KB Credit Information Co., Ltd.		129		—		34,092
KB Life Insurance Co., Ltd.		15,742		—		1
Kookmin Bank International Ltd. (London)		5,202		—		2,083
Kookmin Bank Hong Kong Ltd.		4,498		—		1,090

		50,211		(48)		53,236

Investee under the equity method:
Pacific IT Investment Partnership		—		—		7
Jooeun Industrial Co., Ltd.		—		364		—
NPC 02-4 Kookmin Venture Fund (*3)		3		—		253

		3		364		260

	(Won)	50,214	(Won)	316	(Won)	53,496

(*1)	Trust accounts guaranteeing the repayment of principal or a fixed rate of return.
(*2)	Bad debt expenses excluded.
(*3)	Excluded from consolidated subsidiaries due to the beginning of liquidation on April 1, 2007.

30.	EMPLOYEE BENEFITS:

The Bank has employee benefits programs, such as support for rent of houses, scholarship, medical insurance, accident compensation, compensated leave, gym facilities and other benefits.

31.	CASH FLOWS:

(1)	Cash flows from operating activities are presented by the indirect method.

(2)	The cash and due from banks in the statements of cash flows for the six months ended June 30, 2007 and 2006 were as follows (Unit : In millions)

	2007		2006
Cash and checks	(Won)	2,283,002	(Won)	2,271,681
Foreign currencies		183,030		162,919
Due from banks		2,870,450		2,455,526

		5,336,482		4,890,126
Restricted due from banks		(2,649,771)		(2,020,278)

	(Won)	2,686,711	(Won)	2,869,848

(3)	Significant transactions not involving cash inflows and outflows for the six months ended June 30, 2007 and 2006 were as follows (Unit : In millions):

	2007		2006
Write-offs of loans and decrease of loans from principal exemption	(Won)	477,280	(Won)	706,294
Changes in accumulated other comprehensive income from valuation of available-for-sale securities		(481,623)		59,858